Itaú

March 31, 2011

Complete Financial Statements in IFRS

Itaú Unibanco Holding S.A.

Report on Review of special purpose consolidated interim financial statements

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.

We have reviewed the interim financial statements of Itaú Unibanco Holding S.A. and subsidiaries (Consolidated) for the quarter ended March 31, 2011, which comprise the balance sheet and the corresponding statements of income, comprehensive income, changes in equity and cash flows for the quarter then ended, and a summary of significant accounting policies and other explanatory information. These consolidated financial statements have been prepared in accordance with the accounting practices described in Note 2.

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting practices described in Note 2. Our responsibility is to express a conclusion on these consolidated interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagement (NBC TR 2410 and ISRE 2410 'Review of interim financial statements performed by the independent auditor of the entity'). A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements referred to above are not presented fairly, in all material respects, in accordance with the accounting practices described in Note 2.

Emphasis about the basis of preparation of the special purpose consolidated interim financial statements

Without modifying our review, we draw attention to Note 2 to these consolidated interim financial statements, which describes the basis of preparation. The consolidated interim financial statements were prepared voluntarily by the Institution's management taking on the basis set out in the Resolution No. 3,786 of the National Monetary Council (CMN).

São Paulo, May 9, 2011.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Sergio Miron
Contador CRC 1SP173647/O-5

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet
(In millions of Reais)

ASSETS	NOTE	03/31/2011	03/31/2010	01/01/2010
Cash and deposits on demand	3	11,824	10,998	10,671
Central Bank compulsory deposits	4	90,861	33,183	13,869
Interbank deposits	5	12,591	14,220	17,799
Securities purchased under agreements to resell	5	105,803	140,200	135,820
Financial assets held for trading	6	108,956	54,891	55,552
Pledged as collateral		42,572	5,456	6,336
Other		66,384	49,435	49,216
Financial assets designated at fair value through profit or loss	6b	147	227	373
Derivatives	7 and 8	10,230	7,876	5,589
Available-for-sale financial assets	9	43,692	37,380	41,302
Pledged as collateral		6,171	4,194	3,019
Other		37,521	33,186	38,283
Held-to-maturity financial assets	10	3,116	2,566	2,429
Pledged as collateral		262	127	124
Other		2,854	2,439	2,305
Loan operations, net	11	284,049	231,473	224,818
Loan operations		303,993	251,265	245,063
(-) Allowance for loan losses		(19,944)	(19,792)	(20,245)
Other financial assets	19a	36,383	27,080	26,741
Investments in unconsolidated companies	12	3,048	3,177	3,180
Fixed assets, net	14	4,881	4,243	4,178
Intangible assets, net	15	2,891	3,187	3,723
Tax assets		22,118	24,257	26,684
Income tax and social contribution - credits		2,380	3,221	4,769
Income tax and social contribution - deferred	26b	19,193	20,519	21,519
Other taxes		545	517	396
Assets held for sale	35	84	226	239
Other assets	19a	5,861	5,538	5,637
TOTAL ASSETS		746,535	600,722	578,604
The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet
(In millions of Reais)

LIABILITIES AND STOCKHOLDERS' EQUITY	NOTE	03/31/2011	03/31/2010	01/01/2010
Deposits	16	203,922	183,606	190,716
Securities sold under repurchase agreements	18a	206,753	148,055	131,946
Financial liabilities held for trading	17	819	813	663
Derivatives	7 and 8	7,656	7,277	5,332
Interbank market	18a	68,602	47,963	44,722
Institutional market	18b	46,559	34,784	30,530
Other financial liabilities	19b	33,896	26,142	27,027
Reserves for insurance and private pension	29	59,758	49,628	47,945
Liabilities for capitalization plans		2,695	2,352	2,261
Provisions	31	14,874	11,855	13,524
Tax liabilities	31b	10,385	8,800	9,781
Income tax and social contribution - current		520	408	1,265
Income tax and social contribution - deferred	26b II	4,248	3,884	4,963
Other		5,617	4,508	3,553
Other liabilities	19b	21,465	17,089	15,077
Total liabilities		677,384	538,364	519,524
Capital	20a	45,000	45,000	45,000
Treasury shares	20a	(508)	(939)	(1,031)
Additional paid-in capital		540	362	356
Appropriated reserves	20d	19,003	9,198	6,801
Unappropriated reserves		3,294	6,169	5,609
Cumulative comprehensive income		322	615	781
Total stockholders’ equity of owners of parent company		67,651	60,405	57,516
Non-controlling interests		1,500	1,953	1,564
Total stockholders’ equity		69,151	62,358	59,080
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		746,535	600,722	578,604
The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Income
Periods ended
(In millions of Reais, except per share information)

	NOTE	01/01 to 03/31/2011	01/01 to 03/31/2010
Banking product		18,726	16,870
Interest and similar income	22a	22,463	17,701
Interest and similar expense	22b	(11,002)	(8,291)
Dividends income		72	88
Net gain (loss) from financial assets and liabilities	22c	291	304
Foreign exchange results and exchange variation on transactions		416	661
Banking service fees	23	4,447	4,024
Income from insurance, private pension and capitalization operations before claim and selling expenses		1,595	1,627
Income from insurance and private pension	29	3,869	3,187
Change in reserves for insurance and private pension		(2,725)	(1,970)
Revenue from capitalization plans		451	410
Other income	24	444	756
Losses on loans and claims		(3,312)	(3,823)
Expenses for allowance for loan losses	11b	(4,109)	(4,187)
Recovery of loans previously written-off		1,199	832
Expenses for claims		(402)	(468)
Operating margin		15,414	13,047
Other operating income (expenses)		(10,039)	(8,687)
General and administrative expenses	25	(9,072)	(7,854)
Tax other than income tax and social contribution		(1,032)	(911)
Share of comprehensive income of unconsolidated companies	12	65	78
Net income before income tax and social contribution	26	5,375	4,360
Current income tax and social contribution		(2,009)	(1,167)
Deferred income tax and social contribution		263	96
NET INCOME		3,629	3,289
Net income attributable to owners of the parent company	27	3,473	3,088
Net income attributable to non-controlling interests		(156)	(201)
EARNINGS PER SHARE - BASIC
Common		0.76	0.68
Preferred		0.76	0.68
EARNINGS PER SHARE - DILUTED	27
Common		0.76	0.68
Preferred		0.76	0.68
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - BASIC	27
Common		2,289,284,273	2,289,284,273
Preferred		2,257,961,948	2,240,582,129
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - DILUTED	27
Common		2,289,284,273	2,289,284,273
Preferred		2,269,757,891	2,256,987,723
The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Comprehensive Income
Periods ended
(In millions of Reais)

	NOTE	03/31/2011	03/31/2010
Net income		3,629	3,289
Available-for-sale investments
Change in fair value		(245)	28
(Gains)/Losses transferred to income through disposal	9	(184)	(89)
Tax effect	17	172	24
Cash flow hedge	8
Change in fair value		22	(20)
Tax effect		(9)	8
Foreign exchange differences on foreign investments		54	(91)
Share of comprehensive income of unconsolidated companies		17	(27)
Total comprehensive income		3,456	3,122
Comprehensive income attributable to non-controlling interests		156	201
Comprehensive income attributable to controlling interests		3,300	2,921
The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consoliated Statement of Changes in Stockholders’ Equity (Note 20)
Periods Ended at March 31, 2011 and 2010
(In millions of Reais)

	Attributed to owners of the parent company
							Other comprehensive income
	Capital	Treasury shares	Additional paid- in capital	Appropriated reserves	Unappropriated reserves	Retained earnings	Available for sale	Cumulative translation adjustments	Gains and losses – Cash flow hedge	Total stockholders’ equity – owners of the parent company	Total stockholders’ equity – noncontrolling interests	Total
Balance at 01/01/2010	45,000	(1,031)	356	6,801	5,609	-	771	-	10	57,516	1,564	59,080
Transactions with owners	-	92	6	-	-	(109)	-	-	-	(11)	-	(11)
Treasury shares - Granting of stock options – exercised options	-	92	(20)	-	-	-	-	-	-	72	-	72
Stock option plan – expenses recognized in the period	-	-	26	-	-	-	-	-	-	26	-	26
Dividends and interest on capital (Note 20b)	-	-	-	-	-	(109)	-	-	-	(109)	-	(109)
Other	-	-	-	(4)	(18)	-	-	-	-	(22)	188	166
Total comprehensive income	-	-	-	-	-	3,088	(63)	(91)	(12)	2,922	201	3,123
Net income	-	-	-	-	-	3,088	-	-	-	3,088	201	3,289
Other comprehensive income in the period	-	-	-	-	-	-	(63)	(91)	(12)	(166)	-	(166)
Appropriations:
Legal reserve	-	-	-	125	-	(125)	-	-	-	-	-	-
Unrealized profit reserve	-	-	-	-	-	-	-	-	-	-	-	-
Statutory reserve	-	-	-	2,276	578	(2,854)	-	-	-	-	-	-
Balance at 03/31/2010	45,000	(939)	362	9,198	6,169	-	708	(91)	(2)	60,405	1,953	62,358
Change in the period	-	92	6	2,397	560	-	(63)	(91)	(12)	2,889	389	3,278
Balance at 01/01/2011	45,000	(628)	491	16,903	4,005	-	775	(274)	(6)	66,266	1,677	67,943
Transactions with owners	-	120	49	(1)	-	(775)	-	-	-	(607)	-	(607)
Treasury shares - Granting of stock options – exercised options	-	120	15	-	-	-	-	-	-	135	-	135
Stock option plan – expenses recognized in the period	-	-	34	-	-	-	-	-	-	34	-	34
Dividends and interest on capital (Note 20b)	-	-	-	(1)	-	(775)	-	-	-	(776)	-	(776)
Dividends/Interest on equity paid in 2011 - Year 2010	-	-	-	-	(1,308)	-	-	-	-	(1,308)	(333)	(1,641)
Total comprehensive income	-	-	-	-	-	3,473	(240)	54	13	3,300	156	3,456
Net income	-	-	-	-	-	3,473	-	-	-	3,473	156	3,629
Other comprehensive income in the period	-	-	-	-	-	-	(240)	54	13	(173)	-	(173)
Appropriations:
Legal reserve	-	-	-	144	-	(144)	-	-	-	-	-	-
Unrealized profit reserve	-	-	-	-	-	-	-	-	-	-	-	-
Statutory reserve	-	-	-	1,957	597	(2,554)	-	-	-	-	-	-
Balance at 03/31/2011	45,000	(508)	540	19,003	3,294	-	535	(220)	7	67,651	1,500	69,151
Change in the period	-	120	49	2,100	(711)	-	(240)	54	13	1,385	(177)	1,208
The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Cash Flows
Periods ended March 31, 2011 and 2010
(In millions of Reais)

	NOTE	01/01 to 03/31/2011	01/01 to 03/31/2010
Net income		3,629	3,289
Adjustments to net income:		6,492	5,452
Granted options recognized		34	26
Allowance for loan losses		4,109	4,187
Change in reserves for insurance and private pension		2,725	1,970
Revenue from capitalization plans		(451)	(410)
Depreciation and amortization		523	490
Deferred taxes		(263)	(96)
Share of profit of unconsolidated companies		(65)	(78)
(Gain) loss from available-for-sale securities		(184)	(89)
(Gain) loss from sale of assets held for sale		2	54
(Gain) loss from sale of investments		-	(11)
(Gain) loss from sale of fixed assets		12	4
(Gain) loss from termination of operations of intangible assets		-	(53)
Other		50	(542)
CHANGE IN ASSETS AND LIABILITIES		(21,695)	(29,443)
(Increase) decrease in interbank deposits		359	(11,301)
(Increase) decrease in securities purchased under agreements to resell		(29,683)	(4,323)
(Increase) decrease in compulsory deposits with the Central Bank of Brazil		(5,071)	(19,306)
(Increase) decrease in financial assets held for trading		6,527	1,034
(Increase) decrease in derivatives (assets/liabilities)		(467)	(342)
(Increase) decrease in financial assets at fair value		151	(227)
(Increase) decrease in loan operations		(13,020)	(10,889)
(Increase) decrease in other financial assets		4,547	(341)
(Increase) decrease in other tax assets		2,032	2,522
(Increase) decrease in other assets		588	(815)
(Decrease) increase in deposits		1,544	(7,212)
(Decrease) increase in deposits received under securities repurchase agreements		7,111	16,222
(Decrease) increase in financial liabilities held for trading		(516)	150
(Decrease) increase in funds from interbank markets		6,045	3,178
(Decrease) increase in other financial liabilities		(7,107)	(683)
(Decrease) increase in technical reserve for insurance and private pension		169	(2,548)
(Decrease) increase in liabilities for capitalization plans		543	2,762
(Decrease) increase in provisions		70	(725)
(Decrease) increase in tax liabilities		(114)	(984)
(Decrease) increase in other liabilities		6,272	5,320
Payment of income tax and social contribution		(1,675)	(935)
NET CASH FROM (USED IN) OPERATING ACTIVITIES		(11,574)	(20,702)
Interest on capital/dividends received from investments in unconsolidated companies		19	17
Cash received from sale of available-for-sale securities		4,711	7,888
Cash received from redemption of held-to-maturity securities		289	55
Cash upon sale of assets held for sale		28	6
Cash on recieved sale of fixed assets	14	7	10
Termination of contracts of intangible assets	15	4	121
Purchase of available-for-sale securities		(3,304)	(2,850)
Purchase of held-to-maturity securities		(123)	(96)
Purchase of investments		-	(13)
Purchase of fixed assets	14	(380)	(322)
Purchase of intangible assets	15	(218)	(88)
NET CASH FROM (USED IN) INVESTMENT ACTIVITIES		1,033	4,728
Funding from institutional markets		4,012	3,815
Redemption in institutional markets		(2,713)	(142)
Change in non-controlling interests		(326)	215
Exercise of stock options		135	72
Dividends and interest on capital paid to non-controlling interests		(7)	(27)
Dividends and interest on capital paid		(2,877)	(2,708)
NET CASH FROM (USED IN) FINANCING ACTIVITIES		(1,776)	1,225

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2.4c and 3	(12,317)	(14,749)

Cash and cash equivalents at the beginning of the period		45,609	72,652
Effects of changes in exchange rates on cash and cash equivalents		(17)	128
Cash and cash equivalents at the end of the period	3	33,275	58,031
Additional information on cash flow
Interest received		22,855	25,816
Interest paid		10,019	15,604
Non-cash transactions
Loans transferred to assets held for sale		2	33
Dividends and interest on capital declared and not yet paid		791	141
The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Notes to the Consolidated Financial Statements
At March 31, 2011 and 2010
 (In millions of Reais, except information per share)

NOTE 01 – OVERVIEW

Itaú Unibanco Holding S.A. ("we" or “Itaú Unibanco Holding” are references to Itaú Unibanco Holding S.A. and their subsidiaries and affiliates) is a publicly-held company, organized and existing under the Laws of Brazil. The head office of Itaú Unibanco Holding is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, Brazil.

Itaú Unibanco Holding provides, directly or through its subsidiaries, a wide range of credit and other financial services to a diverse customer base of individuals and companies in and outside Brazil, Brazilian-related and non-related customers, through their international branches, subsidiaries and affiliates. Such services are offered in Brazil to retail customers through the branch network of Itaú Unibanco S. A. (“Itaú Unibanco”), and to wholesale customers through Banco Itaú BBA S.A. (“Itaú BBA”), and overseas branches in New York, Grand Cayman, Tokyo, and Nassau, and through subsidiaries mainly in Argentina, Chile, Uruguay, Paraguay, Cayman Islands, and Europe (Portugal and Luxembourg).

Itaú Unibanco Holding is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which holds 51% of our common shares, and which is jointly controlled by (i) Itaúsa, a holding company controlled by members of the Egydio de Souza Aranha family; and (ii) E. Johnston, a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 38.7% of our common shares of Itaú Unibanco Holding.

As described in Note 33, the operations of Ítaú Unibanco Holding are divided into four operating and reportable segments: (1) Commercial Bank,, which offers a wide range of banking services for individuals (retail, under several areas specialized in distribution and under several brands, such as Uniclass, Personnalité or Private Bank) and for companies  (very small, small and medium-sized companies), including services such as asset management, investor services, insurance, private pension plans, capitalization plans, and credit cards issued to account holders; (2) Itaú BBA, which offers wholesale products and services to large companies, as well as investment bank activities; (3) Consumer Credit, which offers basically products and services to non-account holders, such as vehicle financing, credit card transactions and consumer financing, and (4) Corporation and Treasury, which generates interest income associated with capital surplus, subordinated debt surplus and the results of certain treasury activities, carry forwards of the net balance of deferred tax assets and liabilities, the net interest income from the negotiation of financial assets through proprietary positions, from the management of currency gaps, and rate gaps and from other risk factors, from arbitrage opportunities in the foreign and domestic markets, and from the effect of mark to market of financial assets.

NOTE 02 – SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below.

2.1 BASIS OF PREPARATION

These consolidated financial statements of Itaú Unibanco Holding were prepared taking into consideration what is set out in the National Monetary Council (CMN) Resolution No. 3,786, which established that from December 31, 2010, annual consolidated financial statements shall be prepared in accordance with the International Financial Reporting Standards (IFRS), as approved by the International Accounting Standard Board (IASB), based on a Portuguese language translation issued by a Brazilian entity recognized by the International Accounting Standards Committee Foundation (IASC).

For the purposes of the accompanying financial statements, Itaú Unibanco Holding elected January 1, 2010 (the "transition date”) as the date of transition from the accounting practices adopted in Brazil (“BRGAAP”) and IFRS.  BRGAAP has been defined as the previous accounting practice (“Prior GAAP”), for purposes of IFRS 1 – “First-time adoption of International Financial Reporting Standards”. Such adoption followed the provisions of BACEN Circular Letter No. 3,435.

These consolidated financial statements have been presented following the accounting practices described in this note.

In the preparation of these consolidated financial statements, Itaú Unibanco Holding adopted the criteria for recognition, measurement and disclosure established in the pronouncements issued by the IASB, and the interpretations of the International Financial Reporting Interpretation Committee (IFRIC) described in this note. For this reason, these consolidated financial statements include references to the IFRS, the pronouncements issued by the IASB, and to the interpretations issued by the IFRIC. However, these consolidated financial statements do not represent the first complete IFRS financial statement because they do not present consolidated financial statements for a full twelve-month period.

The reconciliation between stockholders’ equity under BRGAAP, defined as the Prior one, and IFRS at the transition date is presented in Note 2.5 together with a description of the applicable exemptions and the mandatory exceptions, as defined by the IFRS 1.

IFRS 1 is applied when an entity adopts the IFRS in the preparation of its annual financial statements for the first time, with an explicit and unreserved statement of compliance with the IFRS. In general, IFRS 1 requires the entity to comply with each IFRS accounting standard effective at the date of preparation of its first IFRS consolidated financial statement. In these consolidated financial statements presented for the special purpose of providing additional information to the market aligned with the provisions set out in Resolution No. 3,786, and that do not represent the first IFRS consolidated financial statements, Itaú Unibanco Holding has applied a transition date of January 1, 2010.

IFRS 1 grants exemptions that provide limited relief from requirements in specific areas in which the cost of producing information could exceed the benefits of users of financial statements. In addition, IFRS 1 also prohibits the retrospective application of certain standards or criteria to certain areas, particularly those in which the retrospective application could require management to exercise judgment over conditions that did not exist at the time the transactions were made.

The summary of the IFRS1 applicable exemptions and of the exceptions adopted by the Management in the preparation of these consolidated financial statements is presented in Note 2.5.

2.2 PRONOUNCEMENTS, CHANGES AND INTERPRETATIONS EFFECTIVE ON JANUARY 1, 2011 OR LATER

The following pronouncements that became effective for periods after the date of these consolidated financial statements and those that are applicable to our operations were not early adopted:

•
Amendment to IFRIC 14 – IAS 19 – “The limit on a defined benefit asset, minimum funding requirements and their interaction” – removes an unintentional consequence of IFRIC 14 related to spontaneous prepayment of pension plans when there is a minimum funding requirement. Itaú Unibanco Holding does not expect that this change have significant impact on its consolidated financial statements.

•
IFRS 9 – “Financial instruments” – the pronouncement is the first step in the process for replacing the IAS 39 - “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for classifying and measuring financial assets, and it is expected to affect the accounting for financial instruments of Itaú Unibanco Holding. It is not effective before January 1, 2013, and IASB permits its early adoption. However, early adoption is not available in Brazil, as BACEN, through Resolution No. 3,853, established that the early adoption of pronouncements issued by IASB is conditional upon a specific approval issued by BACEN.

2.3 ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of consolidated financial statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenue, expenses, gains and losses over the reporting and subsequent periods, because actual results may differ from those determined in accordance with such estimates and assumptions.

All estimates and assumptions made by Management are in accordance with IFRS and the current best estimates made in conformity with the applicable rule. Estimates and judgments are evaluated on an ongoing basis, and consider past experience and other factors.

The consolidated financial statements include a variety of estimates and assumptions used. The critical accounting estimates and assumptions that have the most significant impact on the carrying amounts of assets and liabilities are described below:

a)	Allowance for loan losses

Itaú Unibanco Holding periodically reviews its portfolio of loan and receivables to evaluate the existence of impairment on its operations.

In order to determine the amount of the allowance for loan losses that shall be recorded in the consolidated statements of income with respect to certain receivable or group of receivables, Itaú Unibanco Holding exercises its judgment to determine whether objective evidence indicates that an event of loss has occurred. This evidence may include observable data that indicates that an adverse change has occurred in relation to the expected cash inflows from counterparty or the existence of a change in local or international economic conditions that correlates with impairment. Management uses estimates based on the history of loss experience in operations with similar characteristics and with similar objective evidence on impairment. The methodology and assumptions used for estimating the amount and timing of future cash flows are regularly reviewed in order to reduce differences between estimates and actual losses.

The carrying amount of the allowance as of March 31, 2011 is R$ 19,944 (R$ 19,792 as of March 31, 2010).

If the net present value of the estimated cash flows presented a positive or negative variation of 1%, the allowance for loan losses would be increased or decreased by approximately R$ 2,837.

The details on methodology and assumptions made by the Management are disclosed in Note 2.4(f) (viii).

b)	Deferred income tax and social contribution

As explained in item 2.4(m), deferred tax assets are recognized only in relation to temporary differences and loss carryforwards to the extent that it is probable that Itaú Unibanco Holding will generate future taxable profit against which deferred tax assets can be utilized. The expected realization of tax asset of Itaú Unibanco Holding is based on projection of future revenue and other technical studies, as disclosed in Note 26. The carrying amount of deferred tax assets as of March 31, 2011 is R$ 25,737 (R$ 26,979 as of March 31, 2010).

c)	Fair value of financial instruments, including derivatives

Financial instruments recorded at fair value as of March 31, 2011 are assets amounting to R$ 163,025 (R$ 100,374 as of March 31, 2010) (of which R$ 10,230 are derivatives (R$ 7,876 as of March 31, 2010)) and liabilities amounting to R$ 8,475 (R$ 8,090 as of March 31, 2010) (of which R$ 7,656 are derivatives (R$ 7,277 as of March 31, 2010)). The fair value of financial instruments, including derivatives that are not traded in active markets is determined by using valuation techniques. Itaú Unibanco Holding uses its judgment to choose a variety of methodologies and to define the assumptions to be used in calculation. These assumptions are mainly based on information and market conditions existing at the balance sheet date.

Itaú Unibanco Holding ranks the fair value measurements using a fair value hierarchy that reflects the significance of inputs adopted in the measurement process. There are three broad levels related to the fair value hierarchy, detailed in Note 30.

Itaú Unibanco Holding believes that all methodologies adopted are adequate and consistent with the market players. Regardless of this fact, the adoption of other methodologies or different presumptions to estimate fair value may result in different fair value estimates at the reporting date.

The methodologies used to estimate the fair value of certain financial instruments are also described in Note 30.

d)	Defined benefit pension plan

As of March 31, 2011, an amount of R$ 289 (R$ 318 as of March 31, 2010) has been recognized as a defined benefit asset with respect to defined benefit pension plans. The current amount of defined benefit pension plan obligations is obtained by actuarial calculations that use a variety of assumptions. Among the assumptions used for estimating the net cost (income) of these plans is the discount rate. Any changes in these assumptions will affect the carrying amount of pension plan liabilities.

Itaú Unibanco Holding determines the appropriate discount rate at the end of each year, and it is used for determining the present value of estimated future cash outflows, which shall be necessary for settling the pension plan liabilities. In order to determine the appropriate discount rate, Itaú Unibanco Holding considers the interest rates of the Brazilian federal government bonds that are denominated in Reais, the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related liabilities.

Should the discount rate used present a reduction of 0.5% regarding current Management’s estimates, the actuarial amount of the pension plan obligations would be increased approximately by R$ 500.

Other assumptions important for pension plan obligations are in part based on current market conditions. Additional information is disclosed in Note 28.

e)	Contingent Liabilities

Itaú Unibanco Holding periodically reviews its contingencies. These contingencies are evaluated based on the Management’s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources are required to settle the obligations and the amounts of which may be estimated with reasonable safety.

For the contingencies classified as “Probable”, provisions are recognized in Balance Sheet under Provisions.

Contingent amounts are measured using models and criteria to measure them properly, despite the uncertainty surrounding the ultimate timing and amounts to be, as detailed in Note 31.

The carrying value of these contingencies as of March 31, 2011 is R$ 14,874 (R$ 11,855 as of March 31, 2010).

2.4 SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a)	CONSOLIDATION AND PROPORTIONATE CONSOLIDATION

I-	Subsidiaries

In accordance with IAS 27 – “Consolidated and Separate Financial Statements”, subsidiaries are entities in which Itaú Unibanco Holding has the power to govern the financial and operating policies so as to obtain benefits from its activities, and that usually is entitled to more than 50% of the voting capital.

II-	Special Purpose Entities (SPEs)

In accordance with SIC 12 – “Consolidation – Special Purpose Entities”, we consolidate special purpose entities, when the substance of the relationship between Itaú Unibanco Holding and the SPEs indicates that the SPEs are controlled by Itaú Unibanco Holding. The following circumstances may show evidence on control:

•
In substance, the activities of the SPEs are being conducted on behalf of Itaú Unibanco Holding, according to its specific business needs so that Itaú Unibanco Holding obtains benefits from their operations;

•	In substance, Itaú Unibanco Holding has the decision-making powers to obtain the majority of the benefits of the activities of SPEs or Itaú Unibanco Holding has power to delegate such powers;

•	In substance, Itaú Unibanco Holding has rights to obtain the majority of the benefits of the SPEs and therefore may be exposed to risks incident to their activities; or

•	In substance, Itaú Unibanco Holding retains the majority of the residual risks related to the SPEs or their assets in order to obtain benefits from their activities.

III-	Joint Ventures

IAS 31 – “Interests in Joint Ventures”, defines joint ventures as entities jointly controlled by two or more not related entities (venturers). Joint ventures include contractual agreements in which two or more entities have joint-control over entities or over operations or over assets, so that the strategic financial and operating decisions that affect them require the unanimous decision of venturers.

Also in accordance with IAS 31, the accounting treatment of joint ventures can be the proportionate consolidation or the equity method. Itaú Unibanco Holding opted for the proportionate consolidation.

The following table shows the main consolidated subsidiaries and joint ventures proportionally consolidated, as well as the interests of Itaú Unibanco Holding in their voting capital as of March 31, 2011 and 2010:

Subsidiaries	Incorporation country	Activity	Interest in voting capital at 03/31/2011	Interest in voting capital at 03/31/2010
Banco Dibens S.A.	Brazil	Bank	100.00%	100.00%
Banco Fiat S.A.	Brazil	Bank	100.00%	99.99%
Banco Itaú Argentina S.A.	Argentina	Bank	100.00%	100.00%
Banco Itaú BBA S.A.	Brazil	Bank	99.99%	99.99%
Banco Itaú Chile	Chile	Bank	99.99%	99.99%
Banco Itaú Europa Luxembourg S.A.	Luxembourg	Bank	99.99%	99.99%
Banco Itaú Europa S.A.	Portugal	Bank	99.99%	99.99%
Banco Itaú Paraguay S.A.	Paraguay	Bank	99.99%	99.99%
Banco Itaú Uruguay S.A.	Uruguay	Bank	100.00%	100.00%
Banco Itaucard S.A.	Brazil	Bank	100.00%	99.99%
Banco Itaucred Financiamentos S.A.	Brazil	Bank	100.00%	99.99%
Banco Itauleasing S.A.	Brazil	Bank	100.00%	99.99%
BIU Participações S.A.	Brazil	Holding of non-financial institutions	66.15%	66.15%
Cia. Itaú de Capitalização	Brazil	Capitalization	99.99%	99.99%
Dibens Leasing S.A. - Arrendamento Mercantil	Brazil	Lease	100.00%	100.00%
Fiat Administradora de Consórcios Ltda.	Brazil	Consortia administrator	99.99%	99.99%
Hipercard Banco Múltiplo S.A.	Brazil	Bank	100.00%	100.00%
Itaú Administradora de Consórcios Ltda.	Brazil	Consortia administrator	100.00%	99.99%
Itaú Ásia Securities Ltd	Hong Kong	Broker	100.00%	100.00%
Itau Bank, Ltd.	Cayman Islands	Bank	100.00%	100.00%
Itaú Companhia Securitizadora de Créditos Financeiros	Brazil	Securitization company	99.99%	99.99%
Itaú Corretora de Valores S.A.	Brazil	Broker	100.00%	99.99%
Itaú Distribuidora de Títulos e Valores Mobiliários Ltda.	Brazil	Dealer	100.00%	100.00%
Itaú Japan Asset Management Limited	Japan	Asset management	100.00%	100.00%
Itaú Middle East Securities Limited	Arab Emirates	Broker	100.00%	99.99%
Itaú Seguros S.A.	Brazil	Insurance	100.00%	100.00%
Itaú Unibanco S.A.	Brazil	Bank	100.00%	100.00%
Itaú USA Securities, INC.	United States	Broker	100.00%	99.99%
Itaú Vida e Previdência S.A.	Brazil	Pension Plan	100.00%	100.00%
Orbitall Serviços e Processamento de Informações Comerciais S.A.	Brazil	Technology services	100.00%	99.99%
Redecard S.A.	Brazil	Card administrator	50.02%	50.02%
Unibanco Cayman Bank Ltd.	Cayman Islands	Bank	100.00%	100.00%
Unibanco Participações Societárias S.A.	Brazil	Holding company	100.00%	100.00%

Joint Venture
Banco Investcred Unibanco S.A.	Brazil	Bank	50.00%	50.00%
FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	Brazil	Consumer finance company	50.00%	50.00%
Financeira Itaú CDB S.A. Crédito, Financiamento e Investimento	Brazil	Consumer finance company	50.00%	50.00%
Luizacred S.A. Soc. Crédito, Financiamento Investimento	Brazil	Consumer finance company	50.00%	50.00%

Other information

The table below shows the summary of Joint Ventures:

	03/31/2011	03/31/2010
Total assets	3,770	3,368
Total liabilities	3,137	2,837
Total income	360	331
Total expenses	(355)	(296)

ITAÚ UNIBANCO HOLDING is required to maintain the minimum regulatory capital in these joint ventures.

b)	FOREIGN CURRENCY TRANSLATION

I-	Functional and presentation currency

The consolidated financial statements of Itaú Unibanco Holding are presented in Reais, which is its functional currency and the presentation currency of these consolidated financial statements. For each subsidiary, joint venture and investment in an unconsolidated company, Itaú Unibanco Holding defined the functional currency.

IAS 21 – “The effects of changes in foreign exchange rates” defines the functional currency as the currency of the primary economic environment in which the entity operates. If the indicators are mixed and the functional currency is not obvious, Management has to use its judgment to determine the functional currency that most faithfully represents the economic effects of the entity’s operations, focusing on the currency that mainly influences the pricing of transactions. Additional indicators are the currency in which financing or in which funds from operating activities are generated or received, as well as the nature of activities and the extent of transactions between the subsidiaries and the other entities of the consolidated group.

The assets and liabilities of subsidiaries with functional currency other than the Real are translated as follows:

•	assets and liabilities are translated at the closing rate at the balance sheet date;
•	income and expenses are translated at monthly average exchange rates;
•	exchange differences arising from translation are recorded in Other Comprehensive Income and accumulated in equity as Cumulative translation adjustments.

II-	Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Consolidated Statement of Income under “Foreign exchange operations and foreign exchange gain/losses” and amounts to R$ (522) for the period ended March 31, 2011 (R$ 364 as of March 31, 2010).

In case of changes in fair value of monetary assets denominated in foreign currency classified into available for sale, the exchange differences resulting from a change in the amortized cost of the instrument shall be separated from all other changes in the carrying amount of the instrument. The exchange differences resulting from a change in the amortized cost of the instrument are recognized in income statement, while those resulting from other changes in the carrying amount, except impairment losses, are recognized in Other Comprehensive Income until derecognition or impairment.

c)	CASH AND CASH EQUIVALENTS

Itaú Unibanco Holding defines cash and cash equivalents as cash and current accounts in banks (included in the heading Cash and deposits on demand of the consolidated balance sheet), interbank deposits and securities purchased under agreements to resell that have original maturities of up to 90 days or less and insignificant risk of change in fair value, as shown in Note 03.

d)	INTERBANK DEPOSITS

Itaú Unibanco Holding presents its interbank deposits in the balance sheet initially at fair value and subsequently at the amortized cost using the effective interest method as detailed under Note 2.4.(f)(vi).

e)	SALES WITH REPURCHASE AGREEMENT AND PURCHASES WITH RESALE AGREEMENT

Itaú Unibanco Holding has purchase transactions with resale agreement (“resale agreements”), and sale transactions with repurchase agreement ("repurchase agreements") of financial assets. Resale and repurchase agreements are accounted for under “securities purchased under agreements to resell” and “securities sold under repurchase agreements”, respectively.

The amounts invested in resale agreement transactions and raised in repurchase agreement transactions are recognized initially in the balance sheet at the amount advanced or raised, and subsequently measured at amortized cost. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. Interest earned on resale agreement transactions and incurred in repurchase agreement transactions are recognized in “Interest and similar income” and “Interest and similar expense”, respectively.

The financial assets accepted as collateral in our resale agreements can be used, if provided for in the agreements, as collateral of our repurchase agreements or can be sold.

In Brazil, control over custody of financial assets is centralized and the ownership of investments under resale and repurchase agreements is temporarily transferred to the buyer. We strictly monitor the fair value of financial assets received as collateral under resale agreements and adjust the collateral amount when appropriate.

Financial assets pledged as collateral to counterparts are recognized in the consolidated financial statements. When the counterparty has the right to sell or repledge such instruments, they are presented in the balance sheet under the appropriate class of financial assets labeled as “Pledged as collateral”.

f)	FINANCIAL ASSETS AND LIABILITIES

In accordance with IAS 39, all financial assets and liabilities, including derivative financial instruments, shall be recognized in the Balance Sheet and measured based on the category in which the instrument is classified.

Financial assets and liabilities can be classified into the following categories:

•	Financial assets and liabilities at fair value through profit or loss - held for trading;
•	Financial assets and liabilities at fair value through profit or loss – designated at fair value;
•	Available-for-sale financial assets;
•	Held-to-maturity investments;
•	Loans and receivables;
•	Financial liabilities at amortized cost.

The classification depends on the purpose for which financial assets were acquired or financial liabilities were assumed. Management determines the classification of its financial instruments at initial recognition.

Itaú Unibanco Holding classified financial instruments into classes that reflect the nature and characteristics of these financial instruments.

Itaú Unibanco classifies as loans and receivables the following classes of balance sheet headings: Cash and deposits on demand, Central Bank compulsory deposits, Interbank deposits (Notes 2.4(d)), Securities purchased under agreement to resell (Notes 2.4(e)), Loan operations  (Notes 2.4(f)(vi)) and Other financial assets (Notes 2.4(f)(ix)).

Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trade date.

Financial assets are derecognized when the rights to receive cash flows from the asset have expired or when Itaú Unibanco Holding has transferred substantially all risks and rewards of ownership, and such transfer does not qualify for derecognition, according to the requirements of IAS 39. Therefore, if the risks and rewards were not substantially transferred, Itaú Unibanco Holding shall evaluate the control in order to determine whether the continuous involvement related to any retained control does not prevent derecognition. Financial liabilities are derecognized when discharged or extinguished.

Financial assets and liabilities are offset against each other and the net amount is reported in the Balance Sheet if, and only if, there is a legally enforceable right to offset the recognized amounts and there is intention to settle them in a net basis, or simultaneously realizing the asset and settling the liability.

I-	Financial assets and liabilities at fir value through profit and loss - Held for trading

These are assets and liabilities acquired or incurred principally for the purpose of selling or repurchasing them in the near future or when it is part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent history of short-term sales. Derivatives are also classified into held for trading except for those designated and effective as hedging instruments. Itaú Unibanco Holding discloses derivatives in a separate line in the consolidated balance sheet (see item III below).

The financial assets and liabilities included in this category are initially and subsequently recognized at fair value. Transaction costs are directly recognized in the Consolidated Statement of Income. Gains and losses arising from changes in fair value are directly included in the Consolidated Statement of Income under “net gain (loss) from financial assets and liabilities – financial assets and liabilities held for trading and derivatives”. The interest income and expenses are recognized in “Interest and similar income” and “Interest and similar expense”, respectively.

II-	Financial assets and liabilities at fair value through profit or loss – Designated at fair value

These are assets and liabilities designated at fair value through profit or loss upon initial recognition (fair value option). This designation cannot be subsequently changed. In accordance with IAS 39, the fair value option can only be applied when it reduces or eliminates an accounting mismatch when financial instruments are part of a portfolio which risk is managed and reported to Management based on its fair value or, when these instruments consist of debt hosts and embedded derivative that shall otherwise be separated.

Financial assets and liabilities included in this category are initially and subsequently recognized at fair value. Transaction costs are directly recognized in the Consolidated Statement of Income. Gains and losses arising from changes in fair value are directly included in the consolidated statement of income under “Net gain (loss) from financial assets and liabilities – Financial assets and liabilities designated at fair value through profit or loss. Interest income and expenses are recognized in “Income and Similar Income” and “Interest and Similar expense”, respectively.

Itaú Unibanco Holding designated certain assets at fair value through profit or loss upon its initial recognition, because they are reported to management and their performance is daily evaluated based on their fair value.

III-	Derivatives

Derivatives are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value. All derivatives are recognized as assets when the fair value is positive, and as liabilities when negative.

Certain derivatives embedded in other financial instruments are treated as separate derivatives, when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not recognized at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with changes in fair value recognized in the consolidated statement of income in the heading “Net gain (loss) from financial assets and liabilities – Financial assets and liabilities held for trading and derivatives” - except when Itaú Unibanco designates these hybrid contracts as a whole as designated fair value through profit or loss.

Derivatives can be designated and can qualify as hedging instruments under hedge accounting and, in the event they qualify, depending upon the nature of the hedged item, the method for recognizing gains or losses from changes in fair value will be different. These derivatives, which are used to hedge exposures to risk or modify the characteristics of financial assets and liabilities, and that meet IAS 39 criteria are recognized as accounting hedges.

In accordance with IAS 39, to qualify for hedge accounting, all of the following conditions should be met:

•	at the inception of the hedge there is formal designation and documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge;
•
the hedge is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, consistently with the originally documented risk management strategy for that particular hedging relationship;

•
for cash flow hedges, a forecast transaction that is the subject of the hedge must be highly probable and must present an exposure to variations in cash flows that could ultimately affect profit or loss;

•
the effectiveness of the hedge can be reliably measured, i.e. the fair value or cash flows of the hedged item that are attributable to the hedged risk and the fair value of the hedging instrument can be reliably measured; and

•	the hedge is assessed on an ongoing basis and is determined that the hedge has in fact been highly effective throughout the periods for which the hedge was designated.

IAS 39 presents three hedge accounting categories: fair value hedge, cash flow hedge and hedge of net investments in foreign operations.

Itaú Unibanco uses derivatives as hedging instruments under cash flow hedge strategies, as detailed in Note 08.

Cash flow hedge

For derivatives that are designated as and qualify for cash flow hedge, the effective portion of derivative gains or losses are recognized in “Other Comprehensive Income – Gains and Losses – Cash Flow Hedge”, and reclassified to Income in the same period or periods in which the hedged transaction affects income. The portion of gain or loss on derivatives that represent the ineffective portion, or the hedge components excluded from the assessment of effectiveness, is recognized immediately in income. Amounts originally recorded in Other Comprehensive income and subsequently reclassified to Income are recorded in the corresponding income or expense lines in which the related hedged item is reported.

If the hedge relationship no longer meets the effectiveness requirements, the cumulative gain or loss recognized in Other Comprehensive Income is recognized in income when the cash flows of the forecasted transaction ultimately occur. If it is probable that a forecast transaction will no longer occur according to the original strategy, any amount related to the derivative recognized in stockholders’ equity is immediately recognized in income as a reclassification from other comprehensive income.

IV-	Available-for-sale financial assets

In accordance with IAS 39, financial assets are classified as available for sale when, in the management’s judgment they can be sold in response to or in anticipation of changes in market conditions, and that were not classified into the categories of financial assets at fair value through profit or loss, loans and receivables or held to maturity.

Available-for-sale financial assets are initially and subsequently recognized in the consolidated balance sheet at fair value, which initially consists of the amount paid, including any transaction costs. Unrealized gains and losses (except losses for impairment and foreign exchange differences, dividends and interest income) are recognized, net of applicable taxes, in Other Comprehensive Income. Interest rates, including the amortization of premiums and discounts, are recognized in the Consolidated Statement of Income under “Interest and similar income”. The average cost is used to determine the realized gains and losses on disposal of available-for-sale financial assets, which are recorded in the Consolidated Statement of Income under “Net gain (loss) from financial assets and liabilities – available-for sale financial assets”. Dividends on available-for-sale assets are recognized in the Consolidated Statement of Income as “Dividend Income” when Itaú Unibanco Holding is entitled to receive such dividends, and inflow of economic benefits is probable.

Itaú Unibanco Holding assesses at each Balance Sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is an evidence of impairment, resulting in the recognition of an impairment loss. If any impairment evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in income, is recognized in the consolidated statement of income as a reclassification adjustment from other comprehensive income.

Impairment losses recognized in the Consolidated Statement of Income on equity instruments are not reversed through the statement of income. However, if in a subsequent period the fair value of a debt instrument classified into available-for-sale financial asset increases and such increase can be objectively related to an event occurred after the loss recognition, such loss is reversed through the statement of income.

V-	Held-to-maturity financial assets

In accordance with IAS 39, the financial assets classified into held to maturity category are non-derivative financial assets that Itaú Unibanco Holding’s management has the positive intention and ability to hold to maturity.

These assets are initially recognized at fair value, which is the amount paid including the transaction costs, and subsequently measured at amortized cost, using the effective interest rate (as detailed in item VI below). Interest income, including the amortization of premiums and discounts, is recognized in the Consolidated Statement of Income in the heading Interest and Similar Income.

When there is impairment of held-to-maturity financial assets, the loss is recorded as a reduction in the carrying amount and recognized in the consolidated statement of income. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the loss was recognized, the previously recognized loss is reversed. The reversal amount is also recognized in Consolidated Statement of Income.

VI-	Loan operations

Loan operations are initially recognized at fair value, which is the amount to originate or purchase them, including transaction costs and subsequently measured at amortized cost using the effective interest rate method.

The effective interest rate is a method of calculating the amortized cost of financial asset or liability and of allocating the interest income or expense over the relevant period. The effective interest rate is the discount rate that is applied to future payments or receipts through the expected life of the financial instrument that results in an amount equal to the net carrying amount of the financial asset or liability. When calculating the effective interest rate, Itaú Unibanco Holding estimates cash flows considering all contractual terms of the financial instrument, but does not consider future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts.

When a financial asset or group of similar financial assets is impaired and its carrying amount is reduced through an allowance for loan losses, the subsequent interest income is recognized on the reduced carrying  amount using the interest rate used to discount the future cash flows for purposes of measuring the allowance for loan losses.

VII -	Lease operations (as lessor)

When assets are subject to a financial lease, the present value of lease payments is recognized as a receivable in the consolidated balance sheet under Loan Operations.

Initial direct costs when incurred by Itaú Unibanco Holding are included in the initial measurement of lease receivable, reducing the amount of income to be recognized over the lease period. Such initial costs usually include commissions and  legal fees.

The recognition of interest income reflects a constant return rate on the net investment of Itaú Unibanco Holding and is recognized in the consolidated statement of income under “Interest and similar income”.

VIII-	Allowance for loan losses

Itaú Unibanco Holding periodically assesses whether there is any objective evidence that a receivable or group of receivables is impaired. A receivable or group of receivables is impaired and there is a need for recognizing an impairment loss if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows that can be reliably estimated.

The criteria adopted by Itaú Unibanco Holding for determining whether there is objective evidence of impairment include the following:

•	default in principal or interest payment;
•
financial difficulties of the debtor and other objective evidences that result in the deterioration of the financial position of the debtor (for example, debt-to-equity ratio, percentage of net sales or other indicators obtained by systems, used to monitor credit, particularly for retail portfolios);

•	breach of loan clauses or terms;
•	entering into bankruptcy;
•	loss of competitive position of the issuer;

The period estimated between the loss event and its identification is defined by Management for each identified portfolio of similar receivables. In general, the periods adopted by Management are of twelve months, considering that the observed period for homogenous receivables portfolios vary depending upon the specific portfolio between nine and twelve months. Management opted for adopting the twelve-month period as being the most relevant, the period between the loss events identifications for receivables individually tested for impairment has been estimated as twelve months, considering the review cycle of each receivable.

Itaú Unibanco Holding first assesses whether objective evidence of impairment exists individually for receivables that are individually significant, and individually or collectively for receivables that are not individually significant.

If no objective evidence of impairment exists for an individually assessed receivable, whether significant or not, the asset is included in a group of receivables with similar credit risk characteristics and such group is collectively assessed for impairment. Receivables that are individually assessed for impairment and for which an impairment loss is recognized are not included in the collective assessment. The amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The calculation of the present value of the estimated future cash flows for which there is a collateral reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral, whether or not foreclosure is probable.

For the purpose of a collective evaluation of impairment, receivables are grouped on the basis of similar credit risk characteristics. The characteristics are relevant to the estimation of future cash flows for such receivables by being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the receivables being evaluated. Future cash flows in a group of receivables that are collectively evaluated for purposes of identifying the need for recognizing impairment are estimated on the basis of the contractual cash flows of the group of receivables and historical loss experience for receivables with similar credit risk characteristics. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently.

The methodology and assumptions used for estimating future cash flows are reviewed regularly by Management to reduce any differences between loss estimates and actual loss experience.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss shall be reversed. The amount of reversal is recognized in the consolidated statement of income under Expense for Allowance for Loan Losses.

When a loan is uncollectible, it is written off in the balance sheet under Allowance for loan losses. Loans are written off 360 days after such loans being past due or 540 days of being past due in the case of loans with original maturities over 36 months.

Loans which terms were renegotiated are not considered in default, but as new loans. In subsequent periods, the asset is considered non-performing loan, and disclosed as non-performing loan when the renegotiated terms are not met.

IX-	Other financial assets

Itaú Unibanco Holding presents these assets in its balance sheet initially at fair value and subsequently at the amortized cost using the effective interest method.

Interest income is recognized in the consolidated statement of income under Interest and similar income.

X-	Financial liabilities at amortized cost

The financial liabilities that are not classified into fair value through profit or loss are classified into this category and initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. Interest expense is presented in consolidated statement of income under “Interest and similar expense”.

The following financial liabilities are presented in the balance sheet and recognized at amortized cost:

•	Deposits; see Note 16;
•	Securities sold under repurchase agreements (as previously described in item (e) above);
•	Funds from interbank markets;
•	Funds from institutional markets;
•	Liabilities for capitalization plans; and
•	Other financial liabilities. See Note 19b.

g)	INVESTMENTS IN UNCONSOLIDATED COMPANIES

Unconsolidated companies (the term we use for associates under IAS 38) are those companies in which the investor has significant influence, but does not have control. Significant influence usually is presumed to exist when an interest in voting capital from 20% to 50% is held. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for following the equity method. Investments in unconsolidated companies include the goodwill identified upon acquisition, net of any cumulative impairment loss.

The share of Itaú Unibanco Holding in profits or losses of its unconsolidated companies after acquisition is recognized in the consolidated statement of income, and its share of the changes in the reserves of stockholders’ equity of its unconsolidated companies after acquisition is recognized in its corresponding reserves of the stockholders’ equity. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the share of Itaú Unibanco Holding of losses of an unconsolidated company is equal or above its interest in the unconsolidated company, including any other receivables, Itaú Unibanco Holding does not recognize additional losses, unless it had incurred any obligations or made payments on behalf of the unconsolidated company.

Unrealized profits on transactions between Itaú Unibanco Holding and its unconsolidated companies are eliminated to the extent of the interest of Itaú Unibanco Holding. Unrealized losses are also eliminated, unless the transaction provides evidences of impairment of the transferred asset. The accounting policies on unconsolidated companies were changed, when necessary, to ensure consistency with the policies adopted by Itaú Unibanco Holding.

If the interest in the unconsolidated company decreases, but Itaú Unibanco Holding retains significant influence, only the proportional amount of the previously recognized amounts in other comprehensive income is reclassified in Income, when appropriate.

Gains and losses from dilution arising from investments in unconsolidated companies are recognized in the consolidated statement of income.

h)	LEASE COMMITMENTS (as lessee)

As a lessee, Itaú Unibanco Holding has finance and operating lease agreements.

Itaú Unibanco Holding leases certain fixed assets. Leases of fixed assets, in which Itaú Unibanco Holding substantially holds all risks and rewards incidental to the ownership are classified as finance lease. They are capitalized in the commencement date of the leases at the lower of the fair value of the asset and the present value of the lease future minimum payments.

Each lease installment is allocated part to the liability and part to financial charges, so that a constant rate is obtained for the outstanding debt balance. The corresponding obligations, net of financial charges, are included in Other financial liabilities. The interest expense is recognized in the consolidated statement of income over the lease term, to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Fixed assets acquired through financial lease is depreciated during the useful live of the asset.

Expenses with respect to transactions entered into by Itaú Unibanco Holding classified as operating leases are recognized in the consolidated statement of income, on a straight-line basis, over the period of the lease.

When an operating lease is terminated before expiration of the lease term, any payment to be made to the lessor as a penalty is recognized as expense in the period when the termination occurs.

i)	FIXED ASSETS

In accordance with IAS 16 – “Property, plant and equipment”, fixed assets are recognized at the cost of acquisition less accumulated depreciation, calculated using the straight-line method and rates based on the estimated useful lives of these assets. Such rates are presented in Note 14.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each year.

Itaú Unibanco Holding reviews its assets in order to identify whether any indications of impairment exists. If such indications are found, fixed assets are tested for impairment. In accordance with IAS 36 – “Impairment of assets”, impairment losses are recognized as the difference between the carrying and recoverable amount of an asset (or group of asses), and recognized in the consolidated statement of income. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing an occasional impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment can be made at an individual asset level when the fair value less the cost to sell can be determined reliably. We did not have to recognize any impairment loss on fixed assets at March 31, 2011 and 2010.

Gains and losses on disposals are recognized in the consolidated statement of income under Other Income or General and administrative expenses.

j)	GOODWILL

In accordance with IFRS 3 ( R)– “Business Combination”, goodwill represents the excess of the cost of an acquisition over the fair value of net identifiable assets and liabilities of the acquired entity at the date of acquisition. Goodwill is not amortized, but its recoverable amount is tested for impairment annually or when there is any indication of impairment, using an approach that involves the identification of cash-generating units and estimates of fair value less cost to sell and/or value in use.

As defined in IAS 36, a cash-generating unit is the lowest identifiable group of assets that generates cash inflows that are independent of the cash inflows from other assets or groups of assets. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units that are expected to benefit from the business combination.

IAS 36 determines that an impairment loss shall be recognized for a cash-generating unit if the recoverable amount of the cash-generating unit is less than its carrying amount. The loss shall be allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset. The loss cannot reduce the carrying amount of an asset below the highest of its fair value less costs to sell, and its value in use. The impairment loss of goodwill cannot be reversed. At March 31, 2011 and 2010, we did not have any goodwill balance in our consolidated financial statements.

Goodwill of unconsolidated companies are reported as part of investment in the consolidated balance sheet under Investments in Unconsolidated Companies, and the impairment test is carried out in relation to the total balance of the Investment (including goodwill).

k)	INTANGIBLE ASSETS

Intangible assets are non-physical assets and include software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their cost can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from its use.

The balance of intangible assets refers to acquired assets. At March 31, 2011 and 2010, Itaú Unibanco Holding did not have any internally generated intangible assets.

Intangible assets may have definite or indefinite useful lives. Intangible assets with definite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but annually tested in order to identify any impairment.

Itaú Unibanco Holding annually assesses its assets in order to identify whether any indications of impairment exist. If such indications are identified, intangible assets are tested for impairment. In accordance with IAS 36, impairment losses are recognized as the difference between the carrying and the recoverable amount of an asset (or group of assets), and recognized in the consolidated statement of income. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing an occasional impairment, assets are grouped into the minimum level for which cash flows can be identified (cash-generating units). The assessment can be made at an individual asset level when the fair value less the cost to sell can be determined reliably.

Intangible assets, except goodwill, that had impairment losses recognized are reviewed each September 30 each year (the date determined by us to be the date for performing such impairment test) to determine whether reversal of the loss is appropriate. We recognized impairment losses amounting of March 31, 2011 and 2010.

As provided for in IAS 38, Itaú Unibanco Holding chose the cost model to measure its intangible assets after its initial recognition.

l)	ASSETS HELD FOR SALE

Assets held for sale are recognized in the consolidated balance sheet when it is foreclosed or there is intention to sell. The asset is initially recorded at its fair value.

Subsequent reductions in the carrying value of the asset are recorded as loss due to reductions in fair value less costs to sell, in the consolidated statement of income under general and administrative expenses. In the case of recovery of fair value less selling expenses, the recognized loss can be reversed.

m)	INCOME TAX AND SOCIAL CONTRIBUTION

There are two components of the income tax provision: current and deferred.

Current income tax expense approximates taxes to be paid or recovered for the applicable period. Current assets and liabilities are recorded in the balance sheet under “Tax assets – Income tax and social contribution credits” and “Tax liabilities – current”, respectively.

Deferred income taxes are recognized using the balance sheet liability method on temporary differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. The tax benefit of tax loss carry-forwards is recognized as an asset. Deferred tax assets are only recognized when it is probable that future taxable income will be available for offset. Deferred tax assets and liabilities are recognized in the Balance Sheet under “Tax assets – income tax and social contribution – deferred” and “tax liabilities – income tax and social contribution - deferred”, respectively.

Income tax and social contribution expense is recognized in the consolidated statement of income under “Income Tax and Social Contribution”, except when it refers to items directly recognized in the other comprehensive income, such as: deferred tax on fair value measurement of available-for-sale financial assets, and tax on cash flow hedges. Deferred taxes of such items are initially recognized in other comprehensive income and subsequently recognized in Income together with the recognition of the gain/loss originally deferred.

Changes in tax law and rates are recognized in the consolidated statement of income under Income Tax and Social Contribution in the period in which they are enacted. Interests and fines are recognized in the consolidated statement of income under General and administrative expenses.

Income tax and social contribution are calculated at the rates shown below, considering the respective taxable bases, based on the effective legislation related to each tax, which in the case of the operations in Brazil are for all the reporting periods, as follows:

	03/31/2011	03/31/2010
Income tax	15%	15%
Additional income tax	10%	10%
Social contribution	15%	15%

n)	INSURANCE CONTRACTS AND PRIVATE PENSION

IFRS 4 – “Insurance contracts” defines insurance contract as contracts under which the issuer accepts a significant insurance risk from the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it.

Itaú Unibanco Holding, through its subsidiaries, issues contracts to clients that have insurance risks, financial risks or a combination of both. A contract under which Itaú Unibanco Holding accepts significant insurance risks from its clients and agrees to compensate them upon the occurrence of a specified uncertain future event is classified as an insurance contract. The insurance contract may also transfer a financial risk, but is accounted for as an insurance contract, should the insurance risk be significant.

Investment contracts are those that transfer a significant financial risk. Financial risk is the risk of a future change in one or more variables, such as interest rate, price of financial assets, price of commodities, foreign exchange rate, index of prices or rates, credit risk rating, credit index or other variable.

Investment contracts may be reclassified in insurance contracts after their initial classification should the insurance risk become significant.

Investment contracts with discretionary participation features are financial instruments, but they are treated as insurance contracts, as established by IFRS 4.

Once the contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced over this period, unless all rights and obligations are extinguished or expired.

Note 29 presents a detailed description of all products classified as insurance contracts.

Private pension plans

In accordance with IFRS 4, an insurance contract is one that exposes its issuer to a significant insurance risk. An insurance risk is significant only, and only if the insured event could cause an issuer to pay significant additional benefits in any scenario, except for those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred.

Contracts that contemplate retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) assure, at the inception date of the contract, the basis for calculating the retirement benefit (mortality table and minimum interest). The contracts specify the annuity rates, and, therefore, the contract transfers the insurance risk to the issuer at inception, and they are classified as insurance contracts.

The payment of additional benefits is considered significant in all scenarios with commercial substance, since survival of the beneficiary may exceed the survival estimates in the actuarial table used to define the benefit agreed in the contract. The option of conversion into a fixed amount payable as annuity is not available and all contracts set give the right to the counterparty to choose a life annuity benefit.

Insurance premiums

Insurance premiums are recognized over the period of the contracts in proportion to the amount of the insurance coverage. Insurance premiums are recognized as revenue in the consolidated statement of income.

If there is evidence of impairment losses with respect to receivables for insurance premiums, Itaú Unibanco Holding recognizes an impairment charge, as described in Note 2.4f VlII.

Reinsurance

Reinsurance premiums are recognized in income over the same period in which the related insurance premiums are recognized in the statement of income.

In the ordinary course of business, Itaú Unibanco Holding reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that we understand appropriate for each segment and product (after a study which considers size, experience, specificities and the necessary capital to support these limits). These reinsurance agreements allow the recovery of a portion of the losses with the reinsurer, although they do not release the insurer from the main obligation as a direct insurer of the risks contemplated in the reinsurance.

Acquisition costs

Acquisition costs include direct and indirect costs related to the origination of insurance. These costs, except for the commissions paid to brokers and others, are expensed directly in income when incurred. Commissions, on the other hand, are deferred and expensed in proportion to the recognition of the premium revenue, i.e. over the period of the corresponding insurance contract.

Liabilities

Reserves for claims are established based on historical experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. A liability for premium deficiencies is recognized if the estimated amount of premium deficiencies exceeds deferred acquisition costs. Expenses related to recognition of liabilities for insurance contracts are recognized in the consolidated statement of income under, “Change in reserves for insurance and private pension”.

Embedded derivatives

In certain cases, IFRS 4 requires that the entity separates the embedded derivatives related to insurance contracts. However, Itaú Unibanco Holding did not identify derivatives embedded in the insurance contracts in force.

Liability adequacy test

IFRS 4 requires that the insurance companies analyze the adequacy of its insurance liabilities in each reporting period through a minimum adequacy test. The liability adequacy test for IFRS was conducted by adopting the current actuarial assumptions for future cash flows of all insurance contracts in force on the balance sheet date.

As a result of this test, if the assessment shows that the carrying amount of the insurance liabilities(less related deferred acquisition costs of contracts and related intangible assets) is inadequate in the light of the estimated future cash flows, any deficiency shall be recognized in income for the period (after the expensing deferred acquisition costs and intangible assets related to deficit portfolios, in compliance with the accounting policy). In order to perform the adequacy test, insurance contracts are grouped in portfolios that are broadly subject to similar risks and which risks are jointly managed as a single portfolio.

The assumptions used to conduct the liability adequacy test are detailed in Note 29.

o)	CAPITALIZATION PLANS

Itaú Unibanco Holding sells capitalization certificates, in which clients deposit specific amounts, depending on the plan, which are redeemable at the original amount plus interest. Clients enter, during the term of the plan, into raffles of cash prizes.

While for regulatory purposes in Brazil they are regulated by the insurance regulator, these plans do not meet the definition of insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IAS 39.

Revenue from capitalization plans is recognized during the period of the contract and measured by the difference between the amount deposited by the client and the amount that Itaú Holding has to reimburse. We recognize as an expense a liability for cash prizes measured actuarially.

p)	EMPLOYEE BENEFITS

Itaú Unibanco Holding is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates, which are expensed in the consolidated statement of income under “General and administrative expenses”, when incurred. These contributions totaled R$ 348 for the period ended March 31, 2011 (R$ 321 as of March 31, 2010).

Additionally, Itaú Unibanco Holding also sponsors defined benefit plans and defined contribution plans, accounted for pursuant to IAS 19 – “Employee benefits”.

Pension plans - defined benefit plans

The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to defined benefit plans corresponds to the present value of the defined benefit obligations on the date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian government securities denominated in reais and with maturity periods similar to the term of the pension plan liabilities.

Actuarial gains and losses are fully recognized in income in the period in which they arise under “General and administrative expenses – Retirement plans and post-employment benefits”.

The following amounts are recognized in the consolidated statement of income:

•	the expected return on plan assets, and gains or losses corresponding to the difference between expected and actual returns;
•
Actuarial gains and losses that are defined as those that result from differences between the previous actuarial assumptions and what has actually occurred and include the effects of changes in actuarial assumptions;

•	Current service cost – defined as the increase in the present value of obligations resulting from employee service in the current period;
•	Interest cost - defined as the increase during the year in the present value of obligations which arises from the passage of time.

In accordance with IAS 19, a curtailment is an event that significantly decreases the years of future service by current employees or that eliminates or reduces, for a significant number of employees, the qualification for benefits for all or part of future services. Settlement is a transaction in which an irrevocable action relieves the employer (or plan) of the primary responsibility for a pension or postretirement benefit, and therefore eliminates significant risks related to the obligation and to the related assets.

A gain or loss in the curtailment of the plan is the sum of two elements: (a) the recognition in income of deferred past service cost associated with the years of service that no longer will have to be provided, and (b) the change in the projected benefit obligation. If the curtailment causes the reduction of the projected obligation, the result will be a curtailment gain. If the curtailment causes the increase of the projected obligation, the result will be a curtailment loss.

Upon the occurrence of a settlement, a gain or loss will be recognized.

Pension plans - defined contribution

For defined contribution plans, contributions to plans made by Itaú Unibanco Holding are recognized as expense when due.

Other post-employment benefit obligations

Certain companies merged by Itaú Unibanco Holding over the past few years used to sponsor post-employment healthcare benefit plans, and Itaú Unibanco Holding is committed as per the acquisition contracts to maintain such benefits over specific periods. Such benefits are also accounted for in accordance with the IAS 19, in a manner similar to defined benefit plans.

q)	STOCK BASED COMPENSATION

Stock based compensation is accounted for in accordance with IFRS 2 - “Share-based payment” which requires the entity to measure the value of equity instruments granted, based on their fair value at the option grant date. This cost is recognized during the vesting period for acquisition of the right to exercise the instruments.

The total amount to be expensed is determined by reference to the fair value of the options granted excluding the impact of any service and non-market performance vesting conditions (notably remaining an employee of the entity over a specified time period). Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At the end of each reporting period, the entity revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the statement of income, with a corresponding adjustment to equity.

When the options are exercised, the Itau Unibanco Holding generally gives treasury shares to the beneficiaries.

The fair value of stock options is estimated by using option pricing models that take into account the exercise price over the option, the current price, the risk-free interest rate, the expected volatility of the share price on the option life.

All stock based compensation plans established by Itaú Unibanco Holding correspond to plans that can be settled exclusively through the delivery of shares.

r)	FINANCIAL GUARANTEES

In accordance with IAS 39, the issuer of a financial guarantee contract has an obligation and should recognize it initially at its fair value. Subsequently, this obligation should be measured at the amount initially recognized less accumulated amortization and the amount determined pursuant to IAS 37 – “Provisions, contingent liabilities and contingent assets”, whichever is higher.

Itaú Unibanco Holding recognizes the fair value of the guarantees issued in the consolidated balance sheet under “Other liabilities”. Fair value is generally represented by the fee charged to client for issuing the guarantee. This amount is amortized over the life of the guarantee issued and recognized in the consolidated statement of income under “Banking service fees”.

After issuance, if based on the best estimate we conclude that the occurrence of a loss regarding a guarantee issued is probable, and if the loss amount is higher than the initial fair value less cumulative amortization of the guarantee, a provision is recognized for such amount.

s)	CONTINGENT ASSETS AND CONTINGENT LIABILITIES

These are assessed, recognized and disclosed in accordance with IAS 37. Contingent assets and contingent liabilities are rights and obligations arising from past events and which occurrence depends on future events.

Contingent assets are not recognized in the consolidated financial statements, except when the Management of Itaú Unibanco Holding understands that its realization is practically certain and, generally corresponds to lawsuits with favorable sentences in final and unappealable judgments and by the withdrawal of lawsuits as a result of a settlement payment having been collected or as a result of an agreement to offsetting with an existing liability.

Contingent liabilities mainly arise from administrative proceedings and lawsuits, inherent in the ordinary course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, and tax and social security claims.

These contingencies are assessed based on the Management’s best estimates, considering the opinion of the legal advisors when there is a probability that funds may be required to settle liabilities and their amounts may be estimated reliably.

Contingencies are classified as:

•	Probable: in which case a liability is recognized in the consolidated balance sheet under Provisions;
•	Possible: in which case they are disclosed in the financial statements but no provision is recorded; and
•	Remote: which require neither a provision nor disclosure.

Contingent liabilities recorded under Provisions and disclosure of possible contingent liabilities are measured through the use of models and criteria which allow its appropriate measurement even if there is uncertainty as to its ultimate timing and amount, and the criteria are detailed in Note 31.

The amount of escrow deposits is updated in accordance with current legislation.

Contingent losses guaranteed by indemnity clauses provided by third parties, such as in business combinations consummated before the transition date are recognized when a claim is asserted, and a receivable is recognized simultaneously subject to its collectability. For business combinations consummated after the transition date, indemnification assets are recognized at the same time and measured on the same basis as the indemnified item, subject to collectability or contractual limitations on the indemnified amount.

t)	CAPITAL

Common and preferred shares (which are considered common shares without voting rights) for accounting purposes, are classified in Stockholders’ Equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ Equity as a deduction from the amount raised, net of taxes.

u)	TREASURY SHARES

Common and preferred shares repurchased are recorded in stockholders’ equity under “Treasury shares” at their average purchase price.

Treasury shares that are subsequently sold, such as those sold to grantees under our stock option plans, are recorded as a reduction in treasury shares at the average price of treasury stock held at such date.

The difference between the sale price and the average price of the treasury stock is recorded as a reduction or increase in Additional Paid-in Capital. The cancellation of treasury shares is recorded as a reduction in treasury shares against Appropriated Reserves, at the average price at the cancellation date.

v)	DIVIDENDS AND INTEREST ON CAPITAL

Pursuant to the Company's bylaws, stockholders are entitled to a mandatory minimum dividend of25% of net income for the year as determined in accordance with the corporate law. Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as liabilities only when approved by the stockholders at a Stockholders' Meeting.

Since January 1, 1996, Brazilian corporations have been permitted to attribute a tax-deductible nominal interest rate charge on its capital.

Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders' equity in the consolidated financial statements. The related tax benefit is recorded in the Consolidated Statement of Income.

Dividends have been and continue to be calculated and paid based on the financial statements prepared under BRGAAP and not based on these financial statements.

x)	EARNINGS PER SHARE

Earnings per share are computed by dividing net income attributable to the owners of Itaú Unibanco Holding by the weighted average number of common and preferred shares outstanding for each reporting year. Weighted average shares are computed based on the periods for which the shares were outstanding.

Earnings per share are presented based on the two types of shares issued by Itaú Unibanco Holding. Both types, common and preferred, participate in dividends on substantially the same basis, except that preferred shares are entitled to a priority non-cumulative minimum annual dividend of R$ 0.022 per share. Earnings per share are computed based on the distributed earnings (dividends and interest on capital) and undistributed earnings of Itaú Unibanco Holding after giving effect to the preference indicated above, without regard to whether the earnings will ultimately be fully distributed. Earnings per share amounts have been determined as if all earnings were distributed and computed following the requirements of IAS 33 – “Earnings per share”.

Itaú Unibanco Holding grants stock-based compensation whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Under the treasury stock method, earnings per share are calculated as if shares under stock-based compensation had been issued and as if the assumed proceeds (consisting of funds to be received upon exercise of the stock options and the amount of compensation cost attributed to future services and not yet recognized) were used to purchase own stock of Itaú Unibanco Holding.

y)	REVENUE FROM SERVICES

Itaú Unibanco Holding provides a number of services to its clients, such as investment management, credit card, investment banking and commercial banking. Revenue from these services are usually recognized when the service is provided (commercial and investment banking) or over the life of the contract (investment management and credit cards). The composition of revenue from services is detailed in Note 23.

z)	SEGMENT INFORMATION

IFRS 8 – “Operating Segments” requires that operating segments are disclosed consistently with information provided to the chief operating decision maker, who is the person or group of persons that allocates resources to the segments and assesses their performance. Itaú Unibanco Holding considers that its Board of Directors is the chief operating decision maker.

Itaú Unibanco Holding has four reportable segments: (i) Commercial Bank, (ii) Itaú BBA, (iii) Consumer Credit, and (iv) Corporation and Treasury.

Segment information is presented in Note 33.

2.5.	TRANSITION TO IFRS

As mentioned in Note 2.1, transition to IFRS presented in these financial statements prepared to comply with Bacen Resolution nº 3,786 was recorded in accordance with IFRS 1 and the transition date chosen was January 1, 2010. As a result, the accounting polices of Itaú Unibanco Holding for these consolidated financial statements were modified on January 1, 2010, with the purpose of complying with IFRS, with respect to the accounting policies applied for BRGAAP purposes.

Changes in accounting policies from the transition to IFRS and reconciliation of the effects of this transition are presented below. Itaú Unibanco Holding prepared its opening balance sheet on January 1, 2010 applying the accounting policies, standards and measurement bases described in Note 2.4, and adopted the following exemptions and used all exceptions set forth in IFRS 1.

Summary of the IFRS 1 voluntary exemptions and mandatory exceptions adopted by Management in the preparation of these consolidated financial statements

Business combinations, past acquisition of investments in associates and scope of consolidation

IFRS 1 permits that business combinations and acquisition of investments in associates that were recognized before the transition date or an earlier date are not restated, retrospectively, by applying IFRS 3. This exemption permits companies that are first-time adopters, basically to maintain the accounting treatment adopted in the prior accounting practices, BRGAAP in this case. Itaú Unibanco Holding adopted this exemption through August 1, 2009, and, accordingly, it applied IFRS 3 or IAS 28, as appropriate to account for business combinations or acquisition of investments in associates occurred after such date.

In accordance with the exemption allowed by IFRS 1, the accounting policies used for initial recognition and subsequent measurement of goodwill generated in the acquisitions before the transition date under BRGAAP were maintained. Under BR GAAP, goodwill was fully amortized at the moment that these acquisitions took place. Intangible assets arising from acquisitions prior to the transition date were not recognized under BRGAAP.

IFRS 1 also requires that if Itaú Unibanco Holding had not consolidated a subsidiary acquired under BRGAAP, the carrying amount of assets and liabilities of this acquired subsidiary would have to be adjusted in accordance with IFRS. However, in the case of Itaú Unibanco Holding there were no significant subsidiaries that had not been consolidated in BRGAAP before the transition to IFRS.

Fair value as deemed cost

In accordance with IFRS 1, an entity may, on the transition date to IFRS, measure a fixed asset item at its fair value, and this amount will be considered the deemed cost of this asset, as from such date. Itaú Unibanco Holding did not adopt this exemption of IFRS 1. The cost of fixed assets was determined based on the historical cost under BRGAAP and adjusted for inflation for the years when Brazil was considered hyperinflationary under IAS 29.

Employee Benefits

Itaú Unibanco Holding adopted this IFRS 1 exemption, under which all actuarial gains and losses accrued to the transition date, related to defined benefit plans sponsored by Itaú Unibanco Holding and its subsidiaries, were recognized in retained earnings.

Cumulative differences on the translation of the balance sheets of foreign subsidiaries and investments in unconsolidated companies

Itaú Unibanco Holding adopted this exemption by which all gains and losses from translation of subsidiaries and investments in unconsolidated companies on the transition date were set to zero. Therefore, the effects of application of IAS 21 in the translation of these subsidiaries and investments in unconsolidated companies with a functional currency other than Real will be applied prospectively and these effects will be recorded in a specific reserve in Other comprehensive income only from the transition date. The non adoption of this exemption would result in the retrospective application of IAS 21, with the determination of translation differences in accordance with IFRS since the creation or acquisition date of all subsidiaries and investments in unconsolidated companies with a functional currency other than Real.

Compound financial instruments

IAS 32 – “Financial instruments: presentation” requires that compound financial instruments, as defined by IAS 32, have their components separated and classified as debt instruments and equity instruments. This classification is made based on circumstances, economic substance and specific terms of these instruments on date they are issued. IFRS 1 allows not to bifurcate these two components, if the debt component is no longer outstanding on the transition date. This exemption did not have any impact on Itaú Unibanco Holding.

Assets and liabilities of subsidiaries, unconsolidated companies and joint ventures

IFRS 1 prescribes that there may be situations in which the controlling entity of a group and its subsidiaries adopted IFRS on different dates. The IFRS 1 exemption permitted us to use the financial statements of the subsidiaries that made the transition to IFRS before January 1, 2010. The amounts in the IFRS financial statements of subsidiaries and unconsolidated companies of Itaú Unibanco Holding that had already adopted IFRS before January 1, 2010, were considered on consolidation.

Designation of financial instruments previously recognized

IAS 39 permits an entity to designate financial instruments as financial assets or liabilities at fair value through profit or loss or available-for-sale financial assets on the date of acquisition or issuance of the financial instrument. In accordance with this IFRS 1 exemption, this designation, in the case of initial application of IFRS, may be made on the transition date, even if the instrument has originally been designated in another category. Itaú Unibanco Holding did not adopt this exemption permitted by IFRS 1 and it did not change the designation of financial assets existing on the transition date, keeping the designation existing under BRGAAP on January 1, 2010.

Share-based payment transactions

IFRS 1 encourages, but does not require, that an entity adopts IFRS 2 for employee benefits issued as share-based payment that were granted before November 7, 2002 also for benefits that were granted after November 7, 2002, but which conditions for realization or enjoyment had been reached before the transition date or before January 1, 2010 (the most recent of the two dates). On the other hand, if Management decides to apply IFRS 2 retrospectively, it can only do so if the entity has already disclosed the fair value of the relevant share-based instruments, determined on the relevant measurement dates. Itaú Unibanco Holding adopted IFRS 2 for all share-based payments as it has already disclosed the fair value of the relevant instruments.

Insurance contracts

IFRS 1 permits that companies that issue insurance contracts change certain insurance accounting policies on the transition date to IFRS, provided that certain minimum procedures are followed. Itaú Unibanco Holding decided not to change its accounting policies for insurance contracts, Itaú Unibanco Holding has applied the minimum requirements of IFRS 4, including the classification of contracts as insurance contracts or investment contracts (as defined by IAS 39 and IFRS 4) and the minimum liability adequacy tests for insurance contracts, as defined by IFRS 4, and further detailed in item 2.4.n.

Liabilities arising from decommissioning, restoration of assets and similar liabilities

IFRIC 1 - “Changes in Existing Decommissioning, Restoration and Similar Liabilities” requires specific changes in decommissioning, restoration or similar liabilities. An entity that applies IFRS for the first time during the preparation of its financial statements does not need to meet these requirements for changes that occurred before the transition date to IFRS. This exemption did not have any impact on Itaú Unibanco Holding.
Leases

An entity that applies IFRS for the first time may opt for applying the specific transition rules of IFRIC 4 - “Determining Whether an Arrangement Contains a Lease”, and it may determine if there is a lease agreement on the transition date to IFRS based on the facts and circumstances existing on the transition date. The application of IFRIC 4 did not have any impact on Itaú Unibanco Holding on the transition date to IFRS since no contracts that should be accounted for as lease agreements, pursuant to IFRIC 4, have been identified.

Fair value measurement of financial assets and liabilities on the transition date

IFRS 1 determines that an entity should apply the specific requirements of IAS 39 for fair value measurement of financial assets and liabilities on the transition date to IFRS. IAS 39 requires that valuation techniques of financial assets and liabilities at fair value incorporate all factors that a market participant would consider in setting a price when using consistent and accepted economic methodologies for pricing such financial instruments. Additionally, IAS 39 establishes rules for situations in which an entity may recognize an initial gain or loss when purchasing a financial asset or liability ("day one profits"). As a consequence of this requirement, IAS 39 requires that a gain or loss generated in the initial purchase or subsequent changes in the fair value of a financial instrument be recognized only if the fair value calculation methodology included data and quotations directly observable in the market on the fair value assessment date.

IFRS 1 requires that these criteria be mandatory and prospectively applied to transactions with asset or liability financial instruments entered into after October 25, 2002 or prospectively for transactions entered into after January 1, 2004.

Borrowing costs

IFRS permits that the entity that applies IFRS for the first time to adopt IAS 23 for borrowing costs related to the qualifying assets for which the capitalization initial date is the same or subsequent to the transition (January 1, 2010), or designate a date prior to the transition date and apply IAS 23 to the borrowing costs related to qualifying assets for which the capitalization initial date is the same or subsequent to that date. Itaú Unibanco Holding did not adopt this exemption.

Derecognition of financial assets and financial liabilities

IFRS 1 requires that an entity that applies IFRS for the first time applies the derecognition standards (asset derecognition, as defined by IAS 39) of financial assets and liabilities prospectively for transactions occurred after January 1, 2004. Accordingly, should Itaú Unibanco Holding have derecognized, pursuant to BRGAAP, a non-derivative financial asset or liability resulting from a transaction occurred before January 1, 2004, it shall not recognize this asset or liability on the transition to IFRS. Additionally, IFRS 1 permits the application of the standards of derecognition of financial assets and liabilities retrospectively, from a date elected by the entity, provided that the information needed to apply such standards had already been obtained at the time of the transaction that gave rise to the derecognition. This exemption did not have any impact on Itaú Unibanco Holding as no significant asset or liability was derecognized under BRGAAP.

Hedge Accounting

IAS 39 requires the valuation of all derivative financial instruments at fair value, as well as the elimination of deferred gains or losses, recognized (or deferred) as assets or liabilities under GAAP prior to IFRS. Additionally, an entity should not apply hedge accounting (as defined by IAS 39) on its consolidated balance sheet at the transition date if such hedge did not qualify as hedge in accordance with IAS 39. As a result of this requirement, hedge accounting was not applied for IFRS purposes on the transition date, to certain hedge relationships that meet the criteria for hedge accounting in BRGAAP, but that do not meet all requirements of IAS 39 as of such date.

Estimates

IFRS 1 requires that the estimates used by management for IFRS purposes at the transition date to IFRSs are consistent with estimates made as of the same date under prior GAAP, unless there is evidence of errors in the preparation of the estimates in prior GAAP as compared to IFRS. Additionally, should Management obtain information after the transition date to IFRS that impacts estimates that had been made in accordance with BRGAAP, the Management should address this information as an event subsequent to the balance sheet date, and adopt the accounting treatment of IAS 10. IAS 10 is applicable to the opening consolidated balance sheet and for the comparative periods reported in the preparation of the first IFRS financial statement of an entity, if any. Itaú Unibanco Holding considered the estimates used for BRGAAP consistent with the estimates used on the transition date to IFRS and, therefore, there were no changes in estimates due to the existence of information obtained on a date subsequent to the transition that required any adjustment in the estimates for IFRS purposes.

Minority interests

IFRS 1 requires that the entity that applies IFRS for the first time applies certain requirements of IAS 27 prospectively to the transition date. However, these requirements did not have an impact on Itaú Unibanco Holding.

RECONCILIATION BETWEEN BRGAAP AND IFRS APPLICABLE TO CONSOLIDATED STOCKHOLDERS' EQUITY OF ITAÚ UNIBANCO HOLDING AT JANUARY 1, 2010 AND TO THE STOCKHOLDERS' EQUITY AND NET INCOME AT MARCH 31, 2011 AND 2010

		03/31/2011	03/31/2010	01/01/2010	01/01 to 03/31/2011	01/01 to 03/31/2010
	Reference	Stockholders' equity			Income
In accordance with BRGAAP (stockholders’ equity attributed to the parent company, excluding minority interest)		63,731	52,975	50,683	3,530	3,234
Adjustments that affect stockholders’ equity between BR GAAP and IFRS		3,920	7,430	6,833	(57)	(146)
Allowance for loan losses	a	2,295	3,080	3,443	271	(378)
Recognition of total deferred tax assets	b	1,527	2,274	2,367	(185)	(91)
Pension and health care plans	c	-	1,337	1,410	-	(72)
Adjustment to market value of shares	d	953	789	970	-	-
Acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A.	e	888	940	936	(9)	4
Provision for Itaú Unibanco merger expenses	f	-	684	844	-	(160)
Translation of subsidiaries and unconsolidated companies abroad	g	-	-	-	(40)	91
Provision for dividends payable not declared	h	-	981	-	-	-
Other adjustments	i	(105)	34	(272)	26	371
Income tax and social contribution on all IFRS adjustments	j	(1,638)	(2,689)	(2,865)	(120)	89

In accordance with IFRS – attributable to controlling stockholders		67,651	60,405	57,516	3,473	3,088
In accordance with IFRS – attributable to minority interest		1,500	1,953	1,564	156	201

In accordance with IFRS – attributable to controlling stockholders and minority interest		69,151	62,358	59,080	3,629	3,289
Adjustments that affect comprehensive income
Available-for-sale financial assets					(240)	(63)
Cash flow hedge					13	(13)
Foreign exchange variation on investments abroad					54	(91)
Total					3,456	3,122

Adoption of IFRS has not changed the Itaú Unibanco Holding’s actual cash flows and since under BRGAAP we were already required to apply the Brazilian Equivalent of IAS 7, there are no significant differences in the statement of cash flows prepared under BRGAAP and the one presented in these financial statements.

Summary of the main differences between BRGAAP and IFRS

Below is presented a description of the main accounting practices applicable to Itaú Unibanco Holding, which differ significantly between BRGAAP and IFRS and are presented in the reconciliations above:

a)	Allowance for loan losses

In BRGAAP, the allowance for losses is measured considering an analysis of risk realization of receivables, at an amount considered sufficient to cover possible losses, following the rules established by BACEN. Pursuant to these rules, the allowance is created as from the date loans are granted, based on the client’s risk rating and on a periodic quality evaluation of clients and industries, and not only when default actually occurs. Under BRGAAP, the allowance cannot be less than the minimum required by the regulatory authorities, but an additional allowance can be recorded when the minimum provision is not considered sufficient. As from December 31, 2008, considering the economic scenario and the related uncertainties, the criteria for recognition of an allowance for loan losses additional to the minimum regulatory required were revised, including an allowance for risks associated with a more pessimistic scenario. During 2009, there was an improvement in the economic scenario, causing a reduction in the relationship of the allowance for loan losses with respect to the loan portfolio. In 2010, a change in the criteria under BRGAAP was adopted which resulted in a reduction in the allowance for loan losses. The criteria was adopted considering new Basel III guidelines (not yet applicable), which determine that the counter-cyclical effects should be included.

IAS 39 determines that the entity should assess, on each base date, if there is objective evidence that the loan operation or group of loan operations is impaired. A loan or group of loans is impaired if there is objective evidence of impairment as a consequence of one or more events that occurred after the initial recognition of the loan (loss event) and this event or events impact the future cash flow and it may be reliably estimated.

The amount of the loss is measured as the difference between the carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the original effective interest rate of the loan).

Initially, it is necessary to assess, on an individual basis, if there is an objective evidence of impairment for operations that are individually significant, or individually and collective significant, for operations that are not individually significant. If there is no objective evidence for an operation individually assessed, be it significant or not, it should be included in a group of operations with similar characteristics and assessed collectively. The operations that are individually assessed and for which a loss has been recorded should not be included in the collective assessment.

The differences between BRGAAP and IFRS resulted in different loss amounts and, accordingly, an adjustment has been recognized.

b)	Recognition of total deferred tax assets

Under Law No. 11,727/2008, the social contribution (CSLL) rate for private insurance, capitalization companies and financial institutions, was increased from 9% to 15%, for taxable events that occurred after May 1, 2008. As a result of a lawsuit claiming unconstitutionality of the increase of CSLL rate that was filed on June 26, 2008, by the National Confederation of the Financial System (CONSIF) under BRGAAP, deferred tax assets were recorded only to the amount of the increase in deferred tax liabilities and not considering the increased rate of 15%.

IAS 12 prescribes that deferred taxes should be measured using substantively enacted tax rates. IAS 12 also prescribes that deferred tax assets should be recognized when the generation of future taxable income is probable, allowing the realization of the assets.

Itaú Unibanco Holding recognized in these consolidated financial statements, deferred taxes using the substantively enacted tax rate of 15% of CSLL.

c)	Pension and health care plans

Up to December 31, 2009, Itaú Unibanco Holding did not recognize assets resulting from the difference of the fair value of assets of a plan and actuarial liabilities under BRGAAP. Under BRGAAP, the measurement of plan obligations and plan assets was similar to IFRS. However, differences existed in the criteria for recognizing the funded status when it resulted in a net asset.

Actuarial calculations for certain plans of Itaú Unibanco Holding resulted in net assets, for which an asset is recognized in accordance with IAS 19. As Itaú Unibanco Holding has an economic benefit available as reductions in future contributions, the asset was recognized as of December 31, 2009, measured taking into consideration the asset ceiling, prescribed by IAS 19 and IFRIC 14.

As from 2010, Itaú Unibanco Holding pursuant to CVM Resolution No. 600/09, recognizes as assets the difference, when positive, between the fair value of plan assets and actuarial plan liabilities. CVM Resolution No. 600/09 is equivalent to IAS 19, and, accordingly, this adjustment is no longer necessary as from such date.

d)	Adjustment to market value of shares

For purposes of BRGAAP, shares classified as “permanent investments” are recognized at historical cost and adjusted only for provision for permanent impairment. Increase in value over its acquisition cost is not recognized.

Under IFRS, Itaú Unibanco Holding classified these shares as available-for-sale financial assets, in accordance with IAS 39, and recorded them at fair value, with gains and losses recognized in Other comprehensive income.

e)	Acquisition of interest in unconsolidated company - Porto Seguro Itaú Unibanco Participações S.A. (PSIUPAR)

Under Brazilian GAAP, there are no specific rules for the recognition of transactions where a controlled subsidiary is exchanged for an unconsolidated company (associate); this kind of transaction is generally recognized at the carrying amount of the ceded transferred subsidiary.

Under IFRS, consideration received (an interest in PSIUPAR acquired on November 30, 2009) in connection with loss of control of a subsidiary is accounted for at fair value of the consideration received.

This difference in the basis of our investment in PSIUPAR is adjusted in the reconciliation.

f)	Provision for Itaú Unibanco merger expenses

As a consequence of the acquisition of Unibanco, a provision to cover expenses related to communication to clients, changes in systems and personnel was recognized under BRGAAP, as the amount of the provision could be reasonably estimated.

Under IFRS, this provision did not meet at the transition date the requirements of IAS 19 and IAS 37, which are more restrictive than the requirements under BRGAAP and, accordingly, the provision is reversed at the transition date in these consolidated financial statements. During the year ended December 31, 2010, the provision recorded under BRGAAP was fully utilized.

g)	Translation of foreign subsidiaries and unconsolidated companies

The process adopted by Itaú Unibanco Holding in BRGAAP for the translation of subsidiaries and unconsolidated companies abroad is similar to the requirements of IAS 21, except that the differences arising from the translation process are recorded in the statement of income. Accordingly, under BRGAAP, there is no specific reserve in stockholders’ equity where cumulative gains or losses arising from the translation of foreign subsidiaries and unconsolidated companies are recognized.

Under IFRS, the differences on translation of foreign subsidiaries and unconsolidated companies are reported in Comprehensive income.

h)	Provision for dividends not yet declared

In accordance with BRGAAP, the year-end financial statements should recognize a provision for dividends proposed by management but not yet approved by the Management even if dividends proposed exceed the mandatory minimum dividend established in the by-laws.

In accordance with IAS 10 - “Events After The Balance Sheet Date”, if an entity declares dividends after the balance sheet date, it cannot recognize the amount of these dividends as a liability in year-end financial statements.

In these financial statements, Itaú Unibanco Holding reversed the provision for dividends recognized under BRGAAP that exceeds the mandatory minimum dividends if they had not been declared before the year end.

i)	Other adjustments

Other differences between IFRS and BRGAAP have been recorded, which are not material either individually or in the aggregate.

j)	Income tax and social contribution on IFRS adjustments

IAS 12 requires the recognition of deferred income tax and social contribution for all taxable or deductible temporary differences, except for deferred taxes arising from the initial recognition of goodwill, the initial recognition of an asset or liability in a transaction which is not a business combination, and that at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss) for tax purposes. The adjustments of deferred income tax and social contribution were calculated on IFRS adjustments, when applicable.

NOTE 03 - CASH AND CASH EQUIVALENTS

For purposes of consolidated statements of cash flows, Cash and Cash Equivalents comprises the following items (amounts with original maturity terms are equal or less than 90 days):

	03/31/2011	03/31/2010
Cash and deposits on demand	11,824	10,998
Interbank deposits	5,807	5,290
Securities purchased under agreements to resell	15,644	41,743
Total	33,275	58,031

Amounts related to Interbank Deposits and Securities purchased under agreements to resell over 90 days are R$ 6,784 (R$ 8,930 at March 31, 2010) and R$ 90,159 (R$ 98,457 at March 31, 2010), respectively.

NOTE 04 -  CENTRAL BANK COMPULSORY DEPOSITS

The central banks of the countries where Itaú Unibanco Holding operates require financial institutions, including Itaú Unibanco Holding, to deposit certain funds. In the case of Brazil, to purchase and hold Brazilian federal government securities. The following table presents a summary of the compulsory deposits by type and amounts:

	03/31/2011	03/31/2010
Non-interest bearing deposits	4,780	3,530
Interest-bearing	86,081	29,653
Total	90,861	33,183

NOTE 05 - INTERBANK DEPOSITS AND SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

	03/31/2011			03/31/2010
	CURRENT	NON- CURRENT	TOTAL	CURRENT	NON- CURRENT	TOTAL
Interbank deposits	11,981	610	12,591	13,777	443	14,220
Securities purchased under agreements to resell (*)	90,058	15,745	105,803	121,000	19,200	140,200
Total	102,039	16,355	118,394	134,777	19,643	154,420
(*) Includes R$ 9,992 (R$ 9,419 at March 31, 2010) of assets restricted to as collateral.

NOTE 06 – FINANCIAL ASSETS HELD FOR TRADING AND AT FAIR VALUE THROUGH PROFIT OR LOSS

a) Financial assets held for trading recognized at their fair value are presented in the following table:

	03/31/2011				03/31/2010
		Unrealized results
	Cost/ Amortized Cost	Gain	Loss	Fair value	Fair value
Investment funds	1,734	49	(2)	1,781	2,444
Brazilian government securities (1a)	86,328	79	(51)	86,356	35,334
Brazilian external debt bonds (1b)	615	16	(1)	630	124
Government securities – abroad (1c)	242	2	(5)	239	639
Argentina	187	2	(4)	185	235
United States	3	-	(1)	2	348
Mexico	19	-	-	19	12
Chile	3	-	-	3	4
Uruguay	29	-	-	29	22
Other	1	-	-	1	18
Corporate securities (1d)	19,826	173	(49)	19,950	16,350
Shares	3,209	147	(37)	3,319	2,581
Securitized real estate loans	603	1	(9)	595	35
Bank deposit certificates	9,161	-	-	9,161	9,024
Debentures	2,545	1	-	2,546	3,364
Eurobonds and other	2,250	24	(3)	2,271	1,345
Other	2,058	-	-	2,058	1
TOTAL	108,745	319	(108)	108,956	54,891
(1) Available-for-sale assets pledged in guarantee of Funding of Financial Institutions and Clients at March 31, 2011 were: a) R$ 42,363 (R$ 4,828 at March 31, 2010), b) R$ 45 (R$ 79 at March 31, 2010), c ) R$ 12 and d) R$ 152 (R$ 549 at March 31, 2010).

Realized gain and loss

	01/01 to 03/31/2011	01/01 to 03/31/2010
Financial assets held for trading
Gain	332	525
Loss	(421)	(188)
Total	(89)	337

The cost/ amortized cost and fair value of held for trading financial assets per maturity are as follows:

	03/31/2011		03/31/2010
	Cost/ Amortized cost	Fair value	Fair value
Current	45,329	45,516	20,462
Without maturity	4,945	5,101	5,028
Up to 1 year	40,384	40,415	15,434
Non-current	63,416	63,440	34,429
From one to five years	54,682	54,737	30,767
From five to ten years	6,847	6,821	2,317
After ten years	1,887	1,882	1,345
TOTAL	108,745	108,956	54,891

Financial assets held for trading include assets with a fair value of R$ 48,052 that belong to investment funds wholly-owned by our subsidiary Itaú Vida e Previdência S.A. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (less fees charged by us) are used by our subsidiary to purchase quotas of those investment funds.

b)	Financial assets designated at fair value through profit or loss are presented in the following table:

	03/31/2011				03/31/2010
	Cost/ Amortized	Unrealized results
	Cost	Gain	Loss	Fair value	Fair value
Brazilian external debt bonds	139	8	-	147	227

Realized gain and loss

				01/01 to 03/31/2011	01/01 to 03/31/2010
Designated at fair value through profit
Gain				6	6
Loss				-	-
Total				6	6

The cost or amortized cost and fair value by maturity of financial assets designated at fair value through profit or loss were as follows:

	03/31/2011		03/31/2010
	Cost/ Amortized Cost	Fair value	Fair value
Non-current	139	147	227
After ten years	139	147	227

NOTE 07 – DERIVATIVES

We enter into financial derivative instruments with various counterparts to manage our overall exposures and to assist our customers in managing their own exposures.

Futures - Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or Financial Instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice), at a future date, at a contracted price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price at the contract date. Daily cash settlements of price movements are made for all instruments.

Forward - Interest forward contracts are agreements to exchange payments on a specified future date, based on a market change in interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed price, on an agreed settlement date. Forwards contracts are commitments to buy or sell a financial instrument on a future date at a contracted price and are settled in cash.

Swaps - Interest rate and foreign exchange swap contracts are commitments to settle in cash at a future date or dates, based on differentials between specified financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts presented in “Other” in the table below correspond substantially to inflation rate swap contracts.

Options - Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument including a flow of interests, foreign currencies, commodities, or Financial Instruments at a contracted price that may also be settled in cash, based on differentials between specific indices.

Credit Derivatives – Credit derivatives are instruments which value results to the credit risk associated to the debt issued by a third party (the reference entity), which permits that one party (the purchaser of hedge) transfer the risk to the counterpart (the seller of hedge). The seller of hedge should make payments as set forth in the contract when the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of hedge receives a premium for the hedge, but, on the other hand, assumes the risk of the underlying asset referenced in the contract undergoes a credit event, and the seller would have to make the payment to the purchaser of hedge, which could be a notional amount of the credit derivative.

The total value of margins pledged in guarantee for ITAÚ UNIBANCO HOLDING amounted to R$ 17,338 (R$ 7,339 at March 31, 2010) and was basically composed of government securities.

The following table shows the composition of derivatives per index:

	Memorandum account Notional amount		Amortized cost	Gains/(losses)	Fair value
	03/31/2011	03/31/2010	03/31/2011	03/31/2011	03/31/2011	03/31/2010
Futures contracts	299,729	248,802	1	(1)	-	186
Purchase commitments	89,311	87,315	(1)	46	45	17
Foreign currency	11,628	4,217	-	2	2	30
Interbank market	63,280	67,764	-	3	3	4
Indices	12,494	13,938	(1)	10	9	(17)
Securities	1,754	1,157	-	-	-	-
Commodities	155	239	-	31	31	-
Commitments to sell	210,418	161,487	2	(47)	(45)	169
Foreign currency	22,127	14,039	1	(20)	(19)	53
Interbank market	152,279	113,116	(12)	-	(12)	12
Fixed rate	7,443	-	-	-	-	-
Indices	25,082	28,214	13	(1)	12	96
Securities	2,520	2,349	-	-	-	(1)
Commodities	967	3,759	-	(26)	(26)	9
Other	-	10	-	-	-	-
Swap contracts			766	240	1,006	191
Asset position	73,830	67,898	2,802	461	3,263	2,482
Foreign currency	5,954	7,969	37	(3)	34	107
Interbank market	37,147	27,055	1,595	116	1,711	1,015
Fixed rate	10,234	12,857	213	84	297	360
Floating rate	836	3,349	(2)	22	20	1
Indices	18,637	16,578	952	237	1,189	991
Securities	183	9	3	(3)	-	3
Commodities	225	81	2	2	4	5
Other	614	-	2	6	8	-
Liability position	73,064	67,797	(2,036)	(221)	(2,257)	(2,291)
Foreign currency	10,421	10,790	(295)	9	(286)	(277)
Interbank market	21,072	20,618	(351)	40	(311)	(596)
Fixed rate	9,821	11,241	(109)	(156)	(265)	(304)
Floating rate	2,860	8,323	(1)	(3)	(4)	(14)
Indices	27,040	16,660	(1,088)	(192)	(1,280)	(1,081)
Securities	81	-	(3)	2	(1)	-
Commodities	167	124	(22)	(4)	(26)	(19)
Other	1,602	41	(167)	83	(84)	-
Option contracts	2,650,565	2,095,345	(260)	58	(202)	(32)
Purchase commitments – long position	829,953	596,170	1,078	(176)	902	758
Foreign currency	13,999	25,040	258	39	297	314
Interbank market	685,939	486,181	467	(125)	342	189
Floating rate	296	50	2	-	2	-
Indices	126,311	82,994	166	(138)	28	149
Securities	3,078	1,431	168	32	200	71
Commodities	329	474	17	16	33	35
Other	1	-	-	-	-	-
Commitments to sell – long position	644,334	566,129	404	19	423	294
Foreign currency	11,865	14,788	157	2	159	174
Interbank market	543,615	454,690	67	14	81	66
Fixed rate	2	-	-	-	-	-
Floating rate	345	-	1	(1)	-	-
Indices	84,912	95,101	66	(2)	64	32
Securities	3,505	1,270	106	13	119	11
Commodities	89	280	7	(7)	-	11
Other	1	-	-	-	-	-
Purchase commitments – short position	534,915	379,491	(1,191)	231	(960)	(986)
Foreign currency	11,386	22,247	(265)	6	(259)	(401)
Interbank market	439,220	256,252	(506)	182	(324)	(292)
Fixed rate	-	-	12	(16)	(4)	-
Indices	82,432	99,354	(352)	88	(264)	(234)
Securities	1,772	1,429	(73)	(28)	(101)	(44)
Commodities	104	209	(7)	(1)	(8)	(15)
Other	1	-	-	-	-	-
Commitments to sell – short position	641,363	553,555	(551)	(16)	(567)	(236)
Foreign currency	12,164	16,262	(290)	(33)	(323)	(336)
Interbank market	546,589	470,421	(104)	(26)	(130)	(118)
Fixed rate	2	-	(12)	17	5	-
Floating rate	65	-	-	1	1	-
Indices	80,137	66,213	(52)	26	(26)	(60)
Securities	2,263	534	(80)	(11)	(91)	282
Commodities	142	125	(13)	10	(3)	(4)
Other	1	-	-	-	-	-
Forward contracts	15,146	2,988	1,610	20	1,630	397
Purchases receivable	1,988	1,289	1,782	-	1,782	1,404
Foreign currency	159	-	41	-	41	-
Fixed rate	1,105	416	1,103	-	1,103	532
Floating rate	613	873	613	-	613	872
Securities	6	-	-	-	-	-
Commodities	105	-	25	-	25	-
Purchases payable	6,240	53	(2,225)	23	(2,202)	(1,288)
Foreign currency	5,775	-	(483)	21	(462)	-
Interbank market	144	53	-	-	-	-
Fixed rate	-	-	(1,104)	-	(1,104)	(416)
Floating rate	-	-	(613)	-	(613)	(872)
Securities	21	-	(1)	1	-	-
Commodities	300	-	(24)	1	(23)	-
Sales receivable	6,401	1,646	2,819	(4)	2,815	1,643
Foreign currency	3,735	-	195	(1)	194	-
Fixed rate	622	780	622	-	622	781
Floating rate	115	581	115	-	115	581
Indices	2	-	2	-	2	-
Securities	1,918	285	1,883	(2)	1,881	281
Commodities	9	-	2	(1)	1	-
Sales deliverable	517	-	(766)	1	(765)	(1,362)
Foreign currency	469	-	(10)	1	(9)	-
Fixed rate	-	-	(624)	-	(624)	(781)
Floating rate	-	-	(115)	-	(115)	(581)
Commodities	48	-	(17)	-	(17)	-

	Memorandum account Notional amount		Amortized cost	Gains/ Losses	Fair value
	03/31/2011	03/31/2010	03/31/2011	03/31/2011	03/31/2011	03/31/2010
Credit derivatives	5,516	4,380	117	2	119	(128)
Asset position	2,552	1,531	223	(18)	205	16
Foreign currency	22	89	5	-	5	2
Fixed rate	2,009	1,405	217	(21)	196	13
Indices	-	2	-	-	-	-
Securities	521	35	1	3	4	1
Liability position	2,964	2,849	(106)	20	(86)	(144)
Foreign currency	64	-	-	(2)	(2)	(1)
Interbank market	-	50	-	-	-	-
Fixed rate	2,483	2,789	(106)	25	(81)	(142)
Securities	417	10	-	(3)	(3)	(1)
Forwards operations	22,722	25,387	(470)	-	(470)	(126)
Asset position	6,941	12,862	146	-	146	396
Foreign currency	6,443	11,847	138	-	138	371
Fixed rate	-	243	-	-	-	14
Floating rate	498	544	8	-	8	5
Indices	-	114	-	-	-	2
Commodities	-	114	-	-	-	4
Liability position	15,781	12,525	(616)	-	(616)	(522)
Foreign currency	15,447	11,746	(612)	-	(612)	(470)
Interbank market	26	7	(1)	-	(1)	-
Fixed rate	-	75	-	-	-	(6)
Floating rate	267	356	(3)	-	(3)	(4)
Indices	41	142	-	-	-	(2)
Commodities	-	199	-	-	-	(40)
Swap with target flow	6	1,124	-	-	-	(88)
Asset position	3	547	-	-	-	2
Foreign currency	-	348	-	-	-	-
Interbank market	3	160	-	-	-	2
Fixed rate	-	39	-	-	-	-
Liability position	3	577	-	-	-	(90)
Foreign currency	-	325	-	-	-	(60)
Interbank market	3	234	-	-	-	(30)
Fixed rate	-	18	-	-	-	-
Target flow of swap – foreign currency	12	2,763	-	-	-	52
Asset position	12	2,084	-	-	-	170
Foreign currency	12	2,082	-	-	-	170
Indices	-	2	-	-	-	-
Liability position – Foreign currency	-	679	-	-	-	(118)
Other derivative financial instruments	4,502	2,598	591	(100)	491	285
Asset position	3,258	2,589	765	(71)	694	525
Foreign currency	255	203	184	6	190	234
Fixed rate	682	383	378	2	380	205
Floating rate	-	-	-	(2)	(2)	-
Securities	2,321	2,003	203	(77)	126	86
Liability position	1,244	9	(174)	(29)	(203)	(240)
Foreign currency	358	-	(160)	(23)	(183)	(231)
Fixed rate	163	9	(14)	(6)	(20)	(9)
Indices	-	-	64	-	64	-
Securities	720	-	(64)	-	(64)	-
Commodities	3	-	-	-	-	-
		ASSETS	10,019	211	10,230	7,876
		LIABILITIES	(7,665)	9	(7,656)	(7,277)
		TOTAL	2,354	220	2,574	599
Derivative contracts mature as follows (in days):
Clearing	0 - 30	31 - 180	181 - 365	Over 365	03/31/2011	03/31/2010
Futures	41,594	140,092	62,299	55,744	299,729	248,802
Swaps	1,950	16,478	13,078	39,522	71,028	66,091
Options	515,248	1,664,262	463,348	7,707	2,650,565	2,095,345
Forwards	2,592	6,355	3,856	2,343	15,146	2,988
Credit derivatives	427	964	475	3,650	5,516	4,380
Forwards	8,899	7,282	4,009	2,532	22,722	25,387
Swaps with target flow	-	3	-	-	3	519
Target flow of swap	3	9	-	-	12	2,763
Other	338	944	161	3,059	4,502	2,598

See below the composition of the Derivatives (assets and liabilities) by type of instrument, stated at cost, market value and per maturity term.

	03/31/2011								03/31/2010
	Fair value	%	0-30	31-90	91-180	181-365	366-720	Over 720	Fair value
ASSETS
Futures	-	-	-	-	-	-	-	-	186
BM&F Bovespa	-	-	-	-	-	-	-	-	185
Financial institutions	-	-	-	-	-	-	-	-	1
Option premiums	1,325	12.8	240	151	485	447	(4)	6	1,052
BM&F Bovespa	867	8.4	179	44	316	373	(45)	-	779
Financial institutions	434	4.2	51	99	166	71	41	6	222
Companies	24	0.2	10	8	3	3	-	-	51
Forwards	4,597	45.0	824	1,659	133	476	137	1,368	3,047
BM&F Bovespa	1,883	18.4	288	1,432	92	71	-	-	282
Financial institutions	527	5.2	499	27	1	-	-	-	951
Companies	2,187	21.4	37	200	40	405	137	1,368	1,814
Swaps - Adjustment receivable	3,263	31.9	71	246	403	825	536	1,182	2,482
BM&F Bovespa	339	3.3	-	24	25	75	68	147	358
Financial institutions	405	4.0	3	26	73	54	43	206	671
Companies	2,500	24.4	67	190	295	694	426	828	1,415
Individuals	19	0.2	1	6	10	2	(1)	1	38
Credit derivatives	205	2.0	1	13	1	-	2	188	16
Financial institutions	29	0.3	1	13	1	-	2	12	16
Companies	176	1.7	-	-	-	-	-	176	-
Forwards	146	1.5	33	33	30	40	3	7	396
Financial institutions	88	0.9	24	20	17	23	-	4	181
Companies	58	0.6	9	13	13	17	3	3	214
Individuals	-	-	-	-	-	-	-	-	1
Swaps with target flow	-	-	-	-	-	-	-	-	172
Swaps - Companies	-	-	-	-	-	-	-	-	2
Target flow of swap - Companies	-	-	-	-	-	-	-	-	170
Other - Financial institutions	694	6.8	181	196	122	1	19	175	525
Total	10,230	100.0	1,350	2,298	1,174	1,789	693	2,926	7,876
% per maturity term			13.2%	22.5%	11.5%	17.5%	6.8%	28.6%	100.0%
(*) Of the total asset portfolio of Derivative Financial Instruments, R$ 6,611 (R$ 4,284 at 03/31/2010) refers to current and R$ 3,619 (R$ 3,592 at 03/31/2010) to non-current.

	03/31/2011								03/31/2010
	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
LIABILITIES
Futures	-	-	7	13	(20)	(2)	6	(4)	-
BM&F Bovespa	(8)	0.1	6	10	(8)	(1)	(10)	(5)	-
Financial institutions	3	-	-	2	(14)	(1)	15	1	-
Companies	5	(0.1)	1	1	2	-	1	-	-
Option premiums	(1,527)	20.0	(143)	(179)	(558)	(442)	(185)	(20)	(1,222)
BM&F Bovespa	(1,050)	13.7	(67)	(75)	(509)	(269)	(130)	-	(1,007)
Financial institutions	(449)	5.9	(61)	(100)	(48)	(165)	(55)	(20)	(480)
Companies	(28)	0.4	(15)	(4)	(1)	(8)	-	-	265
Forwards	(2,967)	38.8	(477)	(256)	(86)	(534)	(183)	(1,431)	(2,650)
Financial institutions	(480)	6.3	(432)	(4)	(1)	(40)	(3)	-	(835)
Companies	(2,487)	32.5	(45)	(252)	(85)	(494)	(180)	(1,431)	(1,815)
Swaps – difference payable	(2,257)	29.5	(41)	(118)	(173)	(534)	(548)	(843)	(2,291)
BM&F Bovespa	(512)	6.7	(14)	(44)	(17)	(92)	(137)	(208)	(477)
Financial institutions	(272)	3.6	-	14	(44)	(26)	(24)	(192)	(774)
Companies	(1,416)	18.5	(25)	(77)	(95)	(394)	(382)	(443)	(1,006)
Individuals	(57)	0.7	(2)	(11)	(17)	(22)	(5)	-	(34)
Credit derivatives – Financial institutions	(86)	1.1	-	(4)	(7)	(2)	(2)	(71)	(144)
Forwards	(616)	8.1	(72)	(88)	(167)	(151)	(86)	(52)	(522)
Financial institutions	(534)	7.0	(64)	(78)	(118)	(142)	(81)	(51)	(145)
Companies	(82)	1.1	(8)	(10)	(49)	(9)	(5)	(1)	(376)
Individuals	-	-	-	-	-	-	-	-	(1)
Swaps with target flow	-	-	-	-	-	-	-	-	(208)
Swaps – Companies	-	-	-	-	-	-	-	-	(90)
Target flow of Swap – Foreign currency	-	-	-	-	-	-	-	-	(118)
Financial institutions	-	-	-	-	-	-	-	-	(11)
Companies	-	-	-	-	-	-	-	-	(107)
Other	(203)	2.5	65	(27)	(71)	(2)	(22)	(146)	(240)
BM&F Bovespa	64	(0.8)	64	-	-	-	-	-	-
Financial institutions	(267)	3.3	1	(27)	(71)	(2)	(22)	(146)	(232)
Companies	-	-	-	-	-	-	-	-	(3)
Individuals	-	-	-	-	-	-	-	-	(5)
Total	(7,656)	100.0	(661)	(659)	(1,082)	(1,667)	(1,020)	(2,567)	(7,277)
% per maturity term			8.6%	8.6%	14.1%	21.8%	13.3%	33.5%	100.0%
(*) Of the total liability portfolio of Derivative Financial Instruments, R$ (4,069) (R$ (3,882) at 03/31/2010) refers to current and R$ (3,587) (R$ (3,395) at 03/31/2010) to non-current.

Realized and unrealized gains and losses in the portfolio of derivatives

	01/01 to 03/31/2011	01/01 to 03/31/2010
Swap	294	(63)
Forwards	70	1
Futures	72	24
Options	240	(35)
Credit derivatives	35	(6)
Other	(521)	(49)
Total	190	(128)

a) Information on credit derivatives

Itaú Unibanco Holding buys and sells credit protection mainly related to securities of the Brazilian government and securities of Brazilian listed companies in order to meet the needs of its clients. When we sell credit protection, the exposure for a given reference entity may be partially or totally offset by a credit protection purchase contract of another counterpart for the same reference entity or similar entity. The credit derivatives for which we are protection sellers are credit default swaps, total return swaps and credit-linked notes. At March 31, 2011, Itaú Unibanco Holding did not sell credit protection in the form of credit-linked notes.

Credit Default Swaps – CDS

CDS are credit derivatives in which, upon a credit event related to the reference entity pursuant to the terms of the contract, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs.

Total Return Swap – TRS

TRS is a transaction in which a party swaps the total return of a reference entity or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

The table below presents the portfolio of credit derivatives in which we sell protection to third parties, per maturity, and the maximum potential of future payments, gross of any guarantees, as well as its classification per instrument, risk and reference entity.

	03/31/2011						03/31/2010
	Maximum potential of future payments, gross	Before 1 year	From 1 to 3 years	From 3 to 5 years	After 5 years	Fair value	Fair value
By instrument
CDS	2,956	719	803	1,141	293	(79)	(144)
TRS	8	-	-	8	-	(7)	-
Total by instrument	2,964	719	803	1,149	293	(86)	(144)
By risk rating
Investment grade	2,964	719	803	1,149	293	(86)	(144)
Total by risk	2,964	719	803	1,149	293	(86)	(144)
By reference entity
Private entities	2,964	719	803	1,149	293	(86)	(144)
Total by entity	2,964	719	803	1,149	293	(86)	(144)

We assessed the risk of credit derivative based on the credit ratings attributed to the reference entity, given by independent credit rating agencies. Investment grade are those entities which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, according to the ratings of Standard & Poor’s and Fitch Ratings. The maximum potential loss that may be incurred with the credit derivative is based on the notional amount of the derivative. We believe, based on our historical experience, that the amount of the maximum potential loss does not represent the actual level of loss. This is so because should there be an event of loss, the amount of maximum potential loss should be reduced from the notional amount by the recoverable amount.

The credit derivatives sold are not covered by guarantees, and during this period, we did not incur any loss related to any credit derivative contracts.

The following table presents the notional amount of purchased credit derivatives which underlying amounts are identical to those for which Itaú Unibanco Holding operates as seller of the hedge:

	03/31/2011			03/31/2010
	Notional amount of hedge sold	Notional amount of hedge purchased with identical underlying amount	Net position	Net position
CDS	(2,956)	2,128	(828)	(1,320)
TRS	(8)	424	416	2
Total	(2,964)	2,552	(412)	(1,318)

NOTA 08 – HEDGE ACCOUNTING

Hedge accounting varies depending on the nature of the hedged item and the nature of the transaction. Derivatives may qualify for hedging instrument for accounting purposes if they are designated as hedging instruments under fair value hedges, cash flow hedges or hedge of net investment in foreign operations.

To hedge the variability of future cash flows of interest payments, Itaú Unibanco Holding uses DI Futures contracts exchange-traded at BM&FBovespa with respect to certain real-denominated variable-interest liabilities and interest rate swaps with respect to US dollar-denominated redeemable preferred shares issued by one of our subsidiaries.

Under DI Futures contract, a net payment (receipt) is made for the difference between the amount computed multiplied by the CDI rate (the rate for inter-bank certificates of deposit in the Brazilian market) and the amount computed multiplied by a fixed rate. Under an interest rate swap a net payment (receipt) is made for the difference between the amount computed multiplied by the LIBOR rate and the amount computed multiplied by a fixed rate. The amounts are always considered as notional amounts.

To hedge the changes of future cash flows of exchange variation of net investments in foreign operations, Itaú Unibanco Holding uses DI Futures contracts traded at BM&FBovespa, and Forward or NDF contracts entered into by our foreign subsidiaries.

In DDI Future contracts, the gain (loss) from exchange variation is computed based on the difference between two periods of market quotation between US dollar and Real. In the Forward or NDF contracts, gains (losses) from exchange variation are computed based on the difference between two periods of market quotation between the functional currency and US dollar.

Our cash flow hedge strategies consist of the hedge of the exposure to the variability in cash flows on interest payments that are attributable to changes in interest rates with respect to recognized liabilities.

Itaú Unibanco has applied cash flow hedge strategies as follows:

•	Hedge of time deposits and repurchase agreements: hedge of the variability in cash flow of interest payments resulting from changes in the CDI interest rate;
•	Hedge of redeemable preferred shares: hedge of the variability in cash flow of interest payments resulting from changes in the LIBOR interest rate;
•	Hedge of subordinated CDB: hedge of the variability in the cash flow of interest payments resulting from changes in the CDI interest rate;

To evaluate the effectiveness and to measure the ineffectiveness of such strategies, Itaú Unibanco Holding uses the hypothetical derivative method. The hypothetical derivative method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value of a hypothetical derivative is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability.

The hedge relationships were designated in 2008 (Hedge of subordinated CDB), 2009 (Hedge of redeemable preferred shares) and 2010 (Hedge of CDI real-denominated deposits and repurchase agreements) and the derivatives fall due between 2012 and 2015 which is the period where the cash flow payments are expected to occur and affect the income statement.

Our strategies of net investments abroad consist of a hedge of the exposure in foreign currency arising from the functional currency of the foreign operation, regarding the functional currency of the head office.

Itaú Unibanco applies the hedge of net investment in foreign operations as follows:

•
To hedge the risk of variation in the investment amount, when measured in Brazilian Reais (the head office’s functional currency), arising from changes in exchange rates between the functional currency of the investment abroad and Brazilian Real.

To evaluate the effectiveness and to measure the ineffectiveness of such strategies, Itaú Unibanco Holding uses the Dollar Offset Method. The Dollar Offset Method is based on a comparison of the change in fair value (cash flow) of the hedge instrument, attributable to changes in exchange rate and gain (loss) arising from the variation in exchange rates, on the amount of investment abroad designated as a hedged item.

The hedge relationships were designated in 2011 and the maturity of derivatives will occur through the sale of investment abroad, which will be in the period when the cash flows of exchange variation are expected to occur and affect the statement of income.

The amounts in the following tables are presented in millions of reais:

Derivatives in relationships of cash flow hedge	Other gain or (loss) recognized in Other Comprehensive Income in Cash Flow Hedge (effective portion)	Line item where the ineffective portion is recognized in the statement of income	Gain or (loss) recognized in derivatives (ineffective portion) (*)
Futures of interest rate	44	Net gain (loss) from financial assets and liabilities	5
Interest rate swap	13	Net gain (loss) from financial assets and liabilities	-

(*) At March 31, 2011, the gain or loss related to the cash flow hedge expected to be reclassified from Comprehensive Income to Income in the following 12 months is R$ 1.

Derivatives in relationships of hedge of net investment abroad	Other gain or (loss) recognized in Other Comprehensive Income (effective portion)	Line item where the ineffective portion is recognized in the statement of income	Other gain or (loss) recognized in derivatives (effective portion)

DI Futures	179	Net gain (loss) from financial assets and liabilities	3
Forwards	(185)	Net gain (loss) from financial assets and liabilities	(9)
NDF	(4)	Net gain (loss) from financial assets and liabilities	6

The table below presents for each strategy the notional amount and fair value of derivatives and the carrying amount of the hedged item.

	Derivatives		Hedged item
Strategies	Notional amount	Fair value	Carrying amount

Hedge of deposits and repurchase agreements	43,264	(7)	41,400
Hedge of redeemable preferred shares	640	(14)	640
Hedge of subordinated CDB	87	-	109
Hedge of net investment in foreign operations	6,304	6	3,606

With the purpose of extending liabilities of subordinated CDBs, ITAÚ UNIBANCO HOLDING partially discontinued the Hedge operations of Subordinated CDBs by carrying out a debt roll-over (settlement of prior operation and issue of a new operation), giving rise to an effect in result (income) of R$ 3.

NOTE 09 – AVAILABLE-FOR-SALE FINANCIAL ASSETS

The fair values and corresponding amortized cost of available-for-sale financial assets are as follows:

	03/31/2011				03/31/2010
	Cost/Amortized	Unrealized income		Fair	Fair
	Cost	Gain	Loss	Value	Value
Investment funds	704	15	-	719	872
Brazilian government securities (1a)	8,379	82	3	8,464	9,971
Brazilian external debt bonds (1b)	5,122	167	(63)	5,226	1,797
Government securities – abroad (1c)	6,508	(13)	(242)	6,253	7,336
Portugal	-	-	-	-	25
Argentina	85	3	(2)	86	1
United States	670	-	-	670	18
Denmark	3,713	(17)	(147)	3,549	1,466
Spain	784	-	(56)	728	1,468
Korea	294	-	(6)	288	2,050
Chile	426	1	(3)	424	1,197
Paraguay	419	-	(28)	391	444
Uruguay	117	-	-	117	667
Corporate securities (1d)	21,763	1,984	(717)	23,030	17,404
Shares	3,832	1,174	(147)	4,859	4,451
Securitized real estate loans	7,109	652	(556)	7,205	4,560
Bank deposit certificates	556	-	-	556	103
Debentures	6,070	43	(3)	6,110	4,608
Eurobonds and other	3,220	115	(11)	3,324	1,913
Promissory Notes	962	-	-	962	1,734
Other	14	-	-	14	35
TOTAL	42,476	2,235	(1,019)	43,692	37,380
(1) Available-for-sale assets pledged as collateral of Funding of Financial Institutions and Clients at March 31, 2011 were: a) R$ 1,287 (R$ 2,722 at 03/31/2010), b) R$ 3,581 (R$ 312 at 03/31/2010) and d) R$ 1,303 (R$ 1,160 at 03/31/2010).

Realized gain and loss

	01/01 to 03/31/2011	01/01 to 03/31/2010
Available-for-sale financial assets
Gain	217	105
Loss	(33)	(16)
Total	184	89

The cost or amortized cost and fair value of available-for-sale financial assets per maturity are as follows:

	03/31/2011		03/31/2010
	Cost/ Amortized Cost	Fair value	Fair value
Current	15,896	16,864	21,182
Without maturity	4,531	5,574	5,320
Due within one year	11,365	11,290	15,862
Non current	26,580	26,828	16,198
From one to five years	12,975	13,374	8,829
From five to ten years	7,041	6,958	3,522
After ten years	6,564	6,496	3,847
Total	42,476	43,692	37,380

During the period ended March 31, 2011, there were no impairment losses recognized with respect to available-for-sale financial assets.

NOTE 10 - HELD-TO-MATURITY INVESTMENTS

The amortized cost of held-to-maturity investments are as follows:

	03/31/2011	03/31/2010
	Amortized cost	Amortized cost
Brazilian government securities	2,719	2,069
Brazilian external debt bonds	220	242
Government securities – abroad (1a)	16	17
Corporate securities (1b)	161	238
Debentures	32	47
Eurobonds and other	125	185
Securitized real estate loans	4	6
Total	3,116	2,566

(1) Available-for-sale assets pledged as collateral of financial institutions and clients at March 31, 2011 were: a) R$ 146, and b) R$ 116 (R$ 127 at March 31, 2010).

The amortized cost corresponding of held-to-maturity investments by maturity are as follows:

	3/31/2011	3/31/2010
	Amortized cost	Amortized cost
Current	207	168
Due within one year	207	168
Non current	2,909	2,398
From one to five years	260	502
From five to ten years	98	68
After ten years	2,551	1,828
Total	3,116	2,566

During the period ended March 31, 2011, there were no impairment losses recognized with respect to held-to-maturity investments.

NOTE 11 – LOAN OPERATIONS

a)	Loan operations

Below is the composition of balances of loans and advances to clients by type, sector of debtor, maturity and concentration:

Loans and advances to clients, by type	03/31/2011	03/31/2010
Loans and discounted trade receivables	126,648	104,221
Financing	81,726	51,849
Farming and agribusiness financing	5,613	5,233
Real estate financing	17,881	11,895
Lease operations	34,988	46,680
Credit card operations	34,003	27,954
Advance on exchange contracts	3,099	3,137
Loans and advances to clients	35	296
Total loans and advances to clients, gross of allowance for loan and lease losses	303,993	251,265

Allowance for loan and lease losses	19,944	19,792

Total loans and advances to clients, net of allowance for loan and lease losses	284,049	231,473

By business sector of debtor	03/31/2011	03/31/2010
Public sector	1,268	1,787
Industry and commerce	87,140	69,706
Services	62,650	49,927
Primary sector	14,342	12,905
Other sectors	2,441	2,017
Individuals	136,152	114,923
Total loans and advances to clients, gross of allowance for loan and lease losses	303,993	251,265

By maturity	03/31/2011	03/31/2010
Overdue as from 1 day	12,656	12,611
Falling due in up to 3 months	85,770	74,980
Falling due in more than 3 months but less than one year	78,067	66,634
Falling due after one year	127,500	97,040
Total loans and advances to clients, gross of allowance for loan and lease losses	303,993	251,265

By concentration	03/31/2011	03/31/2010
Largest debtor	1,854	1,120
10 largest debtors	11,664	9,165
20 largest debtors	18,539	15,370
50 largest debtors	31,910	27,239
100 largest debtors	43,306	37,584

b)	Allowance for loan and and lease losses

The variations in the Allowance for loan and and lease losses are shown in the following table:

	03/31/2011	03/31/2010
Opening balance	19,994	20,245
Net increase for the period	4,109	4,187
Write-down	(4,159)	(4,640)
Closing balance	19,944	19,792

The composition of the Allowance for loan and lease losses by Sector of our clients is shown in the following table:

	03/31/2011	03/31/2010
Public sector	3	63
Industry and commerce	5,826	4,122
Services	2,998	2,268
Primary sector	311	522
Other sectors	123	88
Individuals	10,683	12,729
Total	19,944	19,792

Itaú Unibanco assesses the objective evidence of the Allowance for loan and lease losses in loans and advances on an individual basis for financial assets that are individually significant, and in aggregate for financial assets that are not individually significant. (Note 2.4f VIII)

The composition of Allowance for loan and lease losses by type of assessment of objective evidence of loss is shown in the following table:

	03/31/2011	03/31/2010
Total found in the test on individual items	485	186
Total found in the test on the aggregate basis	19,459	19,606

c)	Lease operations (lessor)

Below is the analysis of the minimum present value receivable from financial leases by maturity:

	03/31/2011			03/31/2010
	Minimum	Future financial	Present	Present
	future payments	income	value	value
Current	18,803	(1,338)	17,465	20,363
Up to 1 year	18,803	(1,338)	17,465	20,363
Non-current	25,507	(7,984)	17,523	26,317
Between 1 and 5 years	25,158	(7,859)	17,299	26,104
Over 5 years	349	(125)	224	213
Total	44,310	(9,322)	34,988	46,680

NOTE 12 – INVESTMENTS IN UNCONSOLIDATED COMPANIES

a) Composition

	Interest (%) at 03/31/2011		03/31/2011					03/31/2010
	Total	Voting	Stockholders’ equity	Net income	Investment	Share of income	Market	Investment	Share of income	Market

Porto Seguro Itaú Unibanco Participações S.A. (a)	42.93	42.93	2,604	109	2,005	38	2,713	1,915	43	1,769
Banco BPI S.A. (b)	19.03	19.03	3,955	95	753	18	482	863	15	805
Serasa S.A.	16.14	16.14	1,530	43	247	7	-	255	15	-
Other (c)	-	-	-	-	43	2	-	144	5	-
Total	-	-	-	-	3,048	65	-	3,177	78	-
(a) For purposes of market value, the quotation of Porto Seguro S.A. was taken into account. The investment included the amounts of R$ 888 at March 31, 2011 and R$ 940 at March 31, 2010 that correspond to the difference between the share in the net assets at fair value of Porto Seguro Itaú Unibanco Participações S.A. and the investment cost.
(b) Itaú Unibanco Holding S.A., in accordance with its accounting policy, conducted an impairment test on its investment in BPI. The recoverable amount was considered to be the value in use of the investment. In order to measure the value in use, it was adopted the generally adopted methods such as the sustainable ROE model to estimate the present value of dividends to be received at discount and concluded that it is not necessary to recognize any impairment of this investment.
(c) Includes interest in total capital and voting capital of the following companies: Compañia Uruguaya de Medios de Procesamiento S.A. (26.88% total and voting capital); Latosol Empreendimentos e Participação Ltda (32.11% total and voting capital) and Tecnologia Bancária S.A. (14.86% total capital and 24.81% voting capital).

b)	Other Information

The table below shows the summary of financial information of the investees by the equity method of accounting, on an aggregate basis.

	03/31/2011	03/31/2010
Total assets	109,075	120,067
Total liabilities	101,435	112,244
Total income	1,710	1,729
Total expenses	(1,478)	(1,502)

The investees do not have contingent liabilities to which Itaú Unibanco Holding is significantly exposed.

NOTE 13 – LEASE COMMITMENTS – LESSEE

a)	Finance lease

Itaú Unibanco Holding is the lessee in contracts of finance lease of data processing equipment, with the option for purchase or extension, without contingent rental payments or imposed restrictions. The net carrying amount of these assets is R$ 280 (R$ 126 at March 31, 2010).

The table below shows the total future minimum payments in:

	3/31/2011	3/31/2010
Current - Up to 1 year	175	77
Non-current - From 1 to 5 years	106	49
Total future minimum payment	281	126
Future interest	1	-
Present value	280	126

b)	Operating lease

Itaú Unibanco Holding leases many properties, for use in its operations, under standard real estate leases that normally can be cancelled at its option and include renewal options and escalations clauses. No lease agreement imposes any restriction on our ability to pay dividends, engage in debt or equity financing transactions, or enter into further lease agreements.

Minimum payments of services provided by third parties and rents according to operating and capital lease agreements which initial and remaining lease terms cannot be cancelled for one year are as follows:

	3/31/2011	3/31/2010
Current	643	586
Up to 1 year	643	586
Non-current	3,170	2,828
From 1 to 5 years	2,489	2,696
Over 5 years	681	132
Total future minimum payment	3,813	3,414

NOTE 14 – FIXED ASSETS

		Balance at 01/01/2011			Changes				Balance at 03/31/2011			Balance at 03/31/2010
REAL ESTATE IN USE	Annual depreciation rates (%)	Cost	Accumulated depreciation	Net book value	Acquisitions	Disposals	Depreciation expense	Other	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value

REAL ESTATE IN USE		4,475	(2,006)	2,469	49	-	(78)	1	4,487	(2,045)	2,442	4,273	(1,905)	2,368
Land	-	1,045	-	1,045	-	-	-	4	1,050	-	1,050	1,041	-	1,041
Buildings	4	2,321	(1,522)	799	6	-	(25)	(8)	2,316	(1,544)	772	2,270	(1,454)	816
Improvements	10	1,109	(484)	625	43	-	(53)	5	1,121	(501)	620	962	(451)	511
OTHER FIXED ASSETS		6,908	(4,576)	2,332	331	(19)	(204)	(1)	7,141	(4,702)	2,439	6,002	(4,127)	1,875
Installations	10 to 20	770	(503)	267	33	-	(12)	8	817	(521)	296	776	(355)	421
Furniture and equipment	10 to 20	862	(430)	432	47	(15)	(16)	(2)	878	(432)	446	730	(378)	352
EDP systems (*)	20 to 50	4,746	(3,342)	1,404	243	(2)	(163)	(7)	4,912	(3,437)	1,475	3,994	(3,094)	900
Other	10 to 20	530	(301)	229	8	(2)	(13)	-	534	(312)	222	502	(300)	202
TOTAL FIXED ASSETS		11,383	(6,582)	4,801	380	(19)	(282)	-	11,628	(6,747)	4,881	10,275	(6,032)	4,243
(*) Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Consolidated Financial Statements. The asset is depreciated using the straight-line method over the estimated useful life. These agreements amount to R$ 226 at March 31, 2011 (R$ 35 at March 31, 2010).

NOTE 15 – INTANGIBLE ASSETS

		01/01/2011			Changes				03/31/2011			03/31/2010
INTANGIBLE ASSETS	Annual amortization rates (%)	Cost	Accumulated amortization	Residual value	Purchases	Terminated agreements	Amortization expense	Other	Cost	Accumulated amortization	Residual value	Cost	Accumulated amortization	Residual value

Acquisition of rights to credit payroll	(*)	2,415	(1,285)	1,130	32	(4)	(155)	(6)	2,388	(1,391)	997	2,432	(957)	1,475
Other intangible assets		2,768	(966)	1,802	186	-	(86)	(8)	2,879	(985)	1,894	2,568	(856)	1,712
Rights for the promotion and offer of financial products and services	(*)	1,170	(56)	1,114	1	-	(30)	1	1,156	(70)	1,086	1,089	(25)	1,064
Expenditures on acquisition of software	20	1,327	(795)	532	127	-	(49)	(7)	1,410	(807)	603	1,187	(729)	458
Cost of software developed for internal use	(*)	-	-	-	58	-	-	-	58	-	58	-	-	-
Right to manage investment funds	10 to 20	262	(107)	155	-	-	(7)	(2)	247	(101)	146	281	(93)	188
Other intangible assets	10	9	(8)	1	-	-	-	-	8	(7)	1	11	(9)	2
INTANGIBLE ASSETS		5,183	(2,251)	2,932	218	(4)	(241)	(14)	5,267	(2,376)	2,891	5,000	(1,813)	3,187
(*) The amortization term is based on the agreement term.

NOTE 16 – DEPOSITS

The table below shows the breakdown of Deposits:

	03/31/2011			03/31/2010
	CURRENT	NON CURRENT	TOTAL	CURRENT	NON CURRENT	TOTAL
Interest-bearing deposits	120,283	58,963	179,246	93,710	66,144	159,854
Time deposits	57,685	58,702	116,387	40,964	65,982	106,946
Interbank deposits	2,653	261	2,914	1,538	162	1,700
Investment deposits	948	-	948	1,123	-	1,123
Savings deposits	58,997	-	58,997	50,085	-	50,085
Non-interest bearing deposits	24,676	-	24,676	23,752	-	23,752
Demand deposits	24,443	-	24,443	23,591	-	23,591
Other deposits	233	-	233	161	-	161
Total	144,959	58,963	203,922	117,462	66,144	183,606

NOTE 17 – FINANCIAL LIABILITIES HELD FOR TRADING

Financial liabilities held for trading are presented in the following table:

	03/31/2011	03/31/2010
	CURRENT	CURRENT
Financial liabilities held for trading
Structured notes	819	813
Total	819	813

The amount of changes in Financial Liabilities Held for Trading was R$ 6 (R$ 400 at March 31, 2010) above the contractual amount to maturity.

The effect of the credit risk of these instruments is not significant at March 31, 2011 and 2010.

NOTE 18 – MONEY MARKET, INTERBANK AND INSTITUTIONAL FUNDS

a)	Securities sold under repurchase agreements and interbank markets

The table below shows the breakdown of funds:

	03/31/2011			03/31/2010
	CURRENT	NON CURRENT	TOTAL	CURRENT	NON CURRENT	TOTAL
Securities sold under repurchase agreements	121,321	85,432	206,753	97,574	50,481	148,055
Interbank	35,638	32,964	68,602	24,946	23,017	47,963
Mortgage notes	38	233	271	147	340	487
Real estate credit bills	9,081	904	9,985	5,733	140	5,873
Bills of credit of agribusiness	1,110	1,041	2,151	3,012	263	3,275
Financial bills	-	3,910	3,910	-	-	-
Import and export financing	15,278	2,879	18,157	9,939	3,864	13,803
Onlending - domestic	10,131	22,737	32,868	6,115	17,132	23,247
Other	-	1,260	1,260	-	1,278	1,278

Funding for import and export financing represent credit facilities available for financing of import and export of Brazilian companies, in general denominated in foreign currency. The interest rate for each one of the operations (p.a.) is presented in the table below.

	Brazil	Foreign
Securities sold under repurchase agreements	70% CDI to 17.35%	0.35% to 1.25%
Mortgage notes	-	2.70% to 7.52%
Real estate credit bills	80% to 100.00% CDI	-
Financial bills	105% to 106.5% CDI	-
Bills of credit of agribusiness	20% to 100% CDI	-
Import and export financing	2.5%+LIBOR to 5.86%+LIBOR	1.25% to 12.75%
Onlending - domestic	1.50% to 14.10%	-

In “Securities sold under repurchase agreements”, we present our liabilities in transactions in which we sold in cash to clients debt securities issued by our consolidated subsidiaries previously held in treasury, and we undertook to repurchase them at any time after the sale up to a repurchase deadline, on which they must be repurchased by us. The repurchase price is computed as the price paid on the sale date plus interest at rates ranging from 70% CDI rate (Interbank Deposit Certificate) and 17.35%. The deadline for repurchase expires in January 2027.

b)	Institutional Markets

The table below presents the breakdown of funds for Institutional Markets:

	03/31/2011			03/31/2010
	CURRENT	NON CURRENT	TOTAL	CURRENT	NON CURRENT	TOTAL
Subordinated debt	953	34,981	35,934	23	26,433	26,456
Liabilities for issue of debentures	55	1,011	1,066	556	2,178	2,734
Foreign borrowings and securities	3,743	5,816	9,559	1,279	4,315	5,594
Total	4,751	41,808	46,559	1,858	32,926	34,784

		Brazil	Foreign
Subordinated debt		100% IPCA+ 6.95% to IGPM + 7.35%	3.04% to 10%
Liabilities for issue of debentures		101% to 108% CDI	-
Foreign borrowings and securities		1.04% to 9.5%	1.26% to 13.75%

IGPM and IPCA are inflation rates.

NOTE 19 - OTHER ASSETS AND LIABILITIES

a)	Other Assets

	03/31/2011	03/31/2010
Financial	36,383	27,080
Receivables from credit card issuers	12,895	9,053
Insurance and reinsurance operations	3,319	2,706
Deposits in guarantee of provision for contingent liabilities (Note 31)	11,438	9,953
Deposits for foreign fund raising program	1,760	532
Negotiation and intermediation of securities	2,689	1,748
Receivables from reimbursement of contingent liabilities (Note 31c)	1,644	1,111
Receivables from services provided	1,910	1,214
Amounts receivable from FCVS – Salary Variations Compensation Fund	616	550
Operations without credit granting characteristics	112	213
Non Financial	5,861	5,538
Prepaid expenses	2,745	2,702
Retirement plan assets (Notes 28b and c)	1,575	1,436
Sundry domestic	817	602
Sundry foreign	128	126
Other	596	672

b)	Other liabilities

	03/31/2011	03/31/2010
Financial	33,896	26,142
Payable to merchants for credit card purchases	29,428	23,233
Foreign exchange portfolio	1,182	311
Negotiation and intermediation of securities	2,920	2,416
Finance leases (Note 13a)	280	95
Funds from consortia participants	86	87
Non Financial	21,465	17,089
Sundry creditors - local	868	693
Funds in transit	7,050	5,360
Provision for sundry payments	2,271	2,030
Social and statutory	1,559	932
Related to insurance operations	761	1,008
Liabilities for official agreements and rendering of payment services	1,509	452
Provision for retirement plan benefits (Notes 28b and d)	227	233
Personnel provision	1,075	911
Provision for health insurance	610	599
Deferred income	701	300
Other	4,834	4,571

c)	Other Assets and Other Liabilities segregated into Current and Non Current

	03/31/2011			03/31/2010
	CURRENT	NON CURRENT	TOTAL	CURRENT	NON CURRENT	TOTAL
Other financial assets	26,703	9,680	36,383	17,773	9,307	27,080
Other non financial assets	2,793	3,068	5,861	4,161	1,377	5,538
Other financial liabilities	33,874	22	33,896	26,118	24	26,142
Other non financial liabilities	21,238	227	21,465	16,855	234	17,089

NOTE 20 – STOCKHOLDERS’ EQUITY

a)	Capital

Capital comprises 4,570,936,219 book-entry shares with no par value, of which 2,289,286,475 are common and 2,281,649,744 are preferred shares without voting rights; preferred shares have tag-along rights, in the event of a change in control, at a price equal to 80% of the amount per share paid for the controlling common shares. Capital stock amounts to R$ 45,000 (R$ 45,000 at March 31, 2010), of which R$ 31,635 (R$ 30,877 at March 31, 2010) refers to stockholders domiciled in Brazil and R$ 13,365 (R$ 14,123 at March 31, 2010) refers to stockholders domiciled abroad.

The table below shows the breakdown and change in shares of paid-in capital and reconciliation of balances at the beginning and end of the period:

	Number
	Common	Preferred	Total	Amount
Residents in Brazil	2,286,135,621	918,287,035	3,204,422,656
Residents abroad	3,150,854	1,363,362,709	1,366,513,563
Shares of capital stock at 12/31/2010	2,289,286,475	2,281,649,744	4,570,936,219
Treasury shares at 12/31/2010 (*)	2,202	26,566,015	26,568,217	(628)
Exercised - Granting of stock options – Simple and Bonus options		(2,925,313)	(2,925,313)
Disposals – Stock option plan		(2,178,337)	(2,178,337)	120
Treasury shares at 03/31/2011 (*)	2,202	21,462,365	21,464,567	(508)
Outstanding shares at 03/31/2011	2,289,284,273	2,260,187,379	4,549,471,652
Outstanding shares at 03/31/2010	2,289,284,273	2,241,959,802	4,531,244,075
(*) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market.

Cost/Market value	Common	Preferred
Treasury shares
Average cost	9.65	23.66
Market value at 03/31/2011	32.09	38.90

b)	Dividends

Stockholders are entitled to an annual mandatory dividend of not less than 25% of adjusted profit, pursuant to the provisions of the Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share to be paid to preferred shares.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, in the amount of R$ 0.012 per share. The value per share was maintained according to resolution adopted at the A/ESM held on April 24,2009. In the period, R$ 109 was credited to stockholders.

In accordance with IAS 1 and IAS 10, the dividends and interest on capital proposed above the mandatory minimum at 25% of net income, before being approved by stakeholders in a stakeholder’s meeting, are not provided for and total R$ 574 – R$ 0.1262 per share.

c)	Additional paid-in capital

Additional paid-in capital corresponds to: (i) the difference between the sell price of treasury shares and the average cost of such shares, and (ii) the compensation expenses recognized according to the stock option plan.

d)	Appropriated reserves

	03/31/2011	03/31/2010
CAPITAL RESERVES (1)	285	285
Premium on subscription of shares	284	284
Reserves from tax incentives and restatement of equity securities and other	1	1
REVENUE RESERVES	18,718	8,913
Legal (2)	3,397	2,865
Statutory	15,321	5,690
Dividends equalization (3)	2,751	2,210
Working capital increase (4)	5,712	1,761
Increase in capital of investees (5)	6,858	1,719
Unrealized profits (6)	-	358
Total reserves at subsidiary	19,003	9,198
(1)	Refers to amounts received by the company that were not included in the statement of income, since they do not refer to compensation for provision of goods or services by the company.
(2)	Legal Reserve – its purpose is to increase the company’s capital or to absorb losses, but it cannot be distributed as dividends.
(3)	Reserve for Dividends Equalization – its purpose is to guarantee funds for the payment or advances of dividends, including interest on capital, to maintain the flow of the stockholders’ compensation;
(4)	Reserve for Working Capital– its purpose is to guarantee funds for the company’s operations;
(5)	Reserve for Increase in Capital of Investees – its purpose is to guarantee the preemptive right in the capital increases of investees.
(6)	Refers to the excess portion of mandatory minimum dividend in relation to realized portion of net income for 2008, composed of in accordance with article 197 of Brazilian Corporate Law.

e)	Unappropriated reserves

Refers to balance of profit remaining after the distribution of dividends and appropriations for statutory reserves in the legal records of Itaú Unibanco Holding.

NOTE 21 – STOCK OPTION PLAN

a)	Purpose and Guidelines of the Plan

The Group has a stock option plan for its executives. This program aims at involving the management members in the medium and long-term corporate development process, by granting simple stock options or bonus options, personal, not pledged or transferable, which entitle to the subscription of one authorized capital share or, at the discretion of the management, one treasury share which has been acquired for replacement purposes.

Such options may only be granted in years in which there are sufficient profits to enable the distribution of mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the base date of the year-end balance sheet. The ITAÚ UNIBANCO HOLDING’s Personnel Committee is responsible for defining the quantity, the proportional counterparty in bonus options, the beneficiaries, the type of option, the life of the option under each series, and the vesting and blackout periods for exercising the options. The executive officers and Board of Directors members of ITAÚ UNIBANCO HOLDING and of its subsidiaries and employees may participate in this program, based on assessment of potential and performance.

ITAÚ UNIBANCO HOLDING settles the benefits under this PLAN by delivering its own shares, which are held in treasury until the effective exercise of the options by the beneficiaries.

b)	Characteristics of the Programs

I – Simple Options

Prior Programs

Before the merger, Itaú and Unibanco had Stock Option Plans (Prior Programs). The eligible beneficiaries of the Program, simple options are granted, dependent upon the individual employee performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA over the period of at least one (1) and at the most  three (3) months prior to the option issue date; alternatively, subject to the positive or negative adjustment of up to 20%, and restated until the last business day of the month prior to the option exercise date based either on the IGP-M or IPCA, in its absence, based on the index determined by the Committee. Options are no longer granted under this model.

Post-merger Program

For eligible beneficiaries of the Program, simple options are granted, dependent upon the individual employee performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA trading sessions over the period of at least one (1) and at the most three (3) months related to the last months to which the options refer. The exercise price is adjusted based on the IGPM or in its absence, based on the index determined by the committee.

The vesting period is from one (1) to seven (7) years, counted from the issue date.

II – Partners Plan

Executives selected to participate in the program may invest a percentage of their bonus to acquire shares or they have the right to receive shares (“Share-Based Instrument”). Title to the shares acquired, as well as the share-based instruments, should be held by the executives for a period of 3 to 5 years and they are subject to market fluctuation. At the times they acquire own shares and/or share-based instruments, partner options are granted in accordance with the classification of executives. Vesting periods of partner options or share-based instruments is from 1 to 7 years. Share-based instruments and partner options are converted into own shares of ITAÚ UNIBANCO HOLDING in the ratio of one preferred share for each instrument after the respective vesting period, with no payment of exercise price in cash.

The acquisition price of own shares and Share-Based Instruments is established every six months and it is  equivalent to the average preferred share quotation at the BM&FBOVESPA trading sessions in the 30 days prior to the determination of said price.

Title to the shares received after the vesting period of the Partner Options should be held for periods from 5 to 8 years, counted from the own shares acquisition date.

Summary of Changes in the Plan

				Restated	Exercised options		Number of shares
Granting		Vesting period	Exercise	exercise	Exercise price	Market value	Prior balance				To be exercised	To be exercised
NO.	Date	until	deadline	price (R$1)	weighted average	weighted average	12/31/2010	Granted	Exercised	Forfeited	at 03/31/2011	at 03/31/2010

Simple Options
10th	02/16/2004	12/31/2008	12/31/2011	13.02	12.81	38.83	712,942	-	201,068	-	511,874	1,826,292
27th	02/01/2005	05/05/2009	01/31/2011	16.52	16.42	39.50	12,650	-	12,650	-	-	12,650
11th	02/21/2005	12/31/2009	12/31/2012	18.33	18.26	37.01	2,877,600	-	1,311,250	-	1,566,350	4,829,000
11th	08/01/2005	12/31/2009	12/31/2012	18.33	18.26	37.01	27,500	-	27,500	-	-	27,500
11th	08/06/2007	12/31/2009	12/31/2012	18.33	-	-	11,357	-	-	-	11,357	11,357
27th	02/01/2005	02/01/2010	01/31/2011	16.52	16.42	39.50	16,389	-	16,389	-	-	343,651
34th	03/21/2007	03/21/2010	03/20/2011	35.34	-	-	75,901	-	-	75,901	-	75,901
35th	03/22/2007	03/22/2010	03/21/2011	35.31	-	-	29,518	-	-	29,518	-	29,518
30th	07/04/2006	07/04/2010	07/03/2011	28.09	-	-	52,710	-	-	-	52,710	52,710
29th	09/19/2005	09/19/2010	09/18/2011	21.29	-	-	12,650	-	-	-	12,650	25,300
12th	02/21/2006	12/31/2010	12/31/2013	27.27	27.14	37.44	8,025,250	-	710,375	-	7,314,875	9,509,034
12th	08/06/2007	12/31/2010	12/31/2013	27.27	-	-	15,867	-	-	-	15,867	15,867
16th	08/10/2009	12/31/2010	12/31/2014	31.00	-	-	874,167	-	-	-	874,167	874,167
34th	03/21/2007	03/21/2011	03/20/2012	35.44	-	-	75,901	-	-	-	75,901	75,901
35th	03/22/2007	03/22/2011	03/21/2012	35.40	-	-	29,518	-	-	-	29,518	29,518
Total options to be exercised					20.52	37.34	12,849,920	-	2,279,232	105,419	10,465,269	17,738,366
36th	05/14/2008	05/14/2011	05/13/2012	44.04	-	-	25,301	-	-	-	25,301	25,301
30th	07/04/2006	07/04/2011	07/03/2012	28.09	-	-	52,707	-	-	-	52,707	52,707
33rd	08/30/2006	08/30/2011	08/29/2012	31.11	-	-	21,083	-	-	-	21,083	21,083
13th	02/14/2007	12/31/2011	12/31/2014	34.72	34.72	36.57	8,546,975	-	269,500	33,550	8,243,925	9,582,825
13th	08/06/2007	12/31/2011	12/31/2014	34.72	-	-	30,649	-	-	-	30,649	30,649
13th	10/28/2009	12/31/2011	12/31/2014	34.72	-	-	45,954	-	-	-	45,954	45,954
34th	03/21/2007	03/21/2012	03/20/2013	35.44	-	-	75,901	-	-	-	75,901	75,901
35th	03/22/2007	03/22/2012	03/21/2013	35.40	-	-	29,514	-	-	-	29,514	29,514
36th	05/14/2008	05/14/2012	05/13/2013	44.04	-	-	25,300	-	-	-	25,300	25,300
17th	09/23/2009	09/23/2012	12/31/2014	35.82	-	-	29,551	-	-	-	29,551	29,551
14th	02/11/2008	12/31/2012	12/31/2015	40.03	-	-	10,846,487	-	-	41,112	10,805,375	11,485,485
14th	05/05/2008	12/31/2012	12/31/2015	40.03	-	-	20,625	-	-	-	20,625	20,625
14th	10/28/2009	12/31/2012	12/31/2015	40.03	-	-	45,954	-	-	-	45,954	45,954
36th	05/14/2008	05/14/2013	05/13/2014	44.04	-	-	25,300	-	-	-	25,300	25,300
15th	03/03/2009	12/31/2013	12/31/2016	26.18	-	-	15,067,330	-	-	36,300	15,031,030	16,806,350
15th	10/28/2009	12/31/2013	12/31/2016	26.18	-	-	45,954	-	-	-	45,954	45,954
18th	04/17/2010	12/31/2014	12/31/2017	42.52	-	-	6,126,609	-	-	74,386	6,052,223	-
18th	05/11/2010	12/31/2014	12/31/2017	42.52	-	-	1,206,340	-	-	7,556	1,198,784	-
Total options outstanding					34.72	36.57	42,267,534	-	269,500	192,904	41,805,130	38,348,453
Total simple options					22.02	37.26	55,117,454	-	2,548,732	298,323	52,270,399	56,086,819

Partner options
04th	03/03/2008	03/03/2011	-	-	-	37.22	416,487	-	376,581	-	39,906	423,212
Total options to be exercised						37.22	416,487	-	376,581	-	39,906	423,212
05th	09/03/2008	09/03/2011	-	-	-	-	490,624	-	-	5,359	485,265	502,189
06th	03/06/2009	03/06/2012	-	-	-	-	740,362	-	-	-	740,362	769,830
07th	06/19/2009	03/06/2012	-	-	-	-	79,446	-	-	-	79,446	79,446
01st	09/03/2007	09/03/2012	-	-	-	-	329,181	-	-	4,436	324,745	342,479
03rd	02/29/2008	09/03/2012	-	-	-	-	33,474	-	-	-	33,474	33,474
04th	03/03/2008	03/03/2013	-	-	-	-	415,930	-	-	4,799	411,131	423,190
08th	08/17/2010	08/16/2013	-	-	-	-	376,916	-	-	-	376,916	-
09th	08/30/2010	08/16/2013	-	-	-	-	359,991	-	-	-	359,991	-
11th	09/30/2010	08/16/2013	-	-	-	-	17,717	-	-	-	17,717	-
05th	09/03/2008	09/03/2013	-	-	-	-	490,126	-	-	5,358	484,768	502,164
10th	09/30/2010	09/29/2013	-	-	-	-	1,940,987	-	-	-	1,940,987	-
12th	02/28/2011	02/28/2014	-	-	-	-	-	1,585,541	-	-	1,585,541	-
06th	03/06/2009	03/06/2014	-	-	-	-	739,608	-	-	-	739,608	769,807
07th	06/19/2009	03/06/2014	-	-	-	-	79,445	-	-	-	79,445	79,445
08th	08/17/2010	08/16/2015	-	-	-	-	376,876	-	-	-	376,876	-
09th	08/30/2010	08/16/2015	-	-	-	-	359,962	-	-	-	359,962	-
11th	09/30/2010	08/16/2015	-	-	-	-	17,712	-	-	-	17,712	-
10th	09/30/2010	09/29/2015	-	-	-	-	1,940,951	-	-	-	1,940,951	-
12th	02/28/2011	02/28/2016	-	-	-	-	-	1,585,497	-	-	1,585,497	-
Total options outstanding					-	-	8,789,308	3,171,038	-	19,952	11,940,394	3,502,024
Total partner options					-	37.22	9,205,795	3,171,038	376,581	19,952	11,980,300	3,925,236

TOTAL SIMPLE/PARTNER OPTIONS					22.02	37.25	64,323,249	3,171,038	2,925,313	318,275	64,250,699	60,012,055

c)	Fair Value and Economic Assumptions for Cost Recognition

ITAÚ UNIBANCO HOLDING recognizes, at the granting date, the fair value of options through the Binomial method for simple options. Economic assumptions used are as follows:

Exercise price: for the option exercise price, the exercise price previously agreed-upon at the option issue is adopted, adjusted by the IGP-M variation;

Price of the Underlying Asset: the share price of Itaú Unibanco Holding (ITUB4) used for calculation is the closing price at BOVESPA on the calculation base date;

Expected dividends: the average annual return rate for the last three years, of the dividends paid, plus interest on capital of the ITUB4 share;

Risk-free interest rate: the applied risk-free rate is the IGP-M coupon rate at the expiration date of the option plan;

Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of closing prices of the ITUB4 share, released by Bovespa, adjusted by the IGP-M variation.

				Price of the
Granting		Vesting	Exercise	underlying		Expected	Risk-free	Expected
No.	Date	period	period until	asset	Fair value	dividends	interest rate	volatility
Bonus Options (*)
12th	02/28/2011	02/28/2014	-	37.00	33.85	2.97%	-	-
12th	02/28/2011	02/28/2014	-	37.00	31.83	2.97%	-	-
(*) Corresponds to free matching shares whose fair value is calculated based on fair value of the Itaú Unibanco share at the date that the award was granted.

d)	Accounting effects arising from Options

The exercise of stock options, pursuant to the Plan’s regulation, resulted in the sale of preferred shares held in treasury thus far. The accounting entries related to the plan are recorded during the vesting period, at the deferral of the fair value of options granted with effect on Income, and during the exercise of options, at the amount received from the option exercise price, reflected in Stockholders’ Equity.

The effect of Income was R$ 34 (R$ 26 from January 1 to December 31, 2010), as contra-entry to Additioinal Paid-in Capital – Granted Options Recognized.

In the Stockholders’ Equity, the effect was as follows:

Amount received for the sale of shares – exercised options	135
(-) Cost of treasury shares sold	(120)
Effect on sale (*)	15
(*) Recorded in Additional Paid-in Capital.

NOTE 22 – INTEREST AND SIMILAR INCOME AND EXPENSES AND NET GAIN (LOSS) FROM FINANCIAL ASSETS AND LIABILITIES

a)	Interest and similar income

	01/01 to 03/31/2011	01/01 to 03/31/2010
Central Bank compulsory deposits	2,064	178
Interbank deposits	198	216
Securities purchased under agreements to resell	2,415	2,750
Financial assets held for trading	3,109	1,381
Available-for-sale financial assets	820	841
Held-to-maturity financial assets	117	91
Loan operations	13,535	11,806
Other financial assets	205	438
Total	22,463	17,701

b)	Interest and similar expenses

	01/01 to 03/31/2011	01/01 to 03/31/2010
Securities sold under repurchase agreements	(5,037)	(3,222)
Deposits	(3,540)	(2,787)
Financial expense from technical reserves for insurance and private pension plans	(1,146)	(836)
Interbank markets	(620)	(825)
Institutional markets	(615)	(587)
Other financial liabilities	(44)	(34)
Total	(11,002)	(8,291)

c)	Net gain (loss) from financial assets and liabilities

	01/01 to 03/31/2011	01/01 to 03/31/2010
Financial assets and liabilities held for trading including derivatives	101	209
Financial assets designated at fair value through profit or loss	6	6
Available-for-sale investments	184	89
Total	291	304

NOTE 23 - BANKING SERVICE FEES

	01/01 to 03/31/2011	01/01 to 03/31/2010
Current account services	1,133	1,005
Asset management fees	669	619
Collection commissions	258	253
Fees from credit card services	1,685	1,479
Fees for guarantees issued and credit lines	339	355
Brokerage commission	121	134
Other	242	179
Total	4,447	4,024

NOTE 24 - OTHER INCOME

	01/01 to 03/31/2011	01/01 to 03/31/2010
Gains on sale of assets held for sale, fixed assets and investments in unconsolidated companies	19	19
Recovery of expenses	35	77
Discounts	4	94
Reversal of provisions	250	136
Other	136	430
Total	444	756

NOTE 25 – GENERAL AND ADMINISTRATIVE EXPENSES

	01/01 to 03/31/2011	01/01 to 03/31/2010
Personnel expenses	(3,187)	(2,978)
Compensation	(2,061)	(1,734)
Charges	(522)	(512)
Welfare benefits	(396)	(365)
Dismissals	(197)	(193)
Retirement plans and post-employment benefits (Note 28)	38	(111)
Defined benefit	39	(1,061)
Defined contribution	(1)	950
Stock option plan	-	(26)
Training	(49)	(37)
Administrative expenses	(2,893)	(2,575)
Data processing and telecommunications	(824)	(715)
Third-party services	(677)	(596)
Installations	(184)	(200)
Advertising, promotions and publications	(220)	(204)
Rent expenses	(227)	(214)
Transportation	(139)	(136)
Materials	(108)	(82)
Expenses for financial services	(135)	(103)
Security	(121)	(101)
Utilities	(81)	(74)
Travel expenses	(40)	(29)
Other	(137)	(121)
Depreciation	(282)	(247)
Amortization	(241)	(243)
Insurance acquisition expenses	(637)	(655)
Other expenses	(1,832)	(1,156)
Expenses related to credit cards	(580)	(318)
Reimbursement related to acquisitions	(90)	(49)
Losses with third parties’ frauds	(155)	(120)
Loss on sale of assets held for sale, fixed assets and investments in unconsolidated companies	(34)	(66)
Settlement of contingencies	(632)	(378)
Other	(341)	(225)
Total	(9,072)	(7,854)

NOTE 26 - INCOME TAX AND SOCIAL CONTRIBUTION

Itaú Unibanco Holding and each of its subsidiaries file separate corporate income tax returns for each fiscal year. Income tax in Brazil comprises federal income tax and social contribution on net income, which is a tax income additional to federal income tax.

a)	Composition of expenses for taxes and contributions

The amounts recorded as income tax  and social contribution expense in the consolidated financial statements are reconciled to the statutory rates, as follows:

Current income tax and social contribution	01/01 to 03/31/2011	01/01 to 03/31/2010
Net income before income tax and social contribution	5,375	4,360
Charges (income tax and social contribution) at the rates in effect	(2,150)	(1,744)
Increase/decrease to income tax and social contribution charges arising from:	404	673
Share of income of unconsolidated companies, net	26	28
Non-deductible foreign exchange variation on assets and liabilities abroad	(162)	146
Interest on capital	418	366
Dividends, interest on external debt bonds and tax incentives	71	87
Other	51	46
Total income tax and social contribution	(1,746)	(1,071)

b)	Deferred taxes

I -The deferred tax asset balance and its changes are represented as follows:

	12/31/2010	Realization / Reversal	Increase	03/31/2011	03/31/2010
Reflected in income	25,536	(3,452)	3,519	25,603	26,912
Related to income tax and social contribution loss carryforwards	2,998	(350)	517	3,165	4,091
Allowance for loan losses	10,423	(1,225)	1,709	10,907	9,860
Adjustment to market value of derivative financial assets	22	(22)	44	44	150
Goodwill on purchase of investments	5,905	(498)	71	5,478	7,256
Legal liabilities – tax and social security	1,313	(56)	23	1,280	1,377
Provision for contingent liabilities	2,418	(261)	398	2,555	2,175
Civil lawsuits	1,038	(64)	93	1,067	946
Labor claims	884	(77)	97	904	867
Tax and social security contributions	462	(113)	208	557	261
Other	34	(7)	-	27	101
Adjustments of operations carried out in futures settlement market	47	(33)	2	16	84
Provision related to health insurance operations	242	-	1	243	239
Other	2,168	(1,007)	754	1,915	1,680
Reflected in stockholders’ equity	132	(13)	15	134	67
Adjustment to market value of available-for-sale securities	132	(13)	15	134	67
Total (*)	25,668	(3,465)	3,534	25,737	26,979
(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 19,193 (R$ 20,519 at March 31, 2010) and R$ 4,248 (R$ 3,884 at March 31, 2010).

II- Provision for Deferred Income Tax and Social Contribution balance and its changes are shown as follows:

	12/31/2010	Realization / Reversal	Increase	03/31/2011	03/31/2010
Reflected in income	10,403	(965)	769	10,207	9,869
Depreciation in excess – lease	8,295	(577)	534	8,252	7,992
Taxation of results abroad – capital gains	43	-	17	60	36
Adjustments of operations carried out in futures settlement market	43	(36)	-	7	48
Adjustment to market value of securities and derivative financial instruments	264	(264)	128	128	134
Restatement of escrow deposits and contingent liabilities	701	(25)	59	735	617
Pension plans	543	-	19	562	564
Other	514	(63)	12	463	478
Reflected in stockholders’ equity	721	(140)	4	585	475
Adjustment to market value of available-for-sale securities	721	(140)	4	585	475
Total (*)	11,124	(1,105)	773	10,792	10,344
(*) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 19,193 (R$ 20,519 at March 31, 2010) and R$ 4,248 (R$ 3,884 at March 31, 2010).

III-
The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from Provisional Measure No. 2,158-35 of August 24, 2001, and from the Provision for Deferred Income Tax and Social Contribution existing at March 31, 2011, in accordance with the expected generation of future taxable income, based on the history of profitability and technical feasibility studies, are:

	Deferred tax assets
	Temporary differences	Tax loss/ social contribution on loss carryforwards	Total	Provision for deferred income tax and social contribution	Net deferred taxes
2011	7,563	926	8,489	(1,909)	6,580
2012	4,357	1,413	5,770	(2,354)	3,416
2013	4,198	457	4,655	(2,631)	2,024
2014	2,292	33	2,325	(1,757)	568
2015	2,346	28	2,374	(1,139)	1,235
Over 2015	1,816	308	2,124	(1,002)	1,122
Total	22,572	3,165	25,737	(10,792)	14,945
Present value (*)	19,937	2,831	22,768	(9,328)	13,440
(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the trend of the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carryforwards be not used as an indication of future net income.

There are no deferred tax assets and liabilities which have not been recognized.

NOTE 27 – EARNINGS PER SHARE

Basic and diluted earnings per share were computed pursuant to the table below for the years indicated. Basic earnings per share are computed by dividing the net income attributable to the stockholder of Itaú Unibanco Holding by the average number of shares for the year, and by excluding the number of shares purchased by the company and held as treasury shares. Diluted earnings per share are computed on a similar way, but with the adjustment made when assuming the conversion of all shares that may be diluted in denominator.

Net income attributable to owners of the parent company – Basic earnings per share	01/01 to 03/31/2011	01/01 to 03/31/2010
Net income	3,473	3,088
Minimum non-cumulative dividend on preferred shares in accordance with our by-laws	(50)	(49)
Subtotal	3,423	3,039
Retained earnings to be distributed to ordinary equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(50)	(50)
Subtotal	3,373	2,989

Retained earnings to be distributed to ordinary and preferred equity owners on a pro-rata basis
To ordinary equity owners	1,698	1,511
To preferred equity owners	1,675	1,478

Total net income available to ordinary equity owners	1,748	1,561
Total net income available to preferred equity owners	1,725	1,527

Weighted average outstanding shares
Common shares	2,289,284,273	2,289,284,273
Preferred shares	2,257,961,948	2,240,582,129

Net income per share - Basic – R$
Common shares	0.76	0.68
Preferred shares	0.76	0.68

Net income attributable to owners of the parent company – Diluted earnings per share	01/01 to 03/31/2011	01/01 to 03/31/2010
Total net income available to preferred equity owners	1,725	1,527
Dividend on Preferred shares after dilution effects	4	5
Net income available to preferred equity owners considering preferred shares after the dilution effect	1,729	1,532

Total net income available to ordinary equity owners	1,748	1,561
Dividend on Preferred shares after dilution effects	(4)	(5)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	1,744	1,556

Share adjusted weighted average of shares
Common shares	2,289,284,273	2,289,284,273
Preferred shares	2,269,757,891	2,256,987,723
Preferred shares	2,257,961,948	2,240,582,129
Incremental shares from stock options granted under our Stock Option Plan	11,795,943	16,405,594

Earnings per share - Diluted – R$
Common shares	0.76	0.68
Preferred shares	0.76	0.68

Potentially anti-dilution shares of our stock potion plan, which were excluded from the calculation of diluted earnings per share totaled 4,331,646 preferred shares at March 31, 2011 and 597,591 preferred shares at March 31, 2010.

NOTE 28 –EMPLOYEE BENEFITS

As prescribed in IAS 19, we present the policies adopted by ITAÚ UNIBANCO HOLDING and its subsidiaries regarding employee benefits, as well as the accounting procedures adopted.

ITAÚ UNIBANCO HOLDING and some of its subsidiaries sponsor defined benefit plans, including variable contribution plans, which basic purpose is granting benefits that, in general, provide a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulation. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance of individual accounts at the eligibility date, according to the plan’s regulation, which does not require actuarial calculation.

Employees hired until July 31, 2002, by Itaú, and until February 27, 2009, by Unibanco, are beneficiaries of the above-mentioned plans. As regards the employees hired after these dates, they have the option to voluntarily participate in a defined contribution plan (PGBL), managed by Itaú Vida e Previdência S.A.

a) Description of the Plans

The plans’ assets are invested in separate funds, with the exclusive purpose of providing benefits to eligible employees, and they are maintained independently from ITAÚ UNIBANCO HOLDING. These funds are maintained by closed-end private pension entities with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itaubanco	Plano de Aposentadoria Complementar - PAC (1)
Plano de Benefício Franprev - PBF (1)
Plano de Benefício 002 - PB002 (1)
Plano Básico Itaulam - PBI (1)
Plano Suplementar Itaulam - PSI (2)
Plano Itaubanco CD (3) (4)
Fundação Bemgeprev	Plano de Aposentadoria Complementar Móvel Vitalícia - ACMV (1)
Funbep Fundo de Pensão Multipatrocinado	Plano de Benefícios Funbep I (1)
Plano de Benefícios Funbep II (2)
Caixa de Previdência dos Funcionários do Banco Beg - Prebeg	Plano de Benefícios Prebeg (1)
Itaú Fundo Multipatrocinado	Plano BD Itaú (1)
Plano CD Itaú (2)
Múltipla - Multiempresas de Previdência Complementar	Plano de Aposentadoria Redecard Básico (1)
Plano de Aposentadoria Redecard Suplementar (2)
Itaubank Sociedade de Previdência Privada	Plano de Aposentadoria Itaubank (3)
UBB-PREV - Previdência Complementar	Plano de Previdência Unibanco (3)
Plano Básico (1)
Plano IJMS (1)
Banorte Fundação Manoel Baptista da Silva de Seguridade Social	Plano de Benefícios II (1)
(1) Defined benefit plan;
(2) Variable contribution plan;
(3) Defined contribution plan;
(4) The Plano Itaubanco CD was set up as a result of the partial spin-off of the PAC, and it was offered exclusively to the participants of this plan, who are not receiving supplementary retirement by PAC. The participants who have not joined the Plano Itaubanco CD, as well as those already receiving benefits from the PAC plan, will remain in this latter, without any interruption, and will have their vested rights guaranteed.  As set forth in the Plano Itaubanco CD regulation, the transaction and novation period ended on May 8, 2010.

b)	Defined benefit plans

I-	Main assumptions used in actuarial valuation of Retirement Plans

	03/31/2011	03/31/2010
Discount rate (1)	9.72% p.a.	10.24% p.a.
Expected return rate on assets	12.32 % p.a.	12.32% p.a.
Mortality table (2)	AT-2000	AT-2000
Turnover (3)	Itaú Exp. 2003/2004	Itaú Exp. 2003/2004
Future salary growth	7.12 % p.a.	7.12% p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.	4.00% p.a.
Inflation	4.00 % p.a.	4.00% p.a.
Actuarial method	Projected Unit Credit	Projected Unit Credit
(1) Upon determination for amounts at January 1, 2010, the discount rate of 10.24% p.a was adopted.
(2) The mortality tables adopted correspond to those disclosed by SOA – Society of Actuaries, the North-American Entity which corresponds to IBA – Brazilian Institute of Actuarial Science, which reflects a 10% increase in the probabilities of survival as compared to the respective basic tables;
The life expectancy in years by the AT-2000 mortality table for participants of 55 years of age is 27 and 31 years for men and women, respectively.
(3) The turnover assumption is based on the effective experience of active participants linked to ITAÚ UNIBANCO HOLDING, resulting in the average of 1.2 % p.a. based on the 2003/2004 experience;
(4) Using the Projected Unit Credit, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

The basic difference between the assumptions above and those adopted upon determination of the actuarial liability of defined benefit plans, for purposes of recording in the balance sheet of the closed-end private pension entities that manage them, is the actuarial method. For this purpose, the Bank adopts the aggregate method, by which the mathematical reserve is defined based on the difference between the present value of the projected benefit and the present value of future contributions, subject to the methodology defined in the respective actuarial technical note.

II –	Management of defined benefit plan assets

The purpose of the management of the funds from the closed-end private pension entities is the long-term balance between pension assets and liabilities by exceeding the actuarial goals.

As regards the assets guaranteeing mathematical reserves, management should ensure the payment capacity of benefits in the long-term by preventing the risk of mismatching assets and liabilities by pension plan.

The allocation of plan assets and the allocation target by type of asset are as follows:

	At	At	% Allocation
Types	03/31/2011	03/31/2010	03/31/2011	03/31/2010	2011 Target
Fixed income securities	9,984	8,303	87.31%	82.05%	53% to 100%
Variable income securities	1,016	1,441	8.88%	14.24%	0% to 25%
Structured investments	12	14	0.10%	0.14%	0% to 10%
Foreign investments	4	5	0.03%	0.05%	0% to 3%
Real estate	395	333	3.45%	3.29%	0% to 4%
Loans to participants	25	24	0.23%	0.23%	0% to 5%
Total	11,436	10,120	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 846 (R$ 957 at March 31, 2010), and real estate rented to Group companies, with a fair value of R$ 337 (R$ 300 at March 31, 2010).

The expected income from portfolios of benefit plan assets is based on projections of returns for each of the segments detailed above. For the fixed-income segment, the adopted interest rates were taken from long-term securities included in the portfolios, and the interest-rates practiced in the market at the balance sheet date. For the variable-income segment, the 12-month expected returns of the market for this segment were adopted. For the real estate segment, the cash inflows of expected rental payments for the following 12 months were adopted. For all segments, the basis adopted was the portfolio positions at the balance sheet date.

III-	Net amount recognized in the balance sheet

We present below the calculation of the net amount recognized in the balance sheet:

	03/31/2011	03/31/2010
1 - Net assets of the plans	11,436	10,120
2 - Actuarial liabilities	(9,992)	(8,718)
3- Surplus (1-2)	1,444	1,402
4- Asset ceiling (*)	(1,155)	(1,084)
5 - Net amount recognized in the balance sheet (3-4)	289	318
Amount recognized in Assets	407	449
Amount recognized in Liabilities	(118)	(131)
(*) Corresponds to the excess of present value of the available economic benefit, in conformity with item 58 of IAS 19.

In conformity with the exemption prescribed in IFRS 1, gains and losses accumulated through January 1, 2010 were recognized in retained earnings, net of tax effects, and taking into account the subsidiary adjustments. The actuarial gains and losses for the period were recognized in income under “General and Administrative Expenses”.

IV -	Change in net assets, actuarial liabilities, and surplus

	03/31/2011			03/31/2010
	Net assets	Actuarial liabilities	Surplus	Net assets	Actuarial liabilities	Surplus
Present value – beginning of the period	11,229	(9,871)	1,358	14,757	(11,180)	3,577
Effects of the partial spin-off of PAC (1)	-	-	-	(5,147)	2,710	(2,437)
Expected return on assets (3)	337	-	337	445	-	445
Cost of current service	-	(24)	(24)	-	(23)	(23)
Interest cost	-	(235)	(235)	-	(282)	(282)
Benefits paid	(138)	138	-	(133)	133	-
Contributions of sponsors	6	-	6	8	-	8
Contributions of participants	2	-	2	8	-	8
Actuarial gain/(loss) (2) (3)	-	-	-	182	(76)	106
Present value – end of the period	11,436	(9,992)	1,444	10,120	(8,718)	1,402
(1) Corresponds to the effect of the partial spin-off of the PAC and creation of the Plano Itaubanco CD, which migration process resulted in the curtailment and partial settlement of PAC obligations. The curtailment which implied a reduction in obligations and thus in actuarial liabilities, made on December 31, 2009, is already adjusted in the opening balance (January 1, 2010). At March 31, 2010, the PAC participants who opted for the voluntary migration to the Plano Itaubanco CD had all of their obligations settled by PAC through the initial contribution of the assets previously held by PAC for individual accounts corresponding to the Plano Itaubanco CD. PAC is no longer responsible for any retirement benefit obligations at the PAC level related to these participants. After the partial settlement of PAC, assets were transferred from PAC to Plano Itaubanco CD.
(2) Gains recorded in Net Assets correspond to the income earned above the expected return rate of assets.
(3) The actual return on assets amounted to R$ 337 (R$ 627 at March 31, 2010).

V-	Total expenses recognized in income for the year.

Total expenses recognized in defined benefit plans include the following components:

	03/31/2011	03/31/2010
Cost of current service	(24)	(23)
Interest cost	(235)	(282)
Expected return on the plan assets	337	445
Effects of the partial spin-off of PAC	-	(2,437)
Effect on asset ceiling	(41)	1,122
Gain/(loss) in the period	-	106
Contributions of participants	2	8
Total expenses recognized in income for the year	39	(1,061)

During the period, contributions made totaled R$ 6 (R$ 8 at March 31, 2010). The contribution rate increases based on the beneficiary’s salary.

In 2011, contribution to the retirement plans sponsored by ITAÚ UNIBANCO HOLDING is expected to amount to R$ 37.

c)	Defined contribution plans

The defined contribution plans have pension funds formed by the portion of sponsors’ contributions not included in the participant’s accounts balance and by the loss of eligibility to a plan benefit, as well as by resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

The amount recognized in assets is R$ 1,168 ( R$ 1,078 at March 31, 2010).

Total revenue recognized in defined benefit plans include the following components:

	03/31/2011	03/31/2010
Effects of the partial spin-off of PAC	-	1,477
Contribution	(24)	(15)
Actuarial gain/(loss)	(61)	4
Effect on asset ceiling	84	(516)
Total revenue recognized in income for the year	(1)	950

In conformity with the exemption prescribed in IFRS 1, gains and losses accumulated through January 1, 2010 were recognized in retained earnings, net of tax effects, and taking into account the subsidiary adjustments. The actuarial gains and losses for the period were recognized in income under “General and Administrative Expenses”.

During the period, the contributions to the defined contribution plans, including PGBL, totaled R$ 35 (R$ 23 at March 31, 2010), of which R$ 24 (R$ 16 at March 31, 2010) were from pension funds.

d)	Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not offer other post-employment benefits, except in those cases arising from maintenance obligations according to the acquisition agreements signed by Itaú Unibanco Holding, under the terms and conditions established, in which health plans are totally or partially sponsored for former workers and beneficiaries.

I-	Changes

Based on the reported prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of Itaú Unibanco Holding are as follows:

	03/31/2011	03/31/2010
At the beginning of the period	(105)	(100)
Interest cost	(5)	(2)
Benefits paid	1	1
At the end of the period	(109)	(101)

In conformity with the exemption prescribed in IFRS 1, gains and losses accumulated through January 1, 2010 were recognized in retained earnings, net of tax effects, and taking into account the subsidiary adjustments. The actuarial gains and losses for the period were recognized in income under “General and Administrative Expenses”.

II-	Assumptions and sensitivity at 1%

For calculation of benefits obligations projected beyond the assumptions used for the defined benefit plans (Note 28b I), the 8.16%p.a. increase in medical costs assumption is adopted.

Presumptions about the rates related to medical care costs have a significant impact on the amounts recognized in income. A change of one percentage point in the medical care cost rates would have the effects as follows:

	1.0% increase	1.0% decrease
Effects on service cost and interest cost	1	(1)
Effects on present value of obligation	14	(11)

NOTE 29 – INSURANCE CONTRACTS

a)	Insurance contracts

Itaú Unibanco Holding, through its subsidiaries, offers to the market Insurance and Private Pension. Products are offered through insurance brokers (third parties operating in the market and its own), Banco Itaú Unibanco’s branches and electronic channels, according to their characteristics and regulatory requirements.

In all segments, the process for creating a new product takes place upon demand considering new opportunities arising in the market or from a specific negotiation.

The products developed are submitted to a committee, coordinated and controlled by the Governance of Products, in which all flows comprising the operational, commercial, legal, accounting, financial, internal controls and technology views are analyzed, discussed and approved by the several areas involved.

The Governance process of product evaluation is regulated by the Corporate Policy on Product and Operations Evaluation, and requires the integration of activities between the product and evaluation areas, forming an organized group of activities that will add value to clients and competitive differentials.

Internal regulatory circulars provide for and support product evaluation and approval flows, attribution of responsibilities, provisions for carrying out processes, and also maximum and minimum balance limits, contribution, minimum premium and other, which aim at preserving the consistency of process and product results.

There are also policies on underwriting risks established in each segment, such as technical actuarial limits per line and coverage, which are controlled systemically or operationally.

This product creation process takes into consideration the following chain of events:

•	Development of product by managers in order to meet a market demand;

•	Submission of the detailed product characteristics to Governance;

•	Creation of parameterization of new products in IT systems with the concomitant evaluation of the need for developing new implementation;

•	Launch of product after authorization from the Product Governance Committee.

For private pension products, there are also flows from the registry of funds with the Brazilian Securities and Exchange Commission (CVM) and the steps to obtain the approval of actuarial technical notes and rules from Superintendency of Private Insurance (SUSEP) for further sales. There is possibility for customizing minimum amounts, fund management and entry fees, actuarial table and interest upon negotiation with evaluation of internal pricing model agreed in a specific contract.

There are policies on balance and minimum contribution adequate to each negotiation. Risk benefits, considered ancillary coverage, follow their own and specific conditions, such as coverage limits, target audience and statement of health, among others, according to each business. In addition, increased risks count on excess of loss coverage through reinsurance.

Each product has rules according to the channel and segment to which it will be sold. Pricing policies are shaped according to internal models, in compliance with the corporate standard pricing model developed by the Risk and Financial Controls Area, in the context of the Governance of product evaluation.

The cost management of Insurance and Pension Plan products includes the groups of Administrative, Operating and Selling Expenses, where Administrative Expenses based on the recognition by cost centers, are allocated to products and sales channels according to the definition of the respective activities, following the corporate managerial model of the Itaú Unibanco Conglomerate. Operating and Selling expenses are based on the line for product identification and policy segmentation in order to define the sales channel.

b)	Main Products

I-	Insurance

Itaú Unibanco Holding, through its insurance companies, supplies the market with insurance products with the purpose of assuming risks and restoring the economic balance of the property damaged of the policyholder.

In this segment, clients are mainly divided into the Individual (Retail, UniClass, Personnalité and Private) and Corporate (Companies, Corporate and Condominium) markets.

The contract entered into between the parties aims at guaranteeing the protection of the client assets. Upon payment of a premium, the policyholder is guaranteed a protection through previously agreed replacement or indemnification for damages that may cause asset or personal imbalance. Itaú insurance companies then recognize technical reserves administered by themselves, through specialized areas within the conglomerate, with the objective of indemnifying the policyholder loss in the event of claims of covered perils.

The insurance risks sold by insurance companies of the Itaú Conglomerate are divided into property and casualty, and life insurance.

•	Property and casualty insurance: cover losses, damages or liabilities for properties or persons, excluding from this classification life insurance lines;

•	Life insurance: Include coverage of peril of death and personal accidents.

	Loss ratio		Sales ratio
Insurance lines	%		%
	03/31/2011	03/31/2010	03/31/2011	03/31/2010
Extended warranty - property	16.5	22.2	46.2	84.8
Group life	35.8	29.6	10.4	10.3
Accident insurance	10.1	14.8	43.0	43.0
Credit life	23.0	22.4	24.2	23.8
Multiple peril	5.7	13.6	60.5	49.3

II-	Private Pension

Developed as a solution to ensure the maintenance of the quality of life of participants, as an additional income to social security, through long-term investments, Private Pension products are divided into three major groups:

•
PGBL (Plan Generator of Benefits): Its main objective is the accumulation, but it can be purchased with additional risk coverage. Recommended to clients that file the extended version of income tax return, because they can deduct contributions paid from the income tax calculation basis up to 12% of the annual taxable gross income.

•	VGBL (Redeemable Life Insurance): It is an insurance structured as a pension plan. Its taxation differs from the PGBL, in this case, the tax basis is the earned income.

•	FGB (Fund Generator of Benefits): Private pension with minimum income guarantee, and possibility of receiving earnings from asset performance. Although there are active plans, they are no longer sold.

III-	Revenue from insurance and private pension premiums

The revenue of the main insurance and private pension products is as follows:

Revenue from retained contribution – ITAÚ UNIBANCO HOLDING	03/31/2011	03/31/2010
VGBL	2,140	1,489
Extended warranty	346	218
PGBL	341	290
Group life	286	301
Accident insurance	168	166
Credit life	103	100
Mandatory Personal Injury caused by Motor Vehicle (DPVAT)	98	123
Traditional	70	148
Multiple peril	39	51
Commercial multiple peril	30	17
Specified and all risks	28	45
Health	28	102
Serious or terminal diseases (*)	18	-
Mortgage insurance – Credit life	18	11
General civil liability	14	14
National Transport	14	14
Funeral assistance (*)	14	-
Petroleum risks	14	3
Directors & Officers liability (D&O)	12	6
International transport	11	16
Random events	11	4
Civil liability of the road carrier	10	10
Other lines	56	59
	3,869	3,187
(*) For 2011, the insurance lines are already in compliance with the Susep Circular No. 395 of December 3, 2009. The Serious or Terminal Diseases and Funeral Assistance lines used to be allocated to the Individual Life line in 2010.

c)	Technical reserves for insurance and private pension

Technical reserves for insurance and private pension are recognized according to the criteria established by the National Council of Private Insurance (CNSP) Resolution No. 162 of December 26, 2006 and further amendments introduced.

I -	Insurance:

•
Reserve for Unearned Premiums – recognized based on premiums issued, calculated on “pro rata” basis, and represents the portion of premium corresponding to the policy period not yet elapsed; Reserve for Unearned Premiums for Risks in Force but Not Yet Issued is recognized based on technical actuarial note, and has the objective of estimating a portion of unearned premiums related to risks assumed by insurance companies and that are in issue process;

•	Reserve for Premium Deficiency – recognized according to technical actuarial note if a premium deficiency is found;

•
Reserve for unsettled claims - recognized based on claims of loss in an amount sufficient to cover future commitments; in order to determine the amount provisioned for claims awaiting judicial decision, court-appointed experts and legal advisors make assessments based on the insured amounts and technical regulations, taking into consideration the likelihood of unfavorable outcome to the insurance company;

•	Reserve for claims incurred but not reported (IBNR) – recognized for the estimated amount of claims incurred for risks assumed in the portfolio but not reported.

II–	Private Pension:

The mathematical reserves represent amounts of obligations assumed as insurance for living benefits, retirement plans, disability, pension and annuity and are calculated according to the method of accounting provided for in the contract.

•
Mathematical reserves for benefits to be granted and benefits granted – correspond to commitments assumed with participants, but for which benefits are not yet due, and to those receiving the benefits, respectively;

•
Reserves for insufficient contribution – recognized when there is insufficient premiums or contributions, and takes into consideration the general biometric mortality tables AT-2000 Basic Male and AT-2000 Basic Female with improvement;

•	Reserve for Unexpired Risks – recognized to include the estimate of risks in force but not expired;

•	Reserve for events incurred but not reported (IBNR) – recognized based on the estimated amount of events incurred but not reported;

•	Reserve for financial surplus – recognized by the difference between the contributions adjusted daily by the Investment Portfolio and the accumulated fund set up;

•
Other reserves – basically refer to the Reserve for Administrative Expenses recognized according to the Actuarial Technical Note to cover expenses arising from the payment of benefits provided for in the plan, in view of the events incurred and to be incurred. It also includes the heading Redemptions and/or Other Policy Benefits that refers to amounts not yet paid through the balance sheet date.

III-	Change in technical reserves for insurance and private pension

The details about the changes in balances of Technical Reserves for insurance and private pension operations are as follows:

Technical reserves for insurance Property and casualty	Unearned premiums	Unsettled claims	Claims incurred but not reported	03/31/2011	03/31/2010
Extended warranty - property	759	46	22	827	660
Group life	484	252	147	883	756
Credit life	271	49	33	353	281
Group accident insurance	230	59	30	319	269
Specified and all risks	170	547	35	752	465
Engineering risks	116	77	5	198	183
Individual accident	59	37	16	112	118
Commercial multiple peril	68	31	17	116	134
Maritime	37	52	20	109	71
Petroleum risks	101	190	8	299	102
General civil liability	35	172	60	267	243
Multiple peril	21	44	66	131	125
Directors & Officers liability (D&O)	28	46	7	81	38
Aircraft	35	89	10	134	204
Fire	-	68	1	69	73
Other lines	198	445	151	794	812
	2,612	2,204	628	5,444	4,534

According to actuarial studies, a reserve for premium deficiency was recognized in the amount of R$ 280 (R$ 252 at March 31, 2010).

	Property and Casualty insurance	Pension plan	Individual life and life with living benefits	03/31/2011	03/31/2010
Opening balance	5,484	18,296	33,062	56,842	47,945
(+) Additions arising from premiums/contribution	3,436	408	2,126	5,970	4,632
(-) Deferral for risk elapsed	(3,289)	-	-	(3,289)	(2,597)
(-) Payment of losses/benefit	(302)	(29)	(1)	(332)	(494)
(+) Reported claims	644	-	-	644	435
(-) Redemption	-	(244)	(838)	(1,082)	(1,014)
(+/-) Net portability	-	75	11	86	(66)
(+) Adjustment of reserves and financial surplus	-	424	708	1,132	825
(+/-) Other (recognition/reversal)	(249)	26	10	(213)	(38)
Closing balance	5,724	18,956	35,078	59,758	49,628

According to Note 29f, an additional reserve was recognized in the amount of R$ 22.

d)	Deferred acquisition costs

Deferred acquisition costs are basically represented by deferred retained commissions for amortization proportional to the recognition of revenue from earned premium, that is, over the coverage period, according to the calculation rules in force. The movement of deferred commission expense balances is as follows:

	Insurance	Reinsurance	Total
Balance at 01/01/2011	485	75	560
Purchases for the period	220	1	221
Amortization for the period	55	(1)	54
Balance at 03/31/2011	760	75	835
Balance to be amortized up to 12 months	175	75	250
Balance to be amortized after 12 months	585	-	585

	Insurance	Reinsurance	Total
Balance at 01/01/2010	510	59	569
Purchases for the period	88	(47)	41
Amortization for the period	(50)	2	(48)
Balance at 03/31/2010	548	14	562
Balance to be amortized up to 12 months	223	14	237
Balance to be amortized after 12 months	325	-	325

e)	Table of loss development

Changes in the amount of obligations of the group may occur at the end of each annual closing. The top of the table below shows how the final loss estimate changes through time. The bottom of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet.

The reserve for unsettled claims was comprised as follows, at the annual closing of December 31, 2010.

Reserve for unsettled claims and for claims incurred but not reported
Liability claims presented in the table development							2,398
DPVAT operations							205
Reinsurance, retrocession and other estimates							144
Total reserve							2,747
Incurred date	2005	2006	2007	2008	2009	2010	Total
At the end of reporting year	1,016	1,887	1,998	1,271	1,455	1,768
After 1 year	1,016	1,944	2,002	1,275	1,289
After 2 years	1,023	2,017	2,063	1,283
After 3 years	1,032	2,041	2,071
After 4 years	1,043	2,032
After 5 years	1,041

Current estimate	1,041	2,032	2,071	1,283	1,289	1,768	9,483
Accumulated payments through base date	985	1,940	1,931	1,083	864	677	7,478
Liabilities recognized in the balance sheet	57	92	140	200	425	1,091	2,005
Liabilities in relation to years prior to 2005							393
Total liabilities included in balance sheet							2,398

f)	Liability adequacy test

As established in IFRS 4 – Insurance Contracts, the insurance company shall carry out the Liability Adequacy Test, comparing the amount recognized for its technical reserves with the current estimate of projected cash flow. Including in the estimate all cash flows related to the business is the minimum requirement for carrying out the adequacy test.

The Liability Adequacy Test indicated the need for a supplement of R$ 22 in technical reserves. The required supplement was applied to certain tradition pension plans in the phase of accumulation, accounting only for an addition of 0.6% in technical reserves for these plans. Current estimates were put into sensitivity test with positive and negative variation of 0.1% in the risk-free interest rate. The scenario constructed with a negative variation of 0.1% indicated the need for a supplement of R$32. The scenario with a positive variation of 0.1% indicated R$ 13.

The assumptions used were as follows:

a)	Risk-free interest rate: obtained from the extrapolated interest curve of government securities, considered without credit risk, available in the Brazilian financial market;

b)
Mortality, cancellation, partial redemptions and conversion into income are periodically reviewed, and based on the best practices and analysis of the subsidiaries experience. Accordingly, it represents the best estimates for projection of current estimates;

c)	The grouping criteria are based on homogeneity of risks.

g)	Risks of insurance and private pension

Itaú Unibanco Conglomerate has specific committees, which duty is to define the management of funds from Technical Reserves for Insurance and Private Pension, set out guidelines for managing these funds with the objective of achieving long-term return and develop evaluation models, risk limits and strategies on allocation of funds to defined financial assets. Such committees are composed not only by executives and those directly responsible for the business management process, but also by an equal number of professionals that head or coordinate the commercial and financial areas.

All risks products are distributed by brokers, in the case of the extended warranty product, it is marketed by the retail company that sells the consumer good; the DPVAT production is from the share that the insurance companies of Itaú Unibanco Conglomerate have in Leading Insurance Company of the DPVAT Consortia.

There is no product concentration in relation to insurance premium, reducing the risk of product concentration and distribution channels. In the all risks products, the strategy of lower retention is adopted:

	Insurance premiums		Retained premium		Retention (%)
Grouping of products	03/31/2011	03/31/2010	03/31/2011	03/31/2010	03/31/2011	03/31/2010
Life insurance and accident	555	475	456	471	82	99
All risks	382	295	139	144	36	49
Credit life	114	101	103	100	90	99
Extended warranty - property	346	218	346	218	100	100
DPVAT	98	123	98	123	100	100
Multiple peril	79	119	51	62	51	52

h)	Underwriting risk management structure

•	Centralized control over underwriting risk

The risk control of the insurance company is centralized by the Independent Executive Area Responsible for Risk Control, while the management is incumbent upon the Business Units exposed to Underwriting Risk and the Risk Management Area of the Insurance Company.

•	Decentralized management of underwriting risk

The underwriting risk management is incumbent upon the Business Area coordinated by the Risk Management Area of the Insurance Company with the participation of the Institutional Actuarial Area and Product Units and Managers. These units, in their daily operations, take risks in view of the profitability of their businesses.

i)	Duties and Responsibilities

I-	Executive Independent Area responsible for Risk Control

This area shall create conditions to the following:

•	Validation and control of underwriting risk models;

•	Control and evaluation of changes in the policies of Insurance and Pension Plan;

•	Follow up of the performance of the Insurance and Pension Plan portfolios;

•	Construction of underwriting risk models;

•	Risk assessment of Insurance and Private Pension products at their creation and on a recurring basis;

•	Establishment and publication of the Underwriting Risk Management structure;

•	Adoption of compensation policies that do not encourage behaviors incompatible with a risk level considered prudent in the policies and long-term strategies established by the institution.

II-	Executive Area Responsible for Operational and Efficiency Risk

•	Responsible for devising methods for identifying, assessing, monitoring, controlling and mitigating the Operational Risk;

•	Timely report of the main points of operational risks incurrence to the Independent Executive Area responsible for Risk Control;

•
Meet the requests from the Central Bank of Brazil, and other Brazilian oversight authorities related to operational risk management, as well as monitor the adherence of Itaú Unibanco units and control areas under the coordination of the Legal Compliance Area to the regulation of the legal oversight authorities.

III-	Business Units exposed to Underwriting Risk

•	Set out and/or adjust products to the requirements of the Independent Executive Area responsible for Risk Control and the Risk Management Area of the Insurance Company;

•
Meet the requests of the Independent Executive Area responsible for Risk Control, preparing or providing database and information for preparation of managerial reports or specific studies, when available.

•	Guarantee the quality of the information used in probability of loss models and losses in case of claims;

•
Guarantee an adequate level of knowledge about the concepts of involved risks for their identification and rating, ensuring the proper understanding for modeling by the Independent Executive Area responsible for Risk Control and the Risk Management Area of the Insurance Company.

IV-	Reinsurance Area

•
Set out policies on access to reinsurance markets, regulating the Underwriting operations aligned with the underwriting credit rating by the Independent Executive Area responsible for Risk Control and the Risk Management Area of the Insurance Company.

•
Guarantee an adequate level of knowledge about the concepts of involved risks for their identification and rating, ensuring the proper understanding for modeling by the Independent Executive Area responsible for Risk Control and the Risk Management Area of the Insurance Company.

•	Send the managerial reports to the Independent Executive Area responsible for Risk Control and the Risk Management Area of the Insurance Company;

•	Guarantee the update, reach, scope, accuracy and timeliness of information on reinsurance.

V-	Risk Management Area of the Insurance Company

•	Formulate policies and underwriting procedures that address the entire underwriting cycle;

•	Develop strategic indicators, informing about possible gaps to higher levels;

•	Send managerial reports to the Independent Executive Area responsible for Risk Control;

•
Guarantee an adequate level of knowledge about the concepts of involved risks for their identification and rating, ensuring the proper understanding and modeling by the Independent Executive Area responsible for Risk Control;

•	Monitor the risks incurred by Business Units exposed to Underwriting Risk;

•	Report with quality and speed the required information under its responsibility to the Brazilian Regulatory Authorities.

VI-	Actuarial Area

•
Construct and improve models of Provisions and Reserves and submit them duly documented to the Independent Executive Area responsible for Risk Control and Risk Management Area of the Insurance Company.

•	Send managerial reports to the Independent Executive Area responsible for Risk Control;

•	Guarantee the reach, scope, accuracy and timeliness of information related to the demanded operations which accounting reconciliation was properly carried out.

•
Guarantee an adequate level of knowledge about the concepts of involved risks for their identification and rating, ensuring the proper understanding and modeling by the Independent Executive Area responsible for Risk Control.

VII-	Internal Controls Area

•	Regularly check the adequacy of the internal controls system;

•	Conduct periodic reviews of the risk process of Insurance operations to ensure its completeness, accuracy and reasonableness.

VIII-	Internal Audit

Carry out independent and periodic checks as to the effectiveness of the risk control process of Insurance and Private Pension operations, according to the guidelines of the Audit Committee.

The company’s management works together with the investment manager with the objective of ensuring that assets backing long-term products, with guaranteed minimum returns are managed according to the characteristics of its liabilities aiming at its actuarial balance and the long-term solvency.

The company annually carries out a detailed mapping of the liabilities of long-term products that result in payment flows of projected future benefits. This mapping is carried out according to actuarial assumptions.

The investment manager, having this information, uses Asset Liability Management models to find the best asset portfolio composition that enables the outweighing of risks entailed in this type of product, considering its long-term economic and financial feasibility. The portfolio of backing assets are periodically balanced in view of the fluctuations in market prices of assets, of the company’s liquidity needs, and changes in the liability characteristics.

j)	Market, Credit and Liquidity Risk

Market risk

•	Insurance

Variation in exchange rates may affect the insurance income in case the assets which indemnification amount is affected by exchange variation. Pursuant to the legislation in force, the Reserve for Unearned Premiums (which purpose is to guarantee the coverage of future losses) is not affected by exchange variation. An insurance company may carry out the accounting hedge of its operations, by zeroing the long position in foreign currency, but is subject to effective exchange variation of the insured asset. By opting for the economic hedge, the company shall keep a long position in foreign currency, generating volatility in the recognized results.

Variations in interest rates do not affect the insurance income.

•	Private pension

For FGB products, there was a minimum guaranteed rate by a price index plus interest rate over the contribution period (accumulation of funds) and retirement payment period (decumulation of funds). In case the backing assets have a performance poorer than the minimum guaranteed interest, the insurance company shall complement the accumulated amount.

In the case of PGBL/VGBL products, there is a minimum guaranteed rate only over the retirement payment period (decumulation of funds).

The Asset Liability Management is used for meeting the best composition of the asset portfolio that enables the outweighing of risks entailed in this type of product.

Liquidity Risk

In relation to long-term products with minimum guaranteed returns, the subsidiary periodically revaluates its liabilities as payment flows of projected future benefits and maintains the asset manager continually informed about the regular cash needs. In addition, the continuous follow up of its client portfolio enables the subsidiary to anticipate possible unusual movements of migration of reserves, thus enabling it to plan the reserve of liquidity necessary for these movements.

Credit Risk

In relation to reinsurance operations, its internal policy provides for avoiding the excess concentration in only one reinsurer. At present the reinsurer with the largest share of our operations is below 29% of total. In addition, we follow the SUSEP provisions about reinsurers that we operate, mainly the item about “solvency rating, issued by a rating agency”, with the following minimum levels:

Rating agency	Minimum required level
Standard & Poors	BBB-
Fitch	BBB-
Moody´s	Baa3
AM Best	B+

k)	Reinsurance

Expenses and revenue reinsurance premiums ceded are recognized in the period when they occur, according to the accrual basis, with no offset of assets and liabilities related to reinsurance except in the event there is contractual provision for the offset of accounts between the parties. Analyses of reinsurance programs are made anticipating the current needs of the company, maintaining the necessary flexibility, in case of changes in management strategy in response to several scenarios to which it may be exposed.

With the approval of the Supplementary Law No. 126 of January 15, 2007, the reinsurance market was opened with the creation of three categories of companies authorized to operate in Brazil: local, admitted and occasional. The transition to the new market was made progressively, maintaining the right of local reinsurance companies at 60% of premiums ceded by insurance companies until January 2010; after this period, this percentage may be reduced to 40%. From March 31, 2011, this percentage of 40% shall be obligatorily ceded to local reinsurance.

Reinsurance Assets

The amounts appropriated to reinsurance asset are estimated recoverable rights of reinsurers arising from losses incurred. Such assets are evaluated based on risk assignment contracts, and for cases of losses effectively paid, they are revaluated after 365 days as to the possibility of their non-recovery, in case of doubts, such assets are reduced by recognizing an allowance for losses with reinsurance.

Reinsurance ceded

The company cedes in the normal course of its businesses, reinsurance premiums to cover losses on underwriting risks to its policyholders and are in compliance with the operational limits established by the regulating authority. In addition to proportional contracts, non-proportional contracts are also entered into for transferring a portion of the responsibility to the reinsurance company for losses that will be materialized after a certain level of losses in the portfolio. Not proportional reinsurance premiums are appropriated to the prepaid expenses group and realized in the group of other operating expenses according to the effectiveness period of the contract on a daily accrual basis.

a) Receivables from reinsurance operations
	03/31/2011	03/31/2010
Unsettled claims	1,062	939
Claims incurred but not reported	205	156
Advance of reinsurance premiums	10	(14)
Recovery of losses	142	74
Recovery of selling expenses	25	61
Other reinsurance receivables	7	130
Total	1,451	1,346

b) Expenses from deferred reinsurance
	03/31/2011	03/31/2010
Unearned premiums	447	530
Total	447	530

c) Debits for reinsurance operations
	03/31/2011	03/31/2010
Premiums	225	331
Claims	1	1
Selling expenses	(5)	3
Other debits	9	-
Total	230	335

d) Revenue from deferred reinsurance
	03/31/2011	03/31/2010
Reinsurance commission	59	61
Total	59	61

l)	Regulatory Authorities

Insurance, Private Pension and Capitalization operations are regulated by the National Council of Private Insurance and the Superintendency of Private Insurance. These authorities are responsible for regulating the market, and consequently for assisting in the mitigation of risks inherent in the business.

CNSP is the regulatory authority of insurance activities in the country, created by the Decree-Law No. 73, of November 21, 1966. The main attribution of CNSP, at the time of its creation, was to set out the guidelines and rules of the governmental policy on private insurance segments, and with the enactment of Law No. 6,435, of July 15, 1977 (revoked by Supplementary Law No. 109/01), its attributions included Private Pension of public companies.

SUSEP is the authority responsible for controlling and overseeing the insurance, open-ended private pension and reinsurance markets. An agency linked to the Ministry of Finance, it was created by the Decree-Law No. 73, of November 21, 1966, which also created the National System of Private Insurance, which comprise the National Council of Private Insurance (CNSP), IRB Brasil Resseguros S.A. (IRB Brasil), the companies authorized to have private insurance operations and the open private pension companies.

m)	Capital for insurance activity

SUSEP, following the worldwide trend towards the strengthening of the insurance market, disclosed on December 26, 2006 the CNSP Resolutions Nos. 155 and 158, amended by CNSP Resolutions Nos. 178 of December 28, 2007, and No. 200 of December 16, 2008, and Circular No. 355 of December 14, 2007. The regulations provide for the rules on regulatory capital required for authorization and operation of insurance, private pension and capitalization companies, and rules for the allocation of capital from underwriting risk for several insurance lines.

Noteworthy is the fact that the adjusted stockholders’ equity of ITAU UNIBANCO HOLDING companies exclusively engaged in insurance and private pension activities is higher than the required regulatory capital.

NOTE 30 – FAIR VALUE OF FINANCIAL INSTRUMENTS

In cases where prices quoted in the market are not available, fair values are based on estimates by using discounted cash flows or other evaluation techniques. These techniques are significantly affected by the adopted assumptions, including the discount rate and estimate of future cash flows. The estimated fair value achieved through these techniques cannot be substantiated by comparison with independent markets and, in many cases, it cannot be realized in the immediate settlement of the instrument.

The following table summarizes the carrying and estimated fair values for financial instruments:

	03/31/2011		03/31/2010
	Carrying value	Estimated fair value	Carrying value	Estimated Fair value
Financial assets
Cash and cash equivalents and Central Bank compulsory deposits	102,685	102,685	44,181	44,181
Interbank deposits	12,591	12,598	14,220	14,250
Securities purchased under agreements to resell	105,803	105,803	140,200	140,200
Financial assets held for trading (*)	108,956	108,956	54,891	54,891
Financial assets designated at fair value through profit or loss (*)	147	147	227	227
Derivatives (*)	10,230	10,230	7,876	7,876
Available-for-sale financial assets (*)	43,692	43,692	37,380	37,380
Held-to-maturity financial assets	3,116	3,693	2,566	2,964
Loan operations	284,049	284,242	231,473	231,883
Other financial assets	36,383	36,383	27,080	27,080
Financial liabilities
Deposits	203,922	203,924	183,606	183,570
Securities sold under repurchase agreements	206,753	206,753	148,055	148,055
Financial liabilities held for trading (*)	819	819	813	813
Derivatives (*)	7,656	7,656	7,277	7,277
Interbank market	68,602	68,552	47,963	47,950
Institutional market	46,559	46,500	34,784	34,705
Liabilities for capitalization plans	2,695	2,695	2,352	2,352
Other financial liabilities	33,896	33,896	26,142	26,142
Off-balance sheet instruments
Commitments to extend credit	-	441	-	346
Standby letters of credit and pledged guarantees	-	115	-	74
(*) These assets and liabilities are recorded in the balance sheet at their fair value.

The methods and assumptions adopted to estimate the fair value are defined below:

a)
Cash and Cash Equivalents and Central Bank Compulsory Deposits, Securities Purchased under Agreements to Resell and Other Financial Assets - The carrying amount presented for these instruments in the consolidated balance sheet is close to their fair value.

b)	Interbank Deposits – We estimate the fair values of interbank investments by deducting the estimated cash flows and adopting the market interest rates.

c)
Financial Assets Held for Trading, including Derivatives (Assets and Liabilities), Financial Assets designated at Fair Value through Profit or Loss, Available-for-sale Financial Assets and Held-to-Maturity Financial Assets – Under usual conditions, the prices quoted in the market are the best indicators of the fair values of financial instruments. However, not all instruments have liquidity or quotations and, in such cases, the adoption of present value estimates and other pricing techniques are required. The fair value of government securities is determined based on the interest rates provided by third parties in the market and they are validated by tracing them to the information supplied by ANDIMA. The fair values of corporate debt securities are computed by adopting criteria similar to those applied to interbank deposits, as described above. The fair values of shares are computed based on their prices quoted in the market. The fair values of derivative financial instruments were determined as follows:

•
Swaps: Their cash flows are discounted at present value based on yield curves that reflect the appropriate risk factors. These yield curves may be drawn mainly based on the exchange price of derivatives at BM&F, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rates swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.)

•	Futures and Forwards: quotations in stock exchanges or criteria identical to those applied to swaps;

•
Options: Their fair values are determined based on mathematical models (such as Black & Scholes) that are fed with implicit volatility data, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. All these data are obtained from different sources (usually Bloomberg).

•
Loan: Inversely related to the probability of default (allowance for loan losses) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with no risk and the yield curves improved by credit.

d)
Loan Operations – The fair value is estimated based on groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, applying interest rates close to our current rates for similar loans. For the majority of loans at floating rate, the carrying amount was considered close to their fair value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest through maturity, at the aforementioned rates. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying guarantee amount. The assumptions related to cash flows and discount rates are determined with the use of information available in the market and the borrower’s specific information.

e)
Interest-bearing and non-interest bearing financial liabilities: Deposits, Securities Sold under Repurchase Agreements, Financial Liabilities Held for Trading, Funds from Interbank and Institutional Market, Liabilities for Capitalization Plans and Other Financial Liabilities

And for:

•	Non-interest bearing deposits - The fair value of demand deposits is equal to the amount payable on the reporting date, which is equal to the carrying amount.
•
Interest-bearing financial liabilities – The fair value of time deposits with floating rate was considered close to their carrying amount. The fair value of time deposits at fixed rate was estimated with the use of calculation of discounted cash flow, with the adoption of the interest rate we offer on the respective balance sheet date. The carrying amount of deposits received under securities repurchase agreements, commercial lines and other short-term loan liabilities are close to the fair value of such instruments. The fair value of other long-term liabilities is estimated using cash flows discounted at the interest rates offered in the market for similar instruments. These interest rates are obtained from different sources (usually Bloomberg), from which the risk-free yield curve and the risk-free spread traded for similar instruments are derived.

f)
Financial instruments related to credit – The fair value of commitments for credit grant was estimated based on the rates currently charged for entering into similar agreements, considering the remaining term of the agreement and the credit quality of the counterparts. The fair value of standby letters of credit, commercial letters and guarantees was based on commissions currently charged in similar agreements or at the cost estimated to settle the agreements, or otherwise the settle the obligations with the counterparties. The fair value of derivatives includes in financial assets/liabilities at fair value through income or in other liabilities, as described in Note 2.4.i and presented in Notes 7 and 30. See Note 8 for the notional amount and estimated fair value of our derivative financial instruments.

The entity should rank the fair value measurements using a fair value hierarchy that reflects the significance of inputs adopted in the measurement process.

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means.

Level 3: Inputs are unobservable for the asset or liability. Unobservable information shall be used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

Securities: financial assets held for trading, available for sale, and designated at fair value through profit or loss:

Level 1: Highly-liquid securities with prices quoted in an active market are classified into Level 1 of the fair value hierarchy. This classification level includes most of the Brazilian Government Securities (mainly LTN, LFT, NTN-B, NTN-C and NTN-F), other foreign government securities, shares and debentures traded at stock exchanges and other securities traded in an active market.

Level 2: In the cases in which the pricing information is not available for a specific security, the assessment is usually based on prices quoted in the market for similar instruments, pricing information obtained through pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information from assets actively traded in an active market. These securities are classified into Level 2 of the fair value hierarchy and are composed of certain Brazilian government securities, debentures and some government securities quoted in a less-liquid market in relation to those classified into Level 1, and some share prices in investment funds. Itaú Unibanco Holding does not hold positions in alternative investment funds or private equity funds.

Level 3: In cases in which there is no pricing information in an active market, Itaú Unibanco Holding uses internally developed models, from curves generated according to the proprietary model. The Level 3 classification includes some Brazilian government securities (mainly NTN-I and TDA falling due after 2024, NTN-A1 and CVS), Promissory Notes and securities that are not usually traded in an active market, CRIs.

Derivatives:

Level 1: Derivatives traded in stock exchanges are classified in level 1 of the hierarchy.

Level 2: For derivatives not traded in stock exchanges, Itaú Unibanco Holding estimates the fair value by adopting a number of techniques, such as Black&Scholes, Garman & Kohlhagen, Monte Carlo or even the discounted cash flow models usually adopted in the financial market. Derivatives included in level 2 are credit default swaps, cross currency swaps, interest rates swaps, plain vanilla options, certain forwards and generally all swaps. All models adopted by Itaú Unibanco Holding are widely accepted in the financial services industry and reflect all derivative contractual terms. Considering that many of these models do not comprise a high level of subjectivity, since the methodologies adopted in the models do not require major decisions and information for the model are promptly observed in the actively quoted markets, these products were classified in level 2 of the measurement hierarchy.

Level 3: The derivatives with fair values based on non-observable information in an active market were classified into Level 3 of the fair value hierarchy, and are composed of exotic options, certain swaps indexed to non-observable information, and swaps with other products, such as swap with option and target flow, credit derivatives and futures of certain commodities. These operations have their pricing derived from a range of volatility using the basis of historical volatility.

All aforementioned evaluation methodologies may result in a fair value that may not be an indication of the net realizable value or future fair values. However, Itaú Unibanco Holding believes that all methodologies used are appropriate and consistent with the other market participants. Regardless of this fact, the adoption of other methodologies or different presumptions to estimate fair value may result in different fair value estimates at the reporting date.

Level Distribution

The following table presents the breakdown of Risk Levels at March 31, 2011 for or financial assets held for trading and available-for sale financial assets.

	03/31/2011				03/31/2010
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets held for trading	91,987	16,009	960	108,956	40,454	14,436	1	54,891
Investment funds	-	1,781	-	1,781	-	2,444	-	2,444
Brazilian government securities	86,310	46	-	86,356	34,914	420	-	35,334
Brazilian external debt bonds	630	-	-	630	124	-	-	124
Government securities - abroad	206	33	-	239	613	26	-	639
Argentina	185	-	-	185	235	-	-	235
United States	2	-	-	2	348	-	-	348
Mexico	19	-	-	19	12	-	-	12
Chile	-	3	-	3	-	4	-	4
Uruguay	-	29	-	29	-	22	-	22
Russia	-	-	-	-	18	-	-	18
Other	-	1	-	1	-	-	-	-
Corporate securities	4,841	14,149	960	19,950	4,803	11,546	1	16,350
Shares	3,319	-	-	3,319	2,581	-	-	2,581
Securitized real estate loans	-	32	563	595	-	35	-	35
Bank deposit certificates	-	9,161	-	9,161	-	9,024	-	9,024
Debentures	1,515	1,031	-	2,546	1,995	1,369	-	3,364
Eurobonds and other	7	2,264	-	2,271	227	1,118	-	1,345
Promissory notes	-	-	397	397	-	-	1	1
Other	-	1,661	-	1,661	-	-	-	-
Available-for-sale financial assets	18,688	23,608	1,396	43,692	16,240	18,949	2,191	37,380
Investment funds	-	719	-	719	-	872	-	872
Brazilian government securities	8,207	-	257	8,464	9,633	10	328	9,971
Brazilian external debt bonds	5,226	-	-	5,226	1,797	-	-	1,797
Government securities - abroad	756	5,497	-	6,253	19	7,317	-	7,336
Portugal	-	-	-	-	-	25	-	25
Argentina	86	-	-	86	1	-	-	1
United States	670	-	-	670	18	-	-	18
Denmark	-	3,549	-	3,549	-	1,466	-	1,466
Spain	-	728	-	728	-	1,468	-	1,468
Korea	-	288	-	288	-	2,050	-	2,050
Chile	-	424	-	424	-	1,197	-	1,197
Paraguay	-	391	-	391	-	444	-	444
Uruguay	-	117	-	117	-	667	-	667
Corporate securities	4,499	17,392	1,139	23,030	4,791	10,750	1,863	17,404
Shares	1,978	2,881	-	4,859	2,810	1,641	-	4,451
Securitized real estate loans	-	7,028	177	7,205	-	4,431	129	4,560
Bank deposit certificates	-	556	-	556	-	103	-	103
Debentures	2,341	3,769	-	6,110	1,859	2,749	-	4,608
Eurobonds and other	180	3,144	-	3,324	122	1,791	-	1,913
Promissory notes	-	-	962	962	-	-	1,734	1,734
Other	-	14	-	14	-	35	-	35
Financial assets designated at fair value through profit or loss	-	147	-	147	-	227	-	227
Brazilian government securities	-	147	-	147	-	227	-	227
Financial liabilities designated at fair value	-	819	-	819	-	813	-	813
Structured notes	-	819	-	819	-	813	-	813
The following table presents the breakdown of Risk Levels at March 31, 2011 and 2010 for our derivative liabilities.

	03/31/2011				03/31/2010
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Derivatives - Assets	-	9,207	1,023	10,230	189	7,294	393	7,876
Options	-	632	693	1,325	-	929	123	1,052
Forwards	-	4,743	-	4,743	-	3,443	-	3,443
Swap – Differential receivable	-	3,263	-	3,263	-	2,482	-	2,482
Swap with target flow	-	-	-	-	-	-	2	2
Target flow of swap	-	-	-	-	-	-	170	170
Credit derivatives	-	1	204	205	-	1	15	16
Futures	-	-	-	-	189	-	(3)	186
Other derivatives	-	568	126	694	-	439	86	525
Derivatives - Liabilities	47	(7,368)	(335)	(7,656)	-	(6,900)	(377)	(7,277)
Options	-	(1,350)	(177)	(1,527)	-	(1,211)	(11)	(1,222)
Forwards	-	(3,583)	-	(3,583)	-	(3,172)	-	(3,172)
Swap – Differential payable	-	(2,257)	-	(2,257)	-	(2,286)	(5)	(2,291)
Swap with target flow	-	-	-	-	-	-	(90)	(90)
Target flow of swap	-	-	-	-	-	-	(118)	(118)
Credit derivatives	-	(7)	(79)	(86)	-	-	(144)	(144)
Other derivatives	47	(171)	(79)	(203)	-	(231)	(9)	(240)

Level 3 Recurring Fair Value Measurements

The tables below include the changes in balance sheet, for financial instruments ranked by Itaú Unibanco Holding in Level 3 of the assessment hierarchy.

Level Distribution

	Fair value at 12/31/2010	Total gains or losses (realized/unrealized)	Purchases, issues and settlements	Transfers in and/or out of Level 3	Fair value at 03/31/2011	Total gains (losses) related to assets and liabilities still held at the reporting date
Held-for-trading financial assets	159	-	801	-	960	(9)
Corporate securities	159	-	801	-	960	(9)
Securitized real estate loans	157	-	406	-	563	(9)
Promissory notes	-	-	397	-	397	-
Other	2	-	(2)	-	-	-
Available-for-sale financial assets	1,647	6	(257)	-	1,396	(173)
Brazilian government securities	320	1	(64)	-	257	(15)
Corporate securities	1,327	5	(193)	-	1,139	(158)
Securitized real estate loans	62	1	114	-	177	(158)
Promissory notes	1,265	4	(307)	-	962	-

	Fair value at 12/31/2010	Total gains or losses (realized/unrealized)	Purchases, issues and settlements	Transfers in and/or out of Level 3	Fair value at 03/31/2011	Total gains (losses) related to assets and liabilities still held at the reporting date
Derivatives - Assets	485	48	490	-	1,023	(55)
Options	56	126	511	-	693	-
Swap – Differential receivable	5	-	(5)	-	-	-
Credit derivatives	261	35	(92)	-	204	3
Other derivatives	163	(113)	76	-	126	(58)
Derivatives - Liabilities	(335)	(182)	182	-	(335)	10
Options	(188)	28	(17)	-	(177)	45
Swap – Differential payable	(6)	-	6	-	-	(5)
Target flow of swap	(119)	-	119	-	-	-
Credit derivatives	-	32	(111)	-	(79)	(6)
Futures	(9)	-	9	-	-	(11)
Other derivatives	(13)	(242)	176	-	(79)	(13)

Derivative financial instruments classified in Level 3 at January 1, 2010 correspond to a small volume of exotic options and illiquid plain-vanilla swaps. In 2007, we started trading foreign currency swaps with additional characteristics, such as leverage, thresholds and others. From the end of the third quarter of 2008, as a consequence of the significant devaluation of the Real against the main foreign currencies, the market became quite illiquid for these swaps, and, accordingly, those instruments were classified in Level 3.

There were no significant transfers between Level 1 and Level 2 at March 31, 2011 and 2010.

There were no transfers to and from Level 3 in relation to other levels at March 31, 2011 and 2010.

NOTE 31 – CONTINGENCIES AND OTHER COMMITMENTS

In the ordinary course of its businesses, ITAÚ UNIBANCO HOLDING is involved in contingencies that may be classified as follows.

a)	Contingent Assets: there are no contingent assets recorded.

b)	Contingent Liabilities: The criteria to quantify contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks.

-	Civil lawsuits

Collective lawsuits (related to claims considered similar and which each individual amount is not considered significant): contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the type of lawsuit and the characteristics of the legal body (Small Claims Court or Regular Court).

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the “de facto” and “de jure” characteristics related to such lawsuit. The amounts considered probable losses are accrued.

Contingencies usually arise from revision of contracts and compensation for property damage and pain and suffering; most of these lawsuits are filed in the Small Claims Court and therefore limited to 40 minimum monthly wages. The bank is also party to specific lawsuits over alleged understated inflation adjustments to savings accounts in connection with economic plans.

The case law at the Federal Supreme Court is favorable to banks in relation to an economic phenomenon similar to savings, as in the case of adjustment to time deposits and contracts in general. Additionally, the Superior Court of Justice has recently decided that the term for filing public civil actions over understated inflation is five years. In view of such decision, some of the lawsuits may be dismissed because they were filed after the five-year period.

In the accounting books no amount is recognized in relation to Civil Lawsuits which represent possible losses, which have a total estimated risk of R$ 697; these refer to claims for compensation or collection, the individual amounts of which are not significant and in this total there are no values resulting from participation in Joint Ventures.

-	Labor claims

Collective lawsuits (related to claims considered similar and with individual amounts not considered significant): the expected amount of loss is determined and accrued monthly by the moving average of payments in relation to lawsuits settled in the last 12 months, plus the average cost of fees. These are adjusted to the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the “de facto” and “de jure” characteristics related to such lawsuit. The amounts considered probable losses are accrued.

Contingencies are related to lawsuits in which alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other, are discussed.

-	Other Risks

These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint obligation and FCVC (salary variations compensation fund) credits assigned to Banco Nacional.

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances:

	01/01 to 03/31/2011				01/01 to 03/31/2010
	Civil	Labor	Other	Total	Total
Opening balance	2,974	3,986	173	7,133	5,734
(-) Contingencies guaranteed by indemnity clauses (Note 2.4)	(309)	(1,113)	-	(1,422)	(672)
Subtotal	2,665	2,873	173	5,711	5,062
Financial/Charges	4	30	-	34	47
Changes in the period reflected in results	360	165	(5)	520	391
Increase (*)	469	202	-	671	453
Reversal	(109)	(37)	(5)	(151)	(62)
Payment	(257)	(149)	-	(406)	(234)
Subtotal	2,772	2,919	168	5,859	5,266
(+) Contingencies guaranteed by indemnity clauses (Note 2.4)	209	1,097	-	1,306	679
Closing balance	2,981	4,016	168	7,165	5,945
Closing balance at 03/31/2010	2,517	3,239	189	5,945
Escrow deposits at 03/31/2011	1,698	1,518	-	3,216
Escrow deposits at 03/31/2010	1,260	1,551	-	2,811
(*) Civil provisions include the provision for economic plans amounting to R$ 164 (R$ 119 at March 31, 2010).

-	Tax and social security lawsuits

Contingencies are equivalent to the principal amount of taxes involved in administrative and judicial disputes, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The amount is accrued when it involves a legal liability, regardless of the likelihood of loss, that is, a favorable outcome to the institution is dependent upon the recognition of the unconstitutionality of the applicable law in force. In other cases, a provision is set up whenever the loss is considered probable.

The table below shows the changes in the provisions and respective escrow deposits for Tax and Social Security lawsuits balances:

	01/01 to 03/31/2011			01/01 to 03/31/2010
Provision	Legal liability	Contingencies	Total	Total
Opening balance	5,091	2,165	7,256	7,790
(-) Contingencies guaranteed by indemnity clauses	-	(44)	(44)	(36)
Subtotal	5,091	2,121	7,212	7,754
Financial/Charges	126	45	171	77
Changes in the period reflected in results	184	100	284	(1,967)
Increase	200	166	366	215
Reversal	(16)	(55)	(71)	(246)
Payment	(1)	(11)	(12)	(1,936)
Subtotal	5,400	2,266	7,666	5,864
(+) Contingencies guaranteed by indemnity clauses	-	43	43	46
Closing balance (Notes 13c and 14c) (*)	5,400	2,309	7,709	5,910
Closing balance at March 31, 2010 (Notes 13c and 14c)	4,438	1,472	5,910
(*) ITAÚ UNIBANCO HOLDING and its subsidiaries adhered to the Program for Cash or Installment Payment of Federal Taxes, established by Law No. 11,941, of May 27, 2009. At March 31, 2010, the program included the debits administered by the Federal Reserve Service of Brazil and the General Attorney’s Office of the National Treasury past due before November 30, 2008.

	01/01 to 03/31/2011			01/01 to 03/31/2010
Escrow Deposits	Legal liability	Contingencies	Total	Total
Opening balance	3,661	1,022	4,683	5,077
Appropriation of income	93	32	125	86
Changes in the period	28	49	77	(1,017)
Deposited	42	51	93	60
Withdrawals	(11)	(1)	(12)	(1,074)
Conversion into income (*)	(3)	(1)	(4)	(3)
Closing balance	3,782	1,103	4,886	4,146
Closing balance at 03/31/2010	3,549	597	4,146

The main discussions related to Legal Obligations are described as follows:

•	PIS and COFINS – Calculation basis – R$ 2.458: we defend the levy of contributions on revenue, understood as the revenue from sales of assets and services. The escrow deposit balance totals R$ 980.

•
CSLL – Isonomy – R$ 972; the law increased the CSLL rate for financial and insurance companies to 15%, keeping the 9% tax rate for the other companies. We discuss the lack of constitutional support for this measure and, due to the principle of isonomy, we defend the levy at the regular rate of 9%. The escrow deposit balance totals R$ 199.

•
IRPJ and CSLL –Taxation of profits earned abroad – R$ 467: We discuss the calculation basis for levy of these taxes on profits earned abroad and the non-applicability of Regulatory Instruction SRF No. 213-02 in which it exceeds the suitability of the legal text. The escrow deposit balance totals R$ 467.

•
PIS – R$ 371 - Principles of anteriority, anteriority over 90 days and non-retroactivity: we request the rejection of Constitutional Amendments No. 10/96 and No. 17/97 in view of the principles of anteriority and non-retroactivity, aiming at the payment based on Supplementary Law No. 07/70. The corresponding escrow deposit totals R$ 71.

In the accounting books no amount is recognized in relation to Tax and Social Security Lawsuits with likelihood of loss possible, which total an estimated risk of R$ 4.758. The main discussions are as follows:

•	IRPJ, CSLL, PIS and COFINS – request for offset dismissed - R$ 830: cases in which the liquidity and the offset credit certainty are discussed.

•
IRPJ/CSLL - Losses and discounts on receipt of credits – R$ 509: we defend that these are necessary operating expenses and deductible for the losses in loan operations and discounts upon their renegotiation and recovery, as provided for the Law.

•	ISS – Banking Institutions – R$ 486: these are banking operations, which revenue may not be interpreted as price per service rendered and/or arise from activities not listed under a Supplementary Law.

•	INSS – Non-compensatory amounts – R$ 569: we defend the non-taxation of these amounts, mainly profit sharing, transportation vouchers and sole bonus.

•	IRPJ, CSLL, PIS and COFINS – Usufruct of quotas and shares - R$ 326: we discuss the adequate accounting and tax treatment for the amount received due to the onerous recognition of usufruct.

c)	Receivables - Reimbursement of contingencies

The Receivables balance arising from reimbursements of contingencies totals R$ 1,644 (R$ 1,111 at March 31, 2010 (Note 19a), basically represented by the guarantee in the Banco Banerj S.A. privatization process occurred in 1997, in which the State of Rio de Janeiro created a fund to guarantee the equity recomposition in Civil, Labor and Tax Contingencies.

d)	Guarantee of voluntary resources

These are pledged in guarantee of voluntary resources related to contingent liability and are restricted, deposited or recorded in the amounts below:

	03/31/2011	03/31/2010
Securities (basically Financial Treasury Bills)	1,499	1,182
Deposits in guarantee	3,336	2,996

According to the opinion of the legal advisors, ITAÚ UNIBANCO HOLDING and its subsidiary companies are not involved in any other administrative proceedings or legal lawsuits that may significantly impact the results of their operations. The combined evaluation of all existing provisions for all contingent liabilities and legal liabilities, which are recognized through the adoption of statistical models for claims involving small amounts, and individual evaluation by internal and external legal advisors of other cases, showed that the accrued amounts are sufficient, as provided for CMN Resolution No. 3,823, of December 16, 2009, and BACEN Circular Letter No. 3,429, of February 12, 2010.

NOTE 32 – REGULATORY CAPITAL

Itaú Unibanco Holding is subject to regulation by the Central Bank of Brazil which issues directions and instructions regarding currency and credit policies for financial institutions operating in Brazil. The Central Bank also determines minimum capital requirements, fixed assets limits, lending limits, accounting practices and compulsory deposit requirements, and requires banks to comply with regulation based on the Basel Accord as regards to capital adequacy. Furthermore, the National Council of Private Insurance and SUSEP issue regulations on capital requirements which affect our insurance, private pension and capitalization operations.

The Basel Accord requires banks to have a ratio of regulatory capital to risk exposure assets of a minimum of 8%. The regulatory capital is basically composed of two tiers:

•	Tier I: In general, certain capital, reserves and retained earnings, less certain intangibles.

•	Tier II: includes, among other items and subject to certain limitations, asset revaluation reserves, general allowance for losses and subordinated debt, and is limited to the amount of Tier I Capital.

However, the Basel Agreement allows the regulatory authorities of each country to establish their own parameters for regulatory capital composition and to determine the portions exposed to risk. Among the main differences arising from the adoption of own parameter pursuant to the Brazilian legislation are the following: (i) the requirement of a ratio of regulatory capital to risk-weighted assets at a minimum of 11%; (ii) certain risk-weighted factors attributed to certain assets and other exposures; (iii) the requirement that banks allocate a portion of their equity to cover operational risks, ranging from 12% to 18% of the average gross income from financial operations. In addition, in accordance with Central Bank rules, banks can calculate compliance with the minimum requirement:

•	Based on the consolidation of all financial subsidiaries regulated by the Central Bank, including branches and investments abroad, and

•	Based on full consolidation, considering all companies which are statutorily or operationally controlled by Itaú Unibanco Holding, regardless of whether they are regulated or not by the Central Bank.

Management manages capital with the intention to meet the minimal capital required by the Central Bank of Brazil. During the period we complied with all externally imposed capital requirements to which we are subject.

The following table summarizes the composition of regulatory capital, the minimum capital required and the Basel ratio computed in accordance with the Central Bank of Brazil, both on a financial institution consolidation basis and on a full consolidation basis.

	03/31/2011		03/31/2010
	Financial Institutions (partial consolidation)	Full consolidation	Financial Institutions (partial consolidation)	Full consolidation
Regulatory capital
Level 1	63,319	65,150	58,080	59,998
Level 2	17,306	17,306	15,514	15,514
Other deductions required by Central Bank of Brazil	(148)	(148)	(33)	(33)
Total	80,477	82,308	73,561	75,479
Requirement for Coverage of Risk Exposures:
Credit	50,815	51,919	42,948	44,504
Market	1,056	1,034	945	949
Operational	3,073	3,435	2,662	2,662
Minimum Regulatory Capital Required	54,944	56,388	46,555	48,115
Excess of Regulatory Capital over Minimum Regulatory Capital Required	25,533	25,920	27,006	27,364
Exposure Weighted by Risk	499,489	512,616	423,226	437,407
Capital to risk-weighted assets ratio - %	16.1	16.1	17.4	17.3

The funds obtained through the issue of subordinated debt securities are considered capital Tier II for purposes of Capital to risk-weighted assets ratio, as follows:

Name of security	Issue	Maturity	Return p.a.	Principal
Subordinated euronotes	2nd half of 2001	August 2011	10.00%	457
Subordinated euronotes	August 2001	August 2011	4.25%	625
Subordinated CDB	March 2007	April 2012	103,5% of CDI	5,000
Subordinated CDB	May 2007	May 2012	104% of CDI	1,406
Subordinated CDB	July 2007	July 2012	CDI + 0.38%	422
Subordinated CDB	August 2007	August 2012	CDI + 0.38%	200
Subordinated CDB	October 2007	October 2012	IGPM + 7.31%	161
Subordinated CDB	October 2007	October 2012	IGPM + 7.35%	130
Subordinated CDB	October 2007	October 2012	103.8% of CDI	93
Subordinated CDB	October 2007	October 2012	CDI + 0.45%	450
Subordinated CDB	November 2007	November 2012	CDI + 0.35%	300
Subordinated CDB	December 2002	December 2012	102.5% of CDI	200
Subordinated CDB	December 2002	December 2012	102% of CDI	20
Subordinated CDB	January 2008	February 2013	CDI + 0.50%	880
Subordinated CDB	February 2008	February 2013	CDI + 0.50%	1,256
Subordinated CDB	1st quarter of 2008	1st quarter of 2013	CDI + 0.60%	817
Subordinated CDB	2nd quarter of 2008	2nd quarter of 2013	106% of CDI	29
Subordinated CDB	2nd quarter of 2008	2nd quarter of 2013	107% of CDI	19
Subordinated CDB	November 2003	November 2013	102% of CDI	40
Subordinated CDB	May 2007	May 2014	CDI + 0.35%	1,804
Subordinated CDB	August 2007	August 2014	CDI + 0.46%	50
Subordinated CDB	October 2007	October 2014	IGPM + 7.35%	33
Subordinated CDB	November 2008	October 2014	112% of CDI	1,000
Subordinated CDB	December 2007	December 2014	CDI + 0.60%	10
Preferred shares	December 2002	March 2015	3.04%	1,389
Subordinated CDB	January 2010	November 2015	113% of CDI	50
Subordinated CDB	3rd quarter of 2008	3rd quarter of 2015	119.8% of CDI	400
Subordinated CDB	January 2010	January 2016	114% of CDI	500
Subordinated CDB	1st quarter of 2010	1st quarter of 2016	110% of CDI	22
Subordinated CDB	1st quarter of 2010	1st quarter of 2016	111% of CDI	33
Subordinated CDB	1st quarter of 2010	1st quarter of 2016	113% of CDI	2,103
Subordinated CDB	March 2010	March 2016	IPCA + 7.33%	122
Subordinated financial bills	August 2010	August 2016	100% of CDI + 1.36%	365
Subordinated financial bills	September 2010	September 2016	112.5% of CDI	16
Subordinated financial bills	October 2010	October 2016	112% of CDI	50
Subordinated financial bills	3rd quarter of 2010	3rd quarter of 2016	112% of CDI	1,808
Subordinated CDB (1)	December 2006	December 2016	CDI + 0.47%	500
Subordinated financial bills	December 2010	December 2016	100% of IPCA + 7.00%	30
Subordinated CDB	March 2010	March 2017	IPCA + 7.45%	367
Subordinated financial bills	September 2010	September 2017	100% of IPCA + 7.2%	160
Subordinated financial bills	September 2010	September 2017	100% of IPCA + 7.0%	20
Subordinated financial bills	October 2010	October 2017	100% of IPCA + 6.95%	20
Subordinated financial bills	October 2010	October 2017	100% of IPCA + 6.97%	6
Subordinated euronotes	April 2010	April 2020	6.20%	1,730
Subordinated euronotes	September 2010	January 2021	5.75%	1,694
Subordinated euronotes	January 2011	January 2021	5.75%	402
Eurobonds -Perpetual Non-cumulative Junior
Subordinated Securities (2)	July 2005	Not determined	8.70%	1,195
(1) Subordinated CDBs may be redeemed from November 2011;
(2) The debt may be fully redeemed only at the option of the issuer from July 29, 2010 or at each subsequent payment.

NOTE 33 – BUSINESS SEGMENT INFORMATION

Our four operational and reporting segments are: Commercial Bank, Itaú BBA, Consumer Credit, and Corporation and Treasury.

We are a banking institution that offers its clients a wide range of financial products and services. Our current business segments are described below:

•	Itaú Unibanco – Commercial Bank

Our Commercial Bank segment provides a broad range of banking services to a diversified client base of individuals and companies, among which are the following: retail clients (individuals and very small companies), high net worth clients, private banking clients, and small and middle-sized companies.

The products and services provided by the Commercial Bank include insurance, private pension and capitalization plans, credit cards, asset management and loans, among others. The segment provides solutions specifically developed to meet the demand of clients, devising marketing strategies appropriate to each of the different profiles and using the most convenient distribution channels. Accordingly, we are constantly seeking to increase the number of products used by clients, diversifying our sources of income. The segment is an important source of funding to our operations and provides significant interest income and banking services.

•	Itaú Unibanco - Itaú BBA

Our segment responsible for banking operations of large companies and investment banking services is named Itaú BBA. Itaú BBA offers a wide range of products and services to the biggest economic groups of Brazil. The management model of Itaú BBA is focused on the development of close relationships with its clients, gaining a deep knowledge of their needs and providing customized solutions. The investment banking activities comprise the provision of funds to the corporate segment that are raised through fixed and variable income instruments. In addition, it performs activities of mergers and acquisitions.

•	Itaú Unibanco – Consumer Credit

The Consumer Credit segment is responsible for the development of our strategy of increasing the range of financial products and services beyond the universe of clients who are account holders. Thus the consumer credit segment comprises vehicle financing services provided by units other than the branch network, credit cards to clients who are not account holders, and credit to the low income population. The business of the vehicle financing operation comprises: new vehicles, used vehicles, heavy vehicles and motorcycles. The integration of the operations of Itaú and Unibanco showed a strong complementarity of businesses, a competitive advantage that we are increasing by intensifying the combined operations, exchanging expertise between teams and seeking a higher operational efficiency. The credit approval process of vehicle operations is based on scoring models that provides prompt approval of credit proposals from our clients, using the Internet to process these proposals with security and efficiency.

•	Itaú Unibanco – Corporation and Treasury

Our Corporation and Treasury segment basically shows the interest income associated with our capital surplus, subordinated debt surplus and the net balance of tax credits and debits, as well as the net interest income from the trading of financial assets through proprietary positions (desks), management of currency gaps, interest rate gaps and other risk factors, arbitrage opportunities in the foreign and domestic markets, and mark to market of financial assets. In this column, we also show the effect of nonrecurring items that are not considered in the managerial statement of income.

Basis of presentation of business segment information

Business segment information is prepared based on the reports used by top management to assess the segments' performance and to make decisions regarding the allocation of funds for investment and other purposes.

The top management of Itaú Unibanco Holding uses a variety of information for such purposes including financial and non-financial information that are measured on different bases including information prepared based on accounting practices adopted in Brazil.

The segment information has been prepared following accounting practices adopted in Brazil modified for the adjustments described below. Financial segment information differs from accounting practices adopted in Brazil because: (i) it includes recognition of the impact related to allocated capital using a proprietary model; (ii) it presents net interest income using certain management criteria. The main impacts are:

Allocated Capital to each segment

Book value of stockholders' equity and subordinated debt were replaced by funding at estimated market price, and interest income and expense were allocated to different segments, based on Tier I Capital, following a proprietary model, with the excess of capital and subordinated debt being allocated to the Corporation and Treasury segment. The tax effects of payments of interest on capital by each segment have been reversed and reallocated to the segments in amounts proportional to the amount of the Tier I capital. Share of profit of unconsolidated companies which are not related to each segment and noncontrolling interest were allocated to the Corporation and Treasury segment.

Net Interest Income

We adopt a strategy to manage the foreign exchange risk from subsidiaries outside Brazil in order to economically hedge against impacts on our results arising from variation in exchange rates. In order to achieve this objective, we used derivative instruments to hedge against such foreign currency risk. We do not apply hedge accounting to account for those derivatives and we record them at fair value with gains and losses in income.

Our hedging strategy considers all tax effects, either the non taxation or non-deductibility of the exchange variation on the investments abroad, or the gains and losses on derivative financial instruments. When the parity of the Real against foreign currencies is considerable, there is a significant impact on several financial statements items, particularly interest income and expense.

As result of the above, we adopt a managerial statement of income to prepare segment information. The managerial statement of income is prepared by making reclassifications to the financial statements according to the accounting practices adopted in Brazil. We reclassified the tax effects of the hedge of these investments abroad, which are presented in tax expenses (PIS and COFINS) and Income Tax and Social Contribution on net income, are reclassified in the statement of income.

Additionally, the managerial financial margin has, for each operation, allocation of its opportunity cost.

In the Adjustments and Reclassifications column, we present the effects of differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS.

ITAÚ UNIBANCO HOLDING S.A.
At March 31, 2011
(In millions of Reais, except per share information)

Consolidated Statement of Income	COMMERCIAL BANK	ITAÚ BBA	CONSUMER CREDIT	CORPORATION + TREASURY	ITAÚ UNIBANCO	ADJUSTMENTS	IFRS CONSOLIDATED
Banking product	11,861	1,652	3,513	533	17,543	1,547	19,090
Net interest (1)	8,027	1,151	2,079	474	11,724	516	12,240
Banking service fees	2,523	510	1,376	59	4,467	(20)	4,447
Income from insurance, private pension and capitalization operations before claim and selling expenses	1,170	-	54	-	1,224	371	1,595
Other revenues	141	(9)	4	-	128	680	808
Losses on loans and claims	(2,121)	(13)	(898)	(543)	(3,575)	(101)	(3,676)
Expenses for allowance for loan losses	(2,547)	(82)	(1,208)	(543)	(4,380)	271	(4,109)
Recovery of loans previously written-off	828	69	310	-	1,207	(8)	1,199
Expenses for claims	(402)	-	-	-	(402)	(364)	(766)
Operating margin	9,740	1,639	2,615	(10)	13,968	1,446	15,414
Other operating income (expenses)	(6,146)	(644)	(2,034)	63	(8,763)	(1,276)	(10,039)
Non-interest expenses (2)	(5,464)	(580)	(1,798)	(125)	(7,968)	(1,104)	(9,072)
Tax expenses for ISS, PIS and COFINS and Other	(645)	(97)	(236)	44	(935)	(97)	(1,032)
Share of comprehensive income of unconsolidated companies, net, and of affiliates	(47)	-	-	144	97	(32)	65
Other results	10	33	-	-	43	(43)	-
Net income before income tax and social contribution	3,594	995	581	53	5,205	(170)	5,035
Income tax and social contribution	(1,263)	(330)	(156)	360	(1,389)	(357)	(1,746)
Non-controlling interest in subsidiaries	-	-	-	(195)	(178)	22	(156)
NET INCOME	2,331	665	425	218	3,638	(165)	3,473
(1) Includes interest and similar income and expenses R$ 11,461, dividend income R$ 72, net gains (loss) from financial assets and liabilities R$ 291, and results from foreign exchange operations and exchange variation of transactions abroad R$ 416.

(2) Refers to general and administrative expenses including depreciation expenses R$ 282 and amortization expenses R$ 241.

Total assets (1)	558,703	198,621	94,108	57,942	778,472	(31,937)	746,535
Total liabilities	535,882	189,739	83,794	32,803	711,316	(33,932)	677,384
(1) Includes:
Fixed assets, net	3,792	333	681	-	4,807	74	4,881
Intangible assets, net	2,173	25	694	-	2,891	-	2,891

The Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

The management analyses the financial margin on net basis.

ITAÚ UNIBANCO HOLDING S.A.
At March 31, 2010
(In millions of Reais, except per share information)

Consolidated Statement of Income	COMMERCIAL BANK	ITAÚ BBA	CONSUMER CREDIT	CORPORATION + TREASURY	ITAÚ UNIBANCO	ADJUSTMENTS	IFRS CONSOLIDATED
Banking product	9,595	1,400	3,802	864	15,653	1,325	16,978
Net interest (1)	6,068	991	2,331	837	10,223	240	10,463
Banking service fees	2,195	437	1,365	31	4,024	-	4,024
Income from insurance, private pension and capitalization operations before claim and selling expenses	1,193	1	75	(3)	1,266	361	1,627
Other revenues	139	(29)	31	(1)	140	724	864
Losses on loans and claims	(2,359)	(4)	(1,081)	1	(3,443)	(488)	(3,931)
Expenses for allowance for loan losses	(2,529)	(102)	(1,179)	1	(3,809)	(378)	(4,187)
Recovery of loans previously written off	637	98	98	-	833	(1)	832
Expenses for claims	(467)	-	-	-	(467)	(109)	(576)
Operating margin	7,236	1,396	2,721	865	12,210	837	13,047
Other operating income (expenses)	(5,121)	(605)	(1,754)	(25)	(7,502)	(1,185)	(8,687)
Non-interest expenses (2)	(4,656)	(506)	(1,525)	(110)	(6,794)	(1,060)	(7,854)
Tax expenses for ISS, PIS and COFINS and Other	(503)	(92)	(230)	(14)	(839)	(72)	(911)
Share of comprehensive income of unconsolidated companies, net, and of affiliates	19	-	-	92	111	(33)	78
Other results	19	(7)	1	7	20	(20)	-
Net income before income tax and social contribution	2,115	791	967	840	4,708	(348)	4,360
Income tax and social contribution	(607)	(222)	(288)	(201)	(1,318)	247	(1,071)
Non-controlling interest in subsidiaries	4	-	-	(231)	(222)	21	(201)
NET INCOME	1,512	569	679	408	3,168	(80)	3,088
(1) Includes interest and similar income and expenses R$ 9,410, dividend income R$ 88, net gain (loss) from financial assets and lliabilities R$ 304 and results from foreign exchange operations and exchange variation of transactions abroad R$ 661.

(2) Refers to general and administrative expenses including depreciation expenses R$ 247 and amortization R$ 243.

Total Assets (1)	445,126	174,098	77,359	56,065	630,232	(23,816)	606,416
Total Liabilities	429,432	162,163	69,893	34,779	573,853	(29,795)	544,058
(1) Includes:
Fixed assets, net	3,002	482	685	-	4,168	75	4,243
Intangible assets, net	2,518	7	665	-	3,190	(3)	3,187

The consolidated figures do not represent the sum of all parts because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

The Management analyses the financial margin on net basis.

Information on Income by geographical area, is as follows:

	03/31/2011			03/31/2010
	Brazil	Foreign	Total	Brazil	Foreign	Total
Income from financial operations (*)	22,041	1,201	23,242	17,916	838	18,754
Non-current assets	7,456	568	7,772	7,456	518	7,430
(*) Includes interest and similar income, dividend income, net gains (loss) from financial assets and liabilities, results from foreign exchange operations and exchange variation of transactions abroad.

NOTE 34 – RELATED PARTIES

a)	Transactions between related parties are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation (Note 2.4a) were eliminated from the consolidated financial statements and take into consideration the lack of risk.

The unconsolidated related parties are the following:

•
ITAÚSA, the parent company which has joint control of ITAÚ UNIBANCO HOLDING, its controlling companies and nonfinancial subsidiaries, especially: Itautec S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;

•
Fundação Itaubanco, FUNBEP – Fundo de Pensão Multipatrocinado, Caixa de Previdência dos Funcionários do BEG (PREBEG), Fundação Bemgeprev, Itaubank Sociedade de Previdência Privada, UBB – Prev Previdência Complementar, and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed-end private pension entities, that administer supplementary retirement plans sponsored by ITAÚ UNIBANCO HOLDING and/or its subsidiaries; and

•
Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema, and Associação Clube “A”, entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest;

•	The investee Porto Seguro Itaú Unibanco Participações S.A.

Additionally, there are operations with entities under joint control, particularly Banco Investcred Unibanco S.A., Financeira Itaú CBD S.A.  Crédito, Financiamento e Investimento, Luizacred S.A. Soc. Créd. Financiamento Investimento, FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento, FIC Promotora de Vendas Ltda. and Ponto Frio Leasing S.A. Arrendamento Mercantil

The transactions with these related parties are basically characterized by:

	ITAÚ UNIBANCO HOLDING CONSOLIDADO
	ASSETS/ (LIABILITIES)		REVENUE (EXPENSES)
	03/31/2011	03/31/2010	01/01 to 03/31/2011	01/01 to 03/31/2010
Interbank deposits	1,589,205	1,168,195	42,096	23,481
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	428,063	377,187	11,997	7,486
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	317,393	168,859	7,178	3,736
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	843,608	571,013	22,917	11,852
Other	141	51,136	4	407
Deposits	(36,886)	(559,641)	(1,217)	(3,930)
Duratex S.A.	(5,045)	(9,617)	(290)	(2)
Elekeiroz S.A.	(23,892)	(47)	(916)	(10)
Itautec S.A.	(3)	(370)	(11)	(3,909)
Porto Seguro S.A.	(2,291)	(507,658)	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	(234)	(157)	-	-
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	(258)	(214)	-	-
Ponto Frio Leasing S.A. Arrendamento Mercantil	(5,163)	-	-	-
ITH Zux Cayman Company Ltd.	-	(41,482)	-	(9)
Itaúsa Empreendimentos S.A.	-	(96)	-	-
Repurchase agreements	(107,859)	(141,736)	(256)	(1,350)
Itaúsa Empreendimentos S.A.	(53,366)	(48,791)	-	(10)
Duratex S.A.	(8,070)	(5,713)	(212)	(179)
Elekeiroz S.A.	-	(21,496)	(44)	(272)
Itautec S.A.	(14,201)	-	-	-
FIC Promotora de Venda Ltda.	(7,786)	(3,751)	-	(183)
Facilita Promotora S.A.	(6,206)	(4,691)	-	(85)
Olimpia Promoção e Serviços S.A.	(4,728)	(12,243)	-	(257)
Banco Investcred Unibanco S.A.	(13,502)	(16,470)	-	(162)
Porto Seguro S.A.	-	(24,585)	-	-
Other	-	(3,996)	-	(202)
Amounts receivable from (payable to) related companies	(101,884)	(91,796)	-	-
Itaú Unibanco S.A.	1,422	-	-	-
Itaúsa Investimentos S.A.	54	(22,259)	-	-
Porto Seguro S.A.	18,945	59,704	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	(1,609)	1,873	-	-
FIC Promotora de Venda Ltda.	(4,445)	-	-	-
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	(1,435)	(1,272)	-	-
Facilita Promotora S.A.	(1,664)	-	-	-
Olimpia Promoção e Serviços S.A.	(132)	(59)	-	-
Banco Investcred Unibanco S.A.	(14)	-	-	-
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	(1,073)	298	-	-
Maxfácil Participações S.A	(270)	(7,570)	-	-
Caixa de Prev.dos Func. do Banco Beg - PREBEG	(9,901)	(11,735)	-	-
Fundação BEMGEPREV	(3,242)	(13,450)	-	-
UBB Prev Previdência Complementar	(19,894)	(15,782)	-	-
Fundação Banorte Manuel Baptista da Silva de Seguridade Social	(80,400)	(81,012)	-	-
Other	1,774	(532)	-	-
Service revenue (expenses)	-	-	43,414	9,071
Fundação Itaubanco	-	-	5,258	1,539
FUNBEP - Fundo de Pensão Multipatrocinado	-	-	1,247	442
Itaúsa Investimentos S.A.	-	-	1,075	797
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	-	-	13,884	475
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	-	-	5,215	406
Porto Seguro S.A.	-	-	15,755	4,942
Other	-	-	980	470
Rent revenues (expenses)	-	-	(8,462)	(7,576)
Itaúsa Investimentos S.A.	-	-	(354)	(320)
Fundação Itaubanco	-	-	(5,720)	(5,745)
FUNBEP - Fundo de Pensão Multipatrocinado	-	-	(2,069)	(1,605)
Other	-	-	(319)	94
Donation expenses	-	-	(14,093)	(10,467)
Instituto Itaú Cultural	-	-	(14,000)	(10,417)
Fundação Itaú Social	-	-	(93)	(50)
Data processing expenses	-	-	(74,045)	(68,179)
Itautec S.A.	-	-	(74,045)	(68,179)
In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for Apportionment of Common Costs of Itaú Unibanco Group, recorded in Other Administrative Expenses the amount of R$ 1,672 (R$ 3,036 from 01/01 to 03/31/2010) in view of the use of the common structure.

b)	Compensation of the Management Key Personnel

Compensation for the period to key management members of ITAÚ UNIBANCO HOLDING consisted of:

	03/31/2011	03/31/2010
Compensation	76	56
Board of directors	2	1
Management members	74	55
Profit sharing	35	64
Board of directors	1	3
Management members	34	61
Contributions to pension plans	3	3
Board of directors	-	-
Management members	3	3
Stock option plan – Management members	32	27
Stock option plan - Employees	8	-
Total	154	150

Pursuant to the effective rules, financial institutions cannot grant loans or advances to the following:

a)
any individuals or companies that control the Institution or any entity under common control with the institution, or any executive officer, director, member of the fiscal council, or the immediate family members of these individuals;

b)	any entity controlled by the institution; or
c)	any entity in which the financial institution directly or indirectly holds more than 10.0% of the capital stock.

Therefore, no loan or advance is granted to any subsidiary, executive officer, director or family members.

Itaú Unibanco has made donations regularly to Fundação Itaú Social, a charitable foundation whose objectives are: to create the “Programa Itaú Social” (Itaú Social Program), aimed at coordinating activities of interest to the community, supporting and developing social, scientific and cultural projects, mainly in the elementary education and health care areas; to support ongoing projects or initiatives, supported or sponsored by entities qualified under "Programa Itaú Social”. Itaú Unibanco is the founding partner and maintainer of Instituto Itaú Cultural - IIC, an entity whose purpose is the promotion and preservation of the Brazilian cultural heritage.

NOTE 35 – MANAGEMENT OF FINANCIAL RISKS

Credit Risk

Credit risk, pursuant to the Central Bank of Brazil Resolution No. 3,721, is defined as the possibility of incurring financial losses in connection with:  (i) the breach by the borrower or counterparty of their respective financial obligations under agreed conditions, (ii) the loss of value of a financial asset as result of the downgrade of the counterparty’s risk rating, (iii) the reduction in gains or income, concessions given on renegotiation of the financial assets and (iv) the costs of recovery.

Management of credit risk by ITAÚ UNIBANCO HOLDING is performed with the objective of maximizing the risk and return ratio of its assets, maintaining the credit portfolio quality at levels appropriate to each market segment in which it operates. The strategy is focused on creating value to the stockholders at levels above the minimum risk-adjusted return.

ITAÚ UNIBANCO HOLDING establishes its credit policies based on internal and external factors. Among the internal factors, we highlight the client rating criteria, analysis of evolution of the portfolios, observed levels of default, actual rates of return, the quality of the portfolio quality and allocated economic capital. External factors are related to the economic environment in Brazil and abroad, including factors such as market share, interest rates, market default indicators, inflation, and increase (or decrease) in levels of consumer spending.

The process for making decisions and establishing the credit policy of ITAÚ UNIBANCO HOLDING is designed to achieve coordinated credit actions and to optimize business opportunities, through a structure of committees and commissions. With respect to retail lending, decisions about granting and managing the credit portfolio are made based on scoring models that are continuously monitored. With respect to wholesale lending, several committees are subordinated to the Management Committee responsible for credit risk management through a structure of levels of approval that ensures detailed analysis of the risk of the transaction, as well as provides the necessary timeliness and flexibility for the approval process.

1.	Credit risk measurement

1.1	Loans to customers and from financial institutions

Itaú Unibanco takes into account three components to quantify the credit risk: the probability of default by the client or counterparty (PD), the estimated exposure in the event of default (EAD), and the potential for recovery on defaulted on credits (LGD). Measurement and assessment of these risk components is part of the process for granting credit and for managing the portfolio.

The credit risk rating of customers and of economic groups reflect their probability of default, and is a fundamental element in the process for measuring risk, because it is used to determine the credit limits. The following table shows the relationship between the risk levels of the internal models (Strong, Satisfactory, Higher Risk, Impairment) of the group and the probability of default associated with each of these levels.

Internal Rating	PD
Strong	Low 4.44%
Satisfactory	Low 25.95%
Higher Risk	High 25.95%
Impairment	Corporate operations with PD high 31.84%
Operations past due for over 90 days
Renegotiated operations past due for over 60 days

The credit rating for wholesale transactions is based on information such as economic and financial condition of the potential borrower, its cash-generating capabilities, the economic group to which it belongs, the current and prospective situation of the economic sector in which it operates, the collateral offered and the use of proceeds.

With respect to retail transactions (individuals and small and middle market companies), the rating is assigned based on statistical models of credit and behavior score in line with the Basel Committee requirements.  Extraordinarily, an individual analysis of specific cases may be performed, in which case credit approval follows the applicable approval levels.

1.2	Government securities and other debt instruments

Government securities and other debt instruments are classified according to their credit quality with the purpose of managing the credit risk exposures.

2.	Control risk limits

Itaú Unibanco Holding controls the exposure and concentration of credit risk by type of economic activity, geographical region, type of products and other variables that it deems relevant, through the establishment of maximum exposure limits considered acceptable, and the monitoring of early-warning alerts, such as overdue indicators and the pattern of use of credit limits. This process aims to align the strategies established by the organization considering changes in the credit scenario.

In addition, the group strictly controls the credit exposure of clients and counterparties, actively taking action to address situations in which the actual exposure exceeds the desired one. For that purpose, the loan contracts include provisions in certain circumstances such as right to demand early payment or requirement of additional collateral.

3.	Collaterals and policies for mitigating credit risk

Itaú Unibanco Holding manages collateral in order to reduce the amount of losses on transactions that present credit risk. Collaterals are used in order to adjust the potential for credit recovery in the event of default and not to reduce the exposure from clients or counterparties.

Collaterals are an important credit risk management tool and, for this reason, they are only accepted when they meet the strict criteria established by the group.

Itaú Unibanco ensures that any collateral kept is sufficient, legally valid (effective), enforceable and periodically reassessed.

Itaú Unibanco Holding also uses credit derivatives, such as single name CDS, to mitigate the risk of its portfolios of loans and securities; these instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates.

Commitments to grant credit (e.g. overdraft limits, pre-approved limits, commitments to grant credit, standby letters of credit, and other guarantees) represent undrawn amounts of the value available in loans. The maximum exposure, considering the total utilization of the limits is shown in the table below. The maximum exposure, considering the total utilization of the limits,  is shown in the table below. The limits are continually monitored and changed according to costumer behavior. Thus, the potential loss values represent a fraction of the amount available.

4.	Policy on the recognition of allowance for loan losses

The policies for recognition of allowance for loan losses adopted by Itaú Unibanco Holding are aligned with the guidelines of IFRS and the Basel Accord. As a result, an allowance for loan losses is recognized as from the moment where there are indications of the impairment of the portfolio and take into account a horizon of loss appropriate for each type of transaction. We consider impaired loans overdue for more than 90 days, renegotiated loans overdue more than 60 days and corporate loans below a specific internal rating. Loans are written down 360 days after such loans being past due or 540 days of being past due in the case of loans with original maturities over 36 months.

5.	Credit risk exposure

	03/31/2011			03/31/2010
	Brazil	Abroad	Total	Brazil	Abroad	Total
Interbank deposits	5,593	6,998	12,591	9,026	5,194	14,220
Securities purchased under agreements to resell	104,934	869	105,803	138,597	1,603	140,200
Financial assets held for trading	103,382	5,574	108,956	49,846	5,045	54,891
Financial assets designated at fair value through profit or loss	-	147	147	227	-	227
Derivatives	8,227	2,003	10,230	6,659	1,217	7,876
Available-for-sale financial assets	10,478	33,214	43,692	23,303	14,077	37,380
Held-to-maturity financial assets	2,445	671	3,116	1,770	796	2,566
Loan operations	252,397	50,996	303,393	207,317	43,948	251,265
Off Balance	222,566	7,473	230,039	189,761	4,662	194,423
Endorsements and sureties	39,263	1,936	41,199	30,694	1,899	32,593
Letters of credit	9,772	-	9,772	6,798	-	6,798
Commitments to be released	173,531	5,537	179,068	152,269	2,763	155,032
Real estate loan	8,979	-	8,979	6,167	-	6,167
Overdraft accounts	82,962	-	82,962	57,549	-	57,549
Credit card	74,399	556	74,955	70,461	550	71,011
Other pre-approved limits	7,191	4,981	12,172	18,092	2,213	20,305
Total	710,022	107,945	817,967	626,506	76,542	703,048

The table below presents the maximum exposure at March 31, 2011 and 2010, without considering any collateral received or any other additional credits improvements added.

For assets recognized in the balance sheet, the exposures presented are based on its net carrying amounts. This analysis includes only financial assets subject to credit risk  and excludes non-financial assets.

For guarantees pledged (endorsements, sureties and letters of credit) the maximum exposure to credit risk is the amount that Itaú Unibanco Holding may disburse if the guarantees are enforced.

As shown in the table chart, the most significant exposures correspond to loan operations, financial assets held for trading, interbank deposits in addition to sureties, endorsements and other assumed commitments.

The following is observed with respect to the quality of the financial assets presented as maximum exposure:

•
78% of loan operations and other financial assets of the total loans operations and other financial assets exposure (Tables 6.1 and 6.1.2) are categorized as low probability of default in accordance with our internal rating;

•	only 7.2% of the total loans exposure (Table 6.1) is represented by overdue credits not impaired; and

•	4.5% of the total loans exposure (Table 6.1) corresponds to overdue loans impaired.

5.1)	Maximum exposure of financial assets segregated by business sector

a)	Loan operations

	03/31/2011%		03/31/2010%
Public sector	1,268	0.42%	1,787	0.71%
Industry and commerce	87,140	28.66%	69,706	27.74%
Services	62,650	20.61%	49,927	19.87%
Primary sector	14,342	4.72%	12,905	5.14%
Individuals	136,152	44.79%	114,923	45.74%
Other sectors	2,441	0.80%	2,017	0.80%
Total	303,993	100.00%	251,265	100.00%

b)	Other Financial Assets (*)

	03/31/2011%		03/31/2010%
Primary sector	11,874	4.18%	318	0.12%
Public sector	112,343	39.50%	52,439	20.38%
Industry and commerce	5,391	1.90%	2,884	1.12%
Services	36,067	12.68%	43,158	16.77%
Other sectors	301	0.11%	4,102	1.59%
Individuals	19	0.01%	39	0.02%
Financial	118,394	41.62%	154,420	60.00%
Total	284,389	100.00%	257,360	100.00%

(*) includes financial assets held for trading, derivatives, assets designated at fair value through profit or loss, available-for-sale financial assets, held-to-maturity financial assets, and interbank deposits and Securities purchased under agreements to resell.

c)	The credit risks of "off balance" items (endorsements and sureties, letters of credit and commitments to be released) are not categorized or managed by business sector.

6.	Credit quality of financial assets

6.1	The following table shows the breakdown of loans considering loans not overdue, overdue loans with or without loss event:

	03/31/2011				03/31/2010
Internal Rating	Loans not overdue	Overdue loans without loss event	Overdue loans with loss event	Total loans	Loans not overdue	Overdue loans without loss event	Overdue loans with loss event	Total loans
Strong	196,092	5,323	-	201,415	162,602	4,818	-	167,420
Satisfactory	59,590	9,971	-	69,561	45,032	8,051	-	53,083
Higher Risk	12,301	6,557	-	18,858	11,829	6,685	-	18,514
Impairment	331	-	13,828	14,159	-	-	12,648	12,648
Total	268,314	21,851	13,828	303,993	219,463	19,554	12,648	251,665
%	88.3%	7.2%	4.5%	100.0%	87.2%	7.8%	5.0%	100%

6.1.1 Loan operations, overdue without loss event, are classified by maturity:

			03/31/2011	03/31/2010
Up to 30 days overdue			14,100	12,774
31-60 days overdue			5,510	4,866
61-90 days overdue			2,241	1,914
Total			21,851	19,554

6.1.2 The table below shows other financial assets classified by rating:

		03/31/2011						03/31/2010
Internal Rating		Interbank deposits and securities purchased under agreements to resell	Financial assets held for trading	Derivatives assets	Available-for-sale financial assets	Held-to-maturity financial assets	Total	Total
Strong		118,394	91,978	9,994	22,281	3,109	245,756	233,108
Satisfactory		-	16,955	60	21,410	7	38,432	24,023
Higher Risk		-	23	176	1	-	200	229
Total		118,394	108,956	10,230	43,692	3,116	284,388	257,360
%		41.6%	38.3%	3.6%	15.4%	1.1%	100.0%	100.0%

Financial assets that are overdue without a loss event or those individually assessed that are overdue with a loss event are partially or fully covered by collaterals.

With respect to loans to corporations a considerable amount of transactions have collateral whose nature depends on the purpose of the credit purpose. Loans to finance the production of goods have as the most common collateral machinery and equipment. Working capital financing is usually collateralized by trade notes or checks, credit card receivables, endorsements or by the joint obligation of the owners of the company and/or of third parties. Financing for investments usually is collateralized through pledge or mortgage of the financed asset. In addition, the following collaterals may be also required: financial investments, shares of funds, debt securities and other instruments.

With respect to loans to individuals, collaterals are mainly required in real estate loans and vehicle financing operations, where the financed goods are pledged as collateral. With respect to other credit products, the requirement of collaterals is less frequent, but may exist in which case the most common collaterals are financial investments.

7. Renegotiated loan operations

Restructuring activities include agreements for payment extension, change and deferral of payments. After the restructuring, the client account (previously overdue) is no longer considered to be past due and is rated (considering all available information including the renegotiation) on the appropriate rating category. Renegotiated credit operations that would otherwise be overdue totaled R$ 9,843 (R$ 7,572 at March 31, 2010).

8. Repossessed assets

Repossessed assets are recognized as assets when effectively seized.

Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower amount between: (i) the fair value of the asset less the estimated selling expenses, and (ii) the carrying amount of the loan.

Further impairment of assets is recorded against expenses. The maintenance costs of these assets are expensed as incurred

The policy for sales of these assets (assets not for use) includes periodic auctions that are previously marketed and considering that the assets can not be held for more than one year as stipulated by the BACEN. This period may be extended at the discretion of the regulatory body.

The amounts below represent total assets repossessed in the period from January 1 to March 31, 2011 and 2010.

	01/01 to 03/31/2011	01/01 to 03/31/2010
Real estate not for own use	1	-
Residential properties – real estate loan	9	-
Vehicles – linked to loan operations	2	33
Total	12	33

Market risk

Market risk is the possibility of incurring financial losses arising from the changes in the fair value of positions held by a financial institution, as well as from losses on its financial margin, including the risks of transactions subject to changes in foreign exchange, interest rates, shares and commodity prices.

Market Risk Management is the process through which the institution manages and controls potential risks arising from changes in market prices of financial instruments, which can directly or indirectly affect the value of our assets, liabilities and off-balance sheet positions.  Its main objectives are controlling the exposure to market risks while optimizing the risk-return ratio through the use of models and advanced management tools.

The market risk controls cover all financial instruments of the portfolios of companies owned by ITAÚ UNIBANCO HOLDING and the related significant processes and controls.

The Policy on Market Risk Management of ITAÚ UNIBANCO HOLDING is in line with the principles of CMN Resolution No. 3,464 of the Central Bank of Brazil. It is a set of principles that drive the institution’s strategy towards control and management of market risks of all business units and legal entities of the group.

Risk Management Strategy of ITAÚ UNIBANCO HOLDING

ITAÚ UNIBANCO HOLDING requires the use of comprehensive methods and of complementary methods, as well as of quantitative and qualitative tools to estimate, monitor and manage risks, based on the market best practices.

The development of portfolio optimization models helps to determine which portfolio of financial assets has the best risk-return ratio.

The risk management strategy of ITAÚ UNIBANCO HOLDING aims at achieving a balance between the business objectives of the company and its risk appetite, considering the following:

•	Political, economic and market context;
•	Market risk portfolio of the institution;
•	Expertise to operate in specific markets.

Market risk is controlled by the Market and Liquidity Risk Control Area, which carries out the daily measurement, assessment and reporting activities through control units operating in the different legal entities.

The Market and Liquidity Risk Control Area also carries out the consolidated monitoring, assessment and reporting of market risk information, with the objective of providing input for the monitoring by senior-level committees and complying with the Brazilian regulatory body.

The market risk control and management process is subject to periodic reviews with the purposes of keeping the process aligned with best market practices and complying with continuous improvement processes at ITAÚ UNIBANCO HOLDING.

Risk identification

The treasury operations of ITAÚ UNIBANCO HOLDING are classified according to the trading intention according to the following criteria:

•
Trading portfolio (Trading book): consists of all transactions involving financial instruments and commodities, including derivatives, which are held with the intention of trading or to hedge other elements of the trading book and are not subject to limitations on their marketability. Transactions held in the trading book are those intended for resale, for obtaining benefits from changes in  expected or actual prices or entering into arbitrage activities.

•
Non-trading portfolio (Banking book): consists of all transactions not classified in the Trading Book. Corresponds to structural transactions and their respective hedges, as well as transactions entered into to manage the non-trading portfolio.

The exposures to market risks of products, including derivatives, are broken down by risk factors. A risk factor refers to a market benchmark whose change results in impact on income.

The main risk factors are described below:

•	Interest rate risk: risk of financial losses on operations subject to changes in interest rates, including the following:
•	Fixed rates in real;
•	Foreign currency coupon rates;
•	Price index coupon rates;
•	Rates of interest rate coupon (TR and TJLP);
•	Foreign exchange risk: risk of financial losses on positions in foreign currency and operations subject to foreign exchange variation;
•	Share price risk: risk of financial losses on operations subject to changes in share prices;

Risk Measures:

Risk assessments are conducted for each risk factor by estimating potential losses with the adoption of models of Value at Risk, or VaR, based on the statistical behavior of risk factors, with level of confidence at 99%. The main technique adopted to quantify the risk is the measure based on market parameters of the potential reduction (or increase) in the fair value of assets (or liabilities) associated with the change in the risk factor by the market parameter. The risk assessment process quantifies the exposure to and the appetite for risk using:  (i) risk limits based on market risk factors, (ii) VaR (level of confidence at 99%), (iii) stress testing, and (iv) analysis of unrealized results.

•
Calculation of Strategic Risk Amount (VaR - Value at Risk): Statistic measure that estimates the expected maximum potential economic loss under regular market conditions, taking into consideration a defined time period and confidence level;

•
Calculation of losses in stress scenarios (Stress testing): simulation technique to asses the behavior of assets and liabilities of a portfolio when several financial factors are taken to extreme market situations (based on projected scenarios or hypotheses);

•	Stop loss alert: Effective losses added to the maximum potential loss in optimistic and pessimistic scenarios;
•
Unrealized result analysis: Assessment of the difference between the carrying amount (including accrued interest) and the fair value, in a normal and stress scenario considering accounting asymmetries.

Control over losses:

•	Stop Loss: Maximum loss that a trader, a sub desk or the desks with operations classified in the Trading portfolio may reach.

Structure of Limits:

The risk management process starts with the establishment of limits, which are approved by the Institutional Treasury Superior Committee. The market risk limits are structured in accordance with the guidelines established by the Risk Superior Committee, considering the projected results of the balance sheet, the level of equity and the profile of risk of each legal entity, which are defined in terms of risk measures used by management;

•
Upper Limits: Defined by the Institutional Treasury Superior Committee with daily controls, performed by the control units and the monitoring and reporting to the Superior Committees being the responsibility of the Market and Liquidity Risk Control Area;

•	Internal Limits: Defined by the risk management local committees and controlled directly by the control units and must observe the upper limits.

These limits are informed to the risk control division of the relevant business units that are responsible for the risk management daily activities and that provide information periodically to the risk control division of ITAÚ UNIBANCO HOLDING. Our risk control division monitors the scope, accuracy and quality of our controls. The risk control cycle is finalized disclosing a consolidated risk report to the Institutional Treasury Superior Committee. The committee is responsible for monitoring all strategies and exposures, understanding and managing them on a consolidated corporate level.

Allocated Economic Capital:

•	Used as a tool to ensure that we will be able to absorb the impact of unexpected losses and that we will be able to continue our business in adverse scenarios.

Market Risk Monitoring

The group has a unified Market Risk management area, focused on controlling the market risk of Itaú Unibanco and its affiliates. The risks management of ITAÚ UNIBANCO HOLDING is carried out through the control of statistical VaR of its structural position.  Additionally, stress scenarios are used for assessing market risks in the portfolios of ITAÚ UNIBANCO HOLDING.

The Institutional Treasury’s risk management is segregated into three groups: Banking, Flow Book and Own Portfolio Desk.

For monitoring the market risk exposure, two exposure categories are managed: a trading (trading book) portfolio, managed by the flow book trading desk and the proprietary trading desk, and the nontrading portfolio (banking book or “structural gap”).

As a result of the merger with Unibanco the models, risks controls and procedures in place in Itaú BBA, Unibanco and Itaú were unified during 2009.

The risk is monitored through VaR models, VaR stress scenarios, stop loss limits (prevention of losses), and stop loss alerts (warning that stop loss limits may be reached on stress scenarios). We manage our banking book by adopting VaR models, VaR stress scenarios, and income and loss simulations based on stress scenarios.

Consolidated ITAÚ UNIBANCO HOLDING

Var Global shown in the tables below comprises consolidated VaR of the domestic and international operations of ITAÚ UNIBANCO HOLDING, also comprising the portfolios of Itaú Unibanco, Itaú BBA, Banco Itaú Europa, Banco Itaú Argentina, Banco Itaú Chile, Banco Itaú Paraguai and Banco Itaú Uruguai. The portfolios of Itaú Unibanco and Itaú BBA are presented jointly, segregated by risk factor.

ITAÚ UNIBANCO HOLDING seeks to keep an operating policy within low limits regarding our capital basis. We noted that the diversification of risk within our business units was significant, reducing VaR global. In 2011, average VaR of VaR global was R$ 134.1 million (R$ 76.5 million at March 31,2010) or 0.19% (0.15% at March 31, 2010).

VaR Global (*)
	Average	Minimum	Maximum	03/31/2011	03/31/2010
Risk factors	(in R$ million)
Interest Rate
Fixed income	63.4	55.7	76.0	63.1	44.8
Reference Rate	35.0	24.6	54.8	35.5	43.5
Interest rate linked to dollar	12.1	8.6	16.6	14.1	5.2
Interest rates linked to inflation rate	17.6	11.3	22.3	20.4	12.4
Sovereign bonds	4.6	2.6	6.3	5.8	4.3
International interest rate	7.9	4.6	28.3	5.6	5.9
Commodities
Commodities	14.5	4.4	20.6	8.3	8.9
Foreign exchange rate
Foreign currency risk – other	8.9	3.8	13.7	4.9	8.4
Exchange rate – U.S. dollar	3.1	-	10.9	2.6	11.1
Shares
Shares	16.6	8.0	25.4	22.3	9.9
Other
Other	4.1	1.8	8.4	6.4	4.4
Itaú Argentina	1.9	1.4	2.3	2.3	0.6
Itaú Chile	5.3	3.3	7.6	4.4	6.0
Itaú Uruguay	0.4	0.2	0.7	0.3	0.7
Itaú Europa	2.3	0.6	5.6	4.3	0.7
Itaú Paraguai	0.3	0.1	0.8	0.3	-
Effect of diversification	-	-	-	(66.5)	(90.2)
Total	128.1	113.3	159.1	134.1	76.5

(*) Adjusted to reflect the tax treatment of individual classes of assets.

The following table sets forth our interest-earning assets and interest-bearing liabilities position and therefore it does not reflect interest rate gap positions that may exist as of any given date. In addition, variations in interest rate sensitivity may exist within the re-pricing periods presented due to differing re-pricing dates within the period.

Interest rate risk:

	03/31/2011						03/31/2010
	0-30	31-180	181-365	1-3 years	Over 3 years	Total	Total
Interest-bearing assets	199,783	169,854	68,735	162,348	78,669	679,389	541,808
Interbank deposits	6,069	4,137	1,775	607	3	12,591	14,220
Securities purchased under agreements to resell	36,397	52,768	893	7,749	7,996	105,803	140,200
Central Bank compulsory deposits	90,861	-	-	-	-	90,861	33,183
Financial assets held for trading	8,969	25,995	10,551	33,063	30,378	108,956	54,891
Financial assets held for trading and designated at fair value through profit or loss	-	-	-	-	147	147	227
Available-for-sale investments	6,373	4,394	6,097	9,758	17,070	43,692	37,380
Held-to-maturity investments	-	134	73	210	2,699	3,116	2,566
Derivatives	1,352	3,474	1,788	1,320	2,296	10,230	7,876
Loan and lease operations	49,762	78,952	47,558	109,641	18,080	303,993	251,265
Interest-bearing liabilities	180,655	58,553	50,646	142,259	80,493	512,606	398,608
Savings deposits	58,997	-	-	-	-	58,997	50,085
Time deposits	17,229	18,668	21,788	29,564	29,138	116,387	106,946
Interbank deposits	945	1,259	449	227	34	2,914	1,700
Investment deposits	948	-	-	-	-	948	1,123
Money market	93,393	15,613	12,315	68,965	16,467	206,753	148,055
Interbank market	4,074	17,984	13,580	23,369	9,595	68,602	47,963
Institutional market	618	3,287	846	18,533	23,275	46,559	34,784
Derivatives	661	1,742	1,668	1,601	1,984	7,656	7,277
Financial liabilities held for trading	819	-	-	-	-	819	813
Liabilities of capitalization plans	2,971	-	-	-	-	2,971	2,360
Difference asset/ liability	19,128	111,301	18,089	20,089	(1,824)	166,783	143,200
Cumulative difference	19,128	111,301	18,089	20,089	(1,824)	166,783	143,200
Ratio of cumulative difference to total remunerated assets	2.8%	16.4%	2.7%	3.0%	(0.3%)	24.5%	26.4%

(*) Breakdown by time bracket is based on contractual maturities.

FOREIGN CURRENCY RISK

	03/31/2011					03/31/2010
	Dollar	Euro	Yen	Other	Total	Total
ASSETS
Cash and cash equivalents	3,330	146	79	1,257	4,812	6,423
Central Bank compulsory deposits	-	17	-	1,163	1,180	1,249
Interbank deposits	3,964	2,275	-	759	6,998	5,194
Securities purchased under agreements to resell	769	-	-	100	869	1,603
Financial assets held for trading	4,469	893	-	212	5,574	5,045
Financial assets designated at fair value through profit or loss	-	147	-	-	147	-
Derivatives	1,764	153	-	86	2,003	1,217
Available-for-sale investments	30,149	536	-	2,529	33,214	14,077
Held-to-maturity financial assets	671	-	-	-	671	796
Loan operations, net	27,608	4,213	2,448	16,727	50,996	43,948
TOTAL ASSETS	72,724	8,380	2,527	22,833	106,464	79,552

	03/31/2011					03/31/2010
	Dollar	Euro	Yen	Other	Total	Total
LIABILITIES
Deposits	22,000	1,712	256	13,733	37,701	27,878
Securities sold under repurchase agreements	6,963	-	-	270	7,233	3,034
Financial liabilities held for trading	-	64	-	755	819	813
Derivatives	1,557	174	-	71	1,802	965
Interbank accounts	20,176	737	43	1,324	22,280	20,515
Institutional market	35,368	3,111	-	355	38,834	16,618
TOTAL LIABILITIES	86,064	5,798	299	16,508	108,669	69,823

NET POSITION	(13,340)	2,582	2,228	6,325	(2,205)	9,729

The exposure to stock risk is disclosed in note 6 related to financial assets held for trading and note 9, related to available-for-sale financial assets.

Liquidity risk

Liquidity risk is defined as the existence of imbalances between marketable assets and liabilities due – mismatching between payments and receipts - which may affect the institution’s payment capacity, taking into consideration the different currencies and payment terms and their respective rights and obligations.

Policies and Procedures

Management of liquidity risk seeks to adopt best practices to avoid having insufficient cash available and to avoid difficulties in meeting obligations due.

Itaú Unibanco Holding has a structure dedicated to improve the monitoring, control and analysis of liquidity risk, through models of statistical and economic-financial projections, of the variables that affect cash flows and the level of reserves in local and foreign currencies.

Additionally, Itaú Unibanco Holding establishes guidelines and limits whose compliance is periodically analyzed in technical committees, and whose purpose is providing an additional safety margin to the minimum projected needs. The liquidity management policies and the respective limits are established based on prospective scenarios periodically reviewed and on the definitions of top management.

These scenarios may be reviewed when needed, considering the cash needs, due to atypical market situations or arising from strategic decisions.

In compliance with the requirements of BACEN Resolution 2,804/00 and Circular 3,393/08, a Statement of Liquidity Risk is sent monthly to the Central Bank, and periodically the following items are sent to top management for monitoring and support to the decision-making process:

• Different scenarios projected for changes in liquidity;
• Contingency plans for crisis situations;
• Reports and graphics that describe the risk positions;
• Assessment of funding costs and alternative sources of funding;
• Monitoring of changes in funding through a constant control over sources of funding, considering the type of investor and term, among other factors.

Primary Sources of Funding

Itaú Unibanco Holding has different sources of funding, of which a significant portion is from the retail segment. Total funding from clients reached R$ 368.5 billion reais in the first quarter of 2011, particularly funding from time deposits. A considerable portion of these funds – 29.1% of total, or R$ 107.5 billion – are immediately available to the client. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits - is relatively steady with the balances increasing over time and inflows exceeding outflows when monthly average amounts are considered.

	03/31/2011			03/31/2010
Funding from Clients	0-30 days	Total	%	Total	%
Deposits	102,794	203,922	55.2	183,606	60.8
Demand	24,676	24,676	6.7	23,752	7.9
Savings	58,997	58,997	16.0	50,085	16.6
Time	17,229	116,387	31.5	106,946	35.3
Other	1,892	3,862	1.0	2,823	1.0
Funds from acceptances and issuance of securities (1)	1,845	26,942	7.5	17,963	6.2
Funds from own issue (2)	2,807	101,654	27.5	73,310	24.3
Subordinated debt	62	35,934	9.8	26,456	8.7
Total	107,508	368,452		301,335
(1) Includes Mortgage Notes, Real Estate Credit Bills, Agribusiness and Financial Bills recorded in Interbank and Institutional Market Funds and Liabilities for Issue of Debentures and Foreign Borrowings and Securities recorded in Funds from Institutional Markets.
(2) Refer to Deposits Received under Securities Repurchase Agreements with securities from own issue.

Control over liquidity

Itaú Unibanco Holding manages its liquidity reserves based on estimates of funds that will be available for investment considering the continuity of business in usual conditions.

During the first quarter of 2011, Itaú Unibanco Holding maintained appropriate levels of liquidity in Brazil and abroad. Liquid assets (cash and cash equivalents, securities purchased under agreements to resell and government securities available) totaled R$ 75.3 billion and accounted for 70.0% of the short-term redeemable obligations, 20.4% of total funding, and 15.7% of total assets.

The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk:

Liquidity Indicators	%
Net assets / Funds within 30 days	70.0
Net assets / Total funds	20.4
Net assets / Total assets	15.7

In addition, we present the liabilities per remaining contractual maturities considering their flows undiscounted, except for derivatives that are presented at their discounted amounts:

					Amounts in R$ Million
Future Flows Undiscounted except for derivatives financial instruments	03/31/2011				03/31/2010
LIABILITIES	0 - 30	31 - 365	Over 365 days	Total	Total

Deposits	103,589	42,895	72,204	218,688	196,192
Demand deposits	24,676	-	-	24,676	23,733
Savings deposits	58,997	-	-	58,997	50,085
Time deposit	18,020	41,123	71,798	130,941	119,367
Interbank deposit	948	1,772	406	3,126	1,884
Other deposits	948	-	-	948	1,123

Securities sold under repurchase agreements (1)	93,817	29,587	114,735	238,139	160,754

Funds from acceptances and issuance of securities (2)	1,855	12,675	16,619	31,149	20,480

Borrowings and onlending (3)	2,511	20,222	39,151	61,884	44,871

Subordinated debt (4)	62	7,316	39,330	46,708	38,002

Derivative financial instruments (5)	726	3,409	3,599	7,734	7,277

	202,560	116,104	285,638	604,302	467,576
(1) Includes Own and Third Parties’ Portfolios.
(2) Includes Mortgage Notes, Real Estate Credit Bills, Agribusiness and Financial Bills recorded in Interbank and Institutional Market Funds and Liabilities for Issue of Debentures and Foreign Borrowings and Securities recorded in Funds from Institutional Markets.
(3) Recorded in Funds from Interbank Markets
(4) Recorded in Funds from Institutional Markets
(5) Liquidity with respect to derivative financial instruments is managed based on its fair value.

NOTE 36 – SUBSEQUENT EVENT

Itaú Unibanco Holding and Carrefour Comércio e Indústria Ltda.  ("Carrefour Brasil"), entered into on April 14, 2011, an Agreement for Purchase and Sale of Shares for acquisition of 49% do Banco CSF S.A. ("Banco Carrefour"), in the amount of R$ 725 million, corresponding to a multiple Price/Profit of 11.6 in 2010.

Banco Carrefour is the entity responsible for the offer and distribution, on an exclusive basis, of financial, insurance and pension plan products and services, in the distribution channels of Carrefour Brasil operated under the "Carrefour" brand in Brazil  (electronic channels and 163 hypermarkets and supermarkets), currently with a base of 7.7 million accounts and loan portfolio (gross amount) of R$ 2,254 million (base date December  31, 2010).

The completion of the transaction depends on the approval of the Central Bank of Brazil.

Itaú Unibanco expects, with the completion of this transaction with Carrefour Brazil, to strengthen is operation in the consumer credit segment, considering the successful experiences of both groups in their respective industries in Brazil.